

2004 ANNUAL REPORT

ACXIOM®





ACXIOM AROUND THE GLOBE

Acxiom, with headquarters in Little Rock, Arkansas, USA, has offices in ten countries, including the top five economies of the world. Recent acquisitions of Claritas Europe and Consodata S.A. have dramatically extended our reach to include the largest sources of consumer lifestyle and behavioral data in the pan-European market.

NORTH AMERICA

Phoenix, Arizona
Conway, Arkansas
Fayetteville, Arkansas
Little Rock, Arkansas
San Diego, California
Stamford, Connecticut
Chicago, Illinois
Downers Grove, Illinois
Shoreview, Minnesota
Southfield, Michigan
Carmel, New York
Melville, New York
New York, New York
Independence, Ohio
Memphis, Tennessee

EUROPE

Kingston, England
Leeds, England
London, England
Orpington, England
Sunderland, England
Teddington, England
Lille, France
Paris, France
Frankfurt, Germany
Munich, Germany
Almere, Netherlands
Leiderdorp, Netherlands
Nieuwegein, Netherlands
Warsaw, Poland
Lisbon, Portugal
Barcelona, Spain
Madrid, Spain

AUSTRALIA

Sydney, Australia

ASIA

Tokyo, Japan

A LETTER TO ACXIOM SHAREHOLDERS

Dear Acxiom Shareholder:

It seems incredible that Acxiom is celebrating its 35th anniversary as a company. But my astonishment is not born from how swiftly these years have passed, and it is not from recalling how a tiny data processing company in Arkansas has been transformed into a $1 billion global enterprise.

What is amazing is how *young* Acxiom feels, how the people here are still testing the limits of technology like never before, and how our full focus and energies are on the future.

Our anniversary speaks to Acxiom's stability and ability to adapt, while many of our peers and competitors have come and gone. At the same time we truly believe we are on the cusp of greater and more innovative things than ever.

Thirty-five years have given us invaluable wisdom and insight, and that is infused by today's Acxiom associates, who remain more imaginative and vibrant than ever. They come to work with one mission – to find new ways to help the largest, most successful companies in the world better leverage customer data to grow their businesses.

Indeed, I would dare to say that this young, pioneering attitude has enabled Acxiom to enter a new era. I truly believe that in the last fiscal year and into fiscal 2005, we made dramatic shifts in our business that enable us to have what I consider a new beginning.

Acxiom's values have not changed, and our heritage is invaluable, but today we are building on those strengths and have re-engineered our company to benefit our clients and our shareholders in the next three years, five years and beyond.

Our goal is to meet our clients' needs with a single, integrated, global platform through which we deliver our services and data. And that platform is our new Customer Information Infrastructure (CII), a grid-based solutions architecture that sets new standards in allowing companies to transform data into the intelligence needed to drive better business decisions and build more valuable relationships with their customers.

Businesses around the globe have more data than ever, and that data will only multiply geometrically in coming years, but the ability to realize the benefits and power of that data has been limited. With CII, the impractical is now practical, and what was unimaginable can be imagined – allowing Acxiom's clients to redefine what is possible in the world of Customer Relationship Management (CRM). Acxiom's CII provides more capacity, more flexibility and more speed – all at a lower unit cost. It lets our clients do more, creates exciting jobs for Acxiom associates, and will pay off in higher profits for Acxiom's shareholders.

Grid-based computing is the core of our CII, and Acxiom has long been a leader in this technology. Last year, many industry experts were talking as if such an advanced technology could be found only in scientific labs and university research centers, but by year end Acxiom had been acknowledged as a true visionary in bringing "the grid" into the mainstream. We had begun deploying grid-based computing almost three years earlier, and have already been realizing its benefits in many ways, including dramatic advances in our InfoBase® family of data products.

Another milestone during the year was the expansion of Acxiom's presence in Europe with the acquisitions of Claritas Europe and Consodata, companies that owned and operated some of the most comprehensive consumer lifestyle databases in Europe. When combined with Acxiom's European resources and technological innovation, we became the undisputed leader in data management in the European market and solidified our ability to serve the global needs of our larger clients as well as those clients with a regional focus.

Prior to the acquisitions, Acxiom had offices in England and France. The acquisitions added tremendous data assets and client-service capabilities in those markets, plus they brought us offices in Germany, The Netherlands, Spain, Portugal and Poland.

While the deployment of CII and the European expansion have been huge and positive events at Acxiom, many other achievements have also fueled a disciplined transformation of our business:

- CII is so revolutionary that it compelled us to change our organizational structure to fully leverage its benefits internally and for our clients. It was the most substantial realignment in Acxiom since the early 1990s and was another testament to our ability to change and adapt. We have created delivery centers that promote more consistency in the high-quality solutions we provide and increase the opportunity for associates to learn more skills and put those skills to work in a wider variety of mission-critical projects.
- Acxiom this year announced a strategic partnership with Accenture to help joint clients in the retail financial services, telecommunications, consumer products and other sectors to better use customer information to improve business results, and we are already gaining new clients and building our business pipeline in North America and Europe through this new relationship.
- In light of almost three full years of outstanding cash flow and confidence in continued strong cash flow, we declared our first quarterly cash dividend. Paying a cash dividend is appropriate for managing capital and building shareholder value.
- A Company stock buyback program included the purchase of approximately 4.4 million shares for approximately $64.5 million in the last fiscal year.

While so much is new and exciting at Acxiom, one thing has not changed: we are still measured on results. While this is the 35th anniversary of Acxiom as a company, we also just completed our 20th year as a public company traded on Nasdaq, and our commitment to our shareholders has been reflected in recent results.

In fiscal 2004, revenue was $1.011 billion, up 5.5 percent from $958 million a year ago, with particular momentum gained in the fourth quarter when revenues were $277.8 million, a 16 percent increase over the same quarter a year earlier.

For the year, new contracts were signed that will contribute an annual value of $107 million, and contract renewals will generate $90 million in annual revenue. Acxiom continues to provide tremendous value to the financial services clients, with growth also in the automotive, healthcare, media and other sectors.

The story of the year – indeed, the last three years – has been Acxiom's progress in creating operating cash flow and free cash flow at record levels. In fiscal 2004, operating cash flow was $259.9 million and free cash flow was $187.8 million.

Results like these and the prospects for our future – fueled by the re-engineering of Acxiom – enabled our stock to reach a three-year high during the first month of fiscal 2005.

And moving forward, we announced that for the fiscal year ended March 31, 2005 and thereafter, Acxiom's financial expectations will be communicated in a new format. Our "Financial Road Map" better summarizes and explains our long-range company goals and expectations, while enabling us to make better business decisions, and giving you – our investors – a more comprehensive picture of the strategic direction and prospects of our company.

You'll find our Financial Road Map attached to our quarterly earnings releases and will note the several key metrics on which we'll focus – from revenue growth and operating margin to return on invested capital and cash flow. We're using the Road Map to guide both our short- and long-term decisions and to establish common goals toward which we'll all strive.

Finally, to our clients, shareholders, associates and partners, thank you for making these last 35 years such an exciting and wonderful journey. On behalf of all of us at Acxiom, let me say with all sincerity that we could not have done it without you, and we look forward to many more anniversaries ahead.



Charles D. Morgan
Chairman of the Board
and Company Leader

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-13163

ACXIOM® CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	71-0581897
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 INFORMATION WAY, P.O. BOX 8180, LITTLE ROCK, ARKANSAS	72203-8180
(Address of principal executive offices)	(Zip Code)

(501) 342-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.10 Par Value
(Title of Class)

Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes [X] No [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock, $.10 par value per share, as of September 30, 2003 as reported on the Nasdaq National Market, was approximately $1,218,720,400. (For purposes of determination of the above stated amount only, all directors, officers and 10% or more shareholders of the registrant are presumed to be affiliates.)

The number of shares of Common Stock, $.10 par value per share, outstanding as of June 11, 2004, was 86,286,850.

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Table of Contents **Page**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Acxiom's Proxy Statement for the 2004 Annual Meeting of Shareholders ("2004 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

PART I

AVAILABILITY OF SEC FILINGS AND CORPORATE GOVERNANCE INFORMATION

Our website address is www.acxiom.com, where copies may be obtained, free of charge, of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file these reports with, or furnish them to, the SEC. Copies may also be obtained through the SEC's EDGAR site. Copies of these SEC filings were available on our website during the past fiscal year covered by this Form 10-K. In addition, at the "Corporate Governance" section of our website, we have posted copies of our Corporate Governance Principles, the charters for the Audit, Compensation, Corporate Governance, and Nominating Committees of the Board of Directors, and the codes of ethics applicable to directors, financial personnel and all employees.

Item 1. Business

SUMMARY

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan.

Our products and services enable our clients to use information to improve their business decision-making processes and to effectively manage existing and prospective customer relationships, thereby positioning them to maximize the value of their customer relationships and increase their profits.

Our client base consists primarily of Fortune 1000 companies in the financial services, insurance, information services, direct marketing, publishing, retail and telecommunications industries. Some of our major clients include Allstate, Bank of America, BankOne, Baxter, Capital One, CitiGroup, City of Chicago, eFunds, Federated Department Stores, GE, General Motors, Guideposts, Household, IBM, CCC Information Services Inc., JP Morgan Chase, MBNA America, Philip Morris, Providian Financial, R.L. Polk, Sears, Sprint and TransUnion.

We help our clients with:

- Customer acquisition through our prospect marketing solutions
- Customer growth and retention through our customer marketing solutions
- Multi-channel integration through our real-time marketing solutions
- Creation of a single-customer view through our customer recognition solutions
- Database design, data content and data quality through our Customer Data Integration solutions, which include our AbiliTec®, Solvitur® and InfoBase® offerings

- Large-scale data and systems management through strategic IT infrastructure outsourcing

Our solutions are customized to meet the specific needs of our clients and the industries in which they operate. We believe that we offer our clients the most technologically advanced, accurate and timely solutions available. We enable businesses to develop and deepen customer relationships by creating a single, comprehensive customer view that is accessible, in real time, throughout the organization. We target organizations that view data as a strategic competitive advantage and an integral component of their business decision-making process.

Information Services Industry

We believe the following trends and dynamics in the information services industry will continue to provide us with growth opportunities:

- Information as an asset in Customer Relationship Management
- Outsourcing managed services as a key growth area for CRM
- Customer Data Integration recognized as "central to success" in CRM
- Customer recognition becoming paramount concern
- Increasing amount of raw data to manage
- Growth in technology partnering
- Evolution of one-to-one marketing

Competitive Strengths

We intend to reinforce our position as a leading provider of customer and information management solutions by capitalizing on our competitive strengths, which include:

- Ability to design, build and manage large-scale databases, leveraging our Customer Information Infrastructure[SM] grid technology and our Solvitur marketing database framework
- Our industry-leading Customer Data Integration products and services
- Real-time customer recognition software and infrastructure
- Accurate and comprehensive data content
- Comprehensive IT outsourcing services
- Ability to attract and retain talent

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Growth Strategy

Using our competitive strengths, we are continuing to pursue the following strategic initiatives:

- Reinforce our leadership in building Customer Data Integration products and services, fully implement our Customer Information Infrastructure grid technology, and leverage our consulting and analytics capabilities
- Encourage the sales and marketing of all of our products and services under the "One Acxiom" concept, thereby capturing cross-selling opportunities
- Further penetrate existing and new client industries and continue development of applications for fraud detection, risk management, privacy and security
- Continue to expand data content
- Continue to pursue international opportunities, and expand our products and services so that our multinational clients can globally utilize Acxiom offerings
- Continue to seek alliances and acquisitions

RISK FACTORS

The risks described below could materially and adversely affect our business, financial condition and results of future operations. These risks are not the only ones we face. Our business operations could also be impaired by additional risks and uncertainties that are not presently known to us, or that we currently consider immaterial.

We must continue to improve and gain market acceptance of our technology, particularly AbiliTec and related technology, in order to remain competitive and grow.

The complexity and uncertainty regarding the development of new high technologies affects our business greatly, as does the loss of market share through competition, or the extent and timing of market acceptance of innovative products and technology. We are also potentially affected by:

- longer sales cycles for our solutions due to the nature of that technology as an enterprise-wide solution;
- the introduction of competent, competitive products or technologies by other companies;
- changes in the consumer and/or business information industries and markets;
- the ability to protect our proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and
- the impact of changing legislative, judicial, accounting, regulatory, cultural and consumer environments in the geographies where our products and services will be deployed.

Maintaining technological competitiveness in our data products, processing functionality, software systems and services is key to our continued success. Our ability to continually improve our current processes and to develop and introduce new products and services is essential in order to maintain our competitive position and meet the increasingly sophisticated requirements of our clients. If we fail to do so, we could lose clients to current or future competitors, which could result in decreased revenues, net income and earnings per share.

General economic conditions and world events could continue to result in a reduced demand for our products and services.

As a result of the economic recession over the past few years, we experienced a reduction in the demand for our products and services as our clients looked for ways to reduce their expenses. Although the economy has improved significantly over the past twelve months, how our clients procure our products and services has changed in some instances. Many clients are negotiating their contracts through a contracts procurement representative rather than through their business leaders. In the face of increasing demands by clients for price reductions and discounts, we are challenged with pricing our products and services so as to be able to make reasonable profits. We likewise continue to be challenged with controlling our expenses, given that a significant portion of our costs are fixed. If we are not successful in meeting these challenges, we could suffer lower net income and earnings per share. In addition, world events such as the situation in Iraq and the continuing threats of terrorism may have a negative impact upon the economy in general and upon our business as well, if our clients become hesitant to embark on discretionary spending programs.

Changes in legislative, judicial, regulatory, cultural or consumer environments relating to consumer privacy or information collection and use may affect our ability to collect and use data.

There could be a material adverse impact on our business due to the enactment of legislation or industry regulations, the issuance of judicial interpretations, or simply a change in customs, arising from public concern over consumer privacy issues. Restrictions could be placed upon the collection, management, aggregation and use of information that is legally available, which could result in a material increase in the cost of collecting some kinds of data. It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect our ability to meet our clients' requirements.

Data suppliers might withdraw data from us, leading to our inability to provide products and services.

Much of the data that we use is either purchased or licensed from third parties. We compile the remainder of the data that we use from public record sources. We could suffer a material adverse effect if owners of the data we use were to withdraw the data from us. Data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of data. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted, which could result in decreased revenues, net income and earnings per share.

Failure to attract and retain qualified associates could adversely affect our business.

Competition for qualified technical, sales and other personnel is often intense, and we periodically are required to pay premium wages to attract and retain good associates. There can be no assurance that we will be able to continue to hire and retain sufficient qualified management, technical, sales and other associates necessary to conduct our operations successfully.

The nature and volume of our customer contracts may affect the predictability of our revenues.

While approximately 80% of our total revenue is currently derived from client contracts with initial terms of at least two years, these contracts have been entered into at various times and therefore some of them are in the latter part of their terms and are approaching their originally scheduled expiration dates. Further, if renewed by the customer, the terms of the renewal contract may not have a term as long as, or may otherwise be on terms less favorable than, the original contract. Revenue from customers with long-term contracts is not necessarily "fixed" or guaranteed, however, as portions of the revenue from these customers is volume-driven or project-related. With respect to the portion of our business that is not under long-term contract, revenues are less predictable and are almost completely volume-driven or project-related. Therefore, we must engage in continual sales efforts to maintain revenue stability and future growth with these customers. In addition, if a significant customer fails to renew a contract, our business could be negatively impacted if additional business were not obtained to replace the business which was lost.

Our operations outside the U.S. subject us to risks normally associated with international operations.

We conduct business outside of the United States. During the last fiscal year, we received approximately 8% of our revenues from business outside the United States. In the fourth quarter of fiscal 2004 we completed the acquisitions of Claritas Europe and Consodata S.A., and as part of our growth strategy we plan to continue to pursue opportunities outside the U.S. Accordingly, our future operating results could be negatively affected by a variety of factors, some of which are beyond our control. These factors include legislative, judicial, accounting, regulatory, political or economic conditions in a specific country or region, trade protection measures, and other regulatory requirements. In order to successfully expand non-U.S. revenues in future periods, we must continue to strengthen our foreign operations, hire additional personnel, and continue to identify and execute beneficial strategic alliances. To the extent that we are unable to do these things in a timely manner, our growth, if any, in non-U.S. revenues will be limited, and our operating results could be materially adversely affected. In general, each of our foreign locations is expected to fund its own operations and cash flows, although periodically funds may be loaned or invested from the U.S. to the foreign subsidiaries. Therefore, exchange rate movements of foreign currencies may have an impact on our future costs or on future cash flows from foreign investments. We have not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. Additional risks inherent in our non-U.S. business activities generally include, among others, potentially longer accounts receivable payment cycles, the costs and difficulties of managing international operations, potentially adverse tax consequences, and greater difficulty enforcing intellectual property rights. The various risks which are inherent in doing business in the United States are also generally applicable to doing business outside of the United States, and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

Loss of data center capacity or interruption of telecommunication links could adversely affect our business.

Our ability to protect our data centers against damage from fire, power loss, telecommunications failure or other disasters is critical to our future. The on-line services we provide are dependent on links to telecommunication providers. We believe we have taken reasonable precautions to protect our data centers and telecommunication links from events that could interrupt our operations. Any damage to our data centers or any failure of our telecommunications links that causes interruptions in our operations could materially adversely affect our ability to meet our clients' requirements, which could result in decreased revenues, income, and earnings per share.

We could experience a breach of the security of our computer systems.

We operate extremely large, powerful and complex computer systems. Unauthorized third parties could attempt to gain entry to such systems for the purpose of stealing data or disrupting the systems. We believe that we have taken adequate measures to protect them from intrusion, but in the event that our efforts are unsuccessful we could suffer significant harm.

Failure to favorably negotiate or effectively integrate acquisitions or alliances could adversely affect our business.

Recently our growth strategy has included growth through acquisitions and strategic alliances. While we believe we will be able to successfully integrate recently acquired businesses into our existing operations, there is no certainty that future acquisitions or alliances will be consummated on acceptable terms or that any acquired assets, data or businesses will be successfully integrated into our operations. Our failure to identify appropriate candidates, to negotiate favorable terms, or to successfully integrate future acquisitions and alliances into our existing operations could result in decreased revenues, net income and earnings per share.

Decline in value of investments could negatively impact us.

Due to the general recession in the market that took place over the past few years, several of our investments in other ventures have declined and could continue to decline in value. While several of the investments have been written down accordingly, others could also be subject to future write-down in the event their values become impaired.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. The last increase in the U.S. was in June 2002. While no further increases are expected until 2006, it is possible that increases could occur sooner. Postal rate increases could force direct mailers to mail fewer pieces and to target their prospects more carefully. Additionally, the amount of direct mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system, its global counterparts, and other delivery systems. Such responses by direct mailers could negatively affect us by decreasing the amount of processing services purchased from us, which could result in lower revenues, net income and earnings per share.

Industry consolidations could result in increased competition for our products and services.

The possibility of the consolidation or merger of companies who might combine forces to create a single-source provider of multiple services to the marketplace in which we compete could result in increased competition for us. We currently compete against numerous providers of a single service or product in several separate market spaces. (See the discussion below under "Competition.") Since we offer a larger variety of services than many of our current competitors, we have been able to successfully compete against them in most instances. However, the dynamics of the marketplace could be significantly altered if some of the single-service providers were to combine with each other to provide a wider variety of services.

ACXIOM'S BUSINESS

Overview

We integrate data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan.

Our products and services enable our clients to use information to improve their business decision-making processes and to effectively manage existing and prospective customer relationships, thereby positioning them to maximize the value of their customer relationships and increase their profits. Our solutions are customized to meet the specific needs of our clients and the industries in which they operate. We believe that we offer our clients the most technologically advanced, accurate and timely solutions available.

Information Services Industry

In today's technologically advanced and competitive business environment, companies are using vast amounts of customer, prospect and marketplace information to manage their businesses. The information services industry provides a broad range of products and services designed to help companies manage customer relationships. Acxiom's combination of technology, services, and premier data content allow us to provide the customer information infrastructure that enables our clients to efficiently access and manage information throughout the enterprise. We're doing this on an increasingly global scale as our clients ask us to provide the same services we've delivered in the U.S. to their global efforts. The ability to create global solutions was the driving motivation behind our recent acquisitions of Claritas Europe and Consodata, which solidified our presence in the European market.

Acxiom's services help our clients answer important business questions such as:

- Who are our existing customers?
- Who are our prospective customers?
- Who are our most profitable customers?

- What are the common traits of our existing customers?
- What do our customers want and when do they want it?
- How do we service our customers?
- How should we price our products and services?
- What distribution channels should we use?
- What new products should we develop or what old products should we retire?

We believe the current trends and dynamics of the information services industry will provide us with growth opportunities as discussed below.

Information as an asset in Customer Relationship Management

More and more companies are realizing that the various types of data they gather and maintain – customer, product, financial, sales and marketing – can be a competitive resource for acquiring and retaining customers, provided that the information is well maintained and optimized throughout the organization. Gone are the days when companies thought they could buy a piece of Customer Relationship Management (CRM) software and magically have better relationships with their customers.. Today, companies understand that CRM is a business strategy, not a piece of software, and that management of their information assets is one of the keys for turning the promises of CRM success into reality. In fact, Gartner, Inc., a leading international industry analytical, research and advisory firm, reported recently that ignoring data quality is the #1 reason CRM fails.

A recent Gartner report entitled "The Nine Ways in Which CRM Will Change" (Scott Nelson, January 15, 2004) says that the key to enterprises being able to deal effectively with their customers is to know them – who their customers are, what they want, why they want it, and what the key levers are. It's also critical, says Gartner, to know how to use that information. The more enterprises know about their customers, the more they can do with that information to improve the likelihood of sales and improve the levels of service. Gartner predicts that enterprises will need to invest substantially more in analytics and accurate data. They found that the average CRM solution currently devotes only about 10-12% of the total expenditures to issues of data, including capture, storage, access and analysis. Their research suggests this will grow to 25% within five years (0.7 probability), and that some organizations will need to spend even more.

Outsourcing managed services as a key growth area for CRM

Gartner predicts the CRM services market will climb to $22.2 billion by 2006, up from $14.8 billion in 2002, a compound annual growth rate of 8.4%. Gartner expects outsourcing of CRM Services to be a key area for future growth. According to Gartner, companies are recognizing that a focus on their core competencies yields a higher competitive advantage. Increasingly, these companies are outsourcing non-core business processes and IT management. Managed services are consequently expected to be high-growth areas in the professional services market in CRM.

Customer Data Integration recognized as "central to success" in CRM

Gartner reports that the CRM services market is moving toward process-focused solutions that allow enterprises to unite multiple areas more easily. In the past, the CRM market has been focused heavily on features and functions. According to Gartner, this shift will put increased emphasis on integration, middleware, databases, standards and interoperability. Gartner also concludes that customer data integration (CDI) is central to success in process-centric CRM.

CDI can best be described as the combination of the technology, processes and services needed to create and maintain an accurate, timely and complete view of the customer across multiple channels, business lines and, potentially, enterprises, where there are multiple sources of customer data in multiple application systems and databases. In different ways, both the real-time enterprise and business process fusion depends on having this "single view of the customer." The ability to successfully target, acquire, develop and retain customers depends on the availability, at the time and place of need, of high quality, comprehensive, up to date customer information and insight.

Gartner reports that the CDI category is a strong and healthily growing sector. By 2008, Gartner says, 50% of large enterprises with a heterogeneous customer data environment will have started implementing a solution for CDI (0.7 probability); through 2010, fewer than 33% of global enterprises will have a true enterprise view of the customer (0.7 probability), leaving significant room for continued growth for the CDI sector.

Customer recognition becoming a paramount concern

How does a company know that the customer on the phone is the same one that was on its Web site one hour ago? Is it the same person, or is it just someone using that customer's computer? Gartner concludes that enterprises need to have a federated ID system that allows them to link up all interactions with a customer quickly and accurately. Such a constant ID system will be necessary, says Gartner, to take advantage of an environment where technology is modified to that customer's desires and, in the process, enabling the enterprise's CRM system to have a chance to truly support them. If an enterprise cannot be sure of who the customer is, and how to link that customer to the database and profiles it has created, Gartner predicts that the enterprise's investments in CRM will be seriously compromised.

Another application for Customer Recognition solutions is in a company's efforts to combat fraud and identity theft. As customer contact channels proliferate and data volumes explode, the opportunity for fraudulent activity multiplies. Customer recognition capabilities are an important tool to verify that customers are who they say they are. According to Gartner, consumers reported an 80% rise in identity-theft-related fraud from 2002 to 2003. And banks say the average value of a fraudulent transaction is $6,795. At this pace it is logical to see why enterprise risk management is listed in a recent Gartner report as a top concern this year for financial services firms.

Increasing amount of raw data to manage

The combination of demographic shifts and lifestyle changes, the proliferation of new products and services, and the evolution of multiple marketing channels have made the information management process increasingly complex. Marketing channels now include cable and satellite television, telemarketing, direct mail, direct response, in-store point-of-sale, on-line services and the Internet. The multiplicity of these marketing channels has created more data and compounded the growth and complexity of managing data. Advances in computer and software technology have also unlocked vast amounts of customer data, which historically was inaccessible, further increasing the amount of existing data to manage and analyze. As these data resources expand and become more complex, it also becomes increasingly difficult to integrate all the fragmented, disparate and often outdated information. The challenge to obtaining accurate and complete customer data lies in obtaining, enhancing and integrating data from across an organization to form a single, comprehensive view of individual customers.

Growth in technology partnering

Companies are increasingly looking outside of their own organizations for help in managing the complexities of their information needs. The reasons for doing so include:

- allowing a company to focus on its fundamental business operations
- avoiding the difficulty of hiring and retaining scarce technical personnel
- taking advantage of world-class expertise in particular specialty areas
- benefiting from the cost efficiencies of outsourcing
- avoiding the organizational and infrastructure costs of building in-house capability
- benefiting more from the latest technologies

Evolution of one-to-one marketing

Advances in information technology, combined with the ever-increasing amounts of raw data and the changing household and population profiles in the United States, have spurred the transition from traditional mass media to targeted one-to-one marketing. One-to-one marketing enables the delivery of a customized message to a defined audience and the measurement of the response to that message. The Internet has rapidly emerged as an ideal one-to-one marketing channel. It allows marketing messages to be customized to specific consumers and allows marketers to make immediate modifications to their messages based on consumer behavior and response. The Internet can also accomplish these objectives far more cost effectively than existing marketing media.

Competitive Strengths

We believe we possess the following competitive strengths which allow us to benefit from the industry trends described above and offer solutions to the information needs of our clients:

Ability to design, build and manage large-scale databases, leveraging our Customer Information Infrastructure grid technology and our Solvitur marketing database framework

We have extensive experience in designing, developing, managing and operating massively large-scale databases for some of the world's largest companies, including AT&T Wireless, Allstate, CitiGroup, General Electric Capital Corporation, Federated Department Stores, IBM and Sears. Our state-of-the-art data centers, computing capacity and operating scale enable us to access and process vast amounts of raw data and cost effectively transform the data into useful information. We currently house more than 1,000 terabytes of disk storage for database solutions. A terabyte is approximately one trillion bytes, and is the scale often used when measuring large computer storage.

We provide a complete solution that starts with consulting, integrates data content, applies data management technology and delivers CRM applications to the desktop. Our open system environment allows our clients to use a variety of tools, and provides the greatest flexibility in analyzing data relationships. This open system environment also optimizes our clients' requirements for volume, speed, scalability and functional performance.

To complement our historical database expertise, Acxiom has developed its Customer Information Infrastructure grid computing technology, which consists of a large collection of high-end PC's working together in an internal network. As a unit they provide the functions of a traditional computer such as storage, computations, security, and data management at a fraction of the cost, with significantly higher performance. It is Acxiom's ultimate goal to move most of its current client processing off mainframes and dedicated servers to the Customer Information Infrastructure grid technology framework. Currently, nearly all of our clients are having at least some work processed on the grid, and management is focused on rapidly moving as much customer processing to the grid as possible.

Grid technology works by breaking down large jobs into smaller, separate tasks, then assigning them to computers linked together in the grid. Large mainframe computers process jobs linearly, i.e., they must first complete one task before going on to the next. Grids, on the other hand, can process separate tasks simultaneously, thereby providing much faster results. The grid system also maximizes each computer's excess power capabilities, which typically are not fully utilized. Computers connected through the grid can be called into service to assist other computers during peak workload periods, thereby making the most of their combined available power. Utilization of the grid enables our clients to avoid multi-million dollar up-front investments in servers, resulting in significant cost savings. In addition, the grid enables us to offer our services to a broader range of clients, including companies whose processing needs are on a much smaller scale than that of our historical clientele. Processing time is materially reduced using grid technology. For example, jobs that could take up to eight hours on a mainframe can be completed in 20 minutes in the grid. In addition, grid technology enables significantly more archived data to be housed on scalable, less expensive data storage for long-range trending and analysis purposes.

With this expertise, Acxiom provides both traditional batch marketing solutions as well as real-time solutions, both via our Solvitur marketing database framework. We believe that through this framework -- which leverages large-scale databases, the grid technology, InfoBase and AbiliTec -- Acxiom is leading the industry in a fundamental shift from traditional linear campaigns to continuous campaign management. We offer our clients weekly, daily and even real-time updates, thereby dramatically increasing the frequency with which they can execute marketing campaigns. The competitive advantage that may be gained by our clients is improved marketing offers that drive a greater response, in addition to increasing the timeliness of campaigns and the revenues generated. Through our real-time marketing solutions, clients are able to get a consistent and immediately available customer view and decision engine that helps them make effective, instantaneous marketing offers, based on comprehensive business rules, across all of their front-office applications.

Our industry-leading Customer Data Integration products and services

We believe our Customer Data Integration capabilities, powered by AbiliTec, combined with the related real-time customer recognition software and infrastructure, is the leading solution for companies seeking to better integrate their customer data and manage their customer relationships. CRM involves analyzing, identifying, acquiring and retaining customers. Knowledge delivered directly and immediately to a desktop or customer point of contact in real time is critical to the CRM process. Acxiom's Customer Data Integration products and services are designed to fully meet these challenges for its clients.

As the basic infrastructure for integrated CRM solutions, AbiliTec allows the linking of disparate databases across a client's business and makes possible personalized, real-time CRM at every customer touch-point. We believe that AbiliTec's unprecedented scope, accuracy and speed contributes to Acxiom being established as the Customer Data Integration leader, both as an internal processing tool and as the enabler of the single customer view that drives true, one-to-one marketing.

AbiliTec permits up-to-the-minute updating of consumer and business information with our data, thereby creating a new level of data accuracy within the industry. By applying this unique, patented technology, we are able to properly cleanse data and eliminate redundancies, update the data to reflect real-time changes, and combine our external data with our clients' internal data.

The financial benefits for our clients generated by faster processing times are multi-faceted. Our clients gain advantages from AbiliTec by:

- Greatly improving the speed in which campaigns are brought to market in order to seize on opportunities more quickly.

- Leveraging shorter turnaround times to increase the frequency of data warehouse updates. With AbiliTec, some Acxiom clients have moved from monthly to weekly updates, others from weekly to nightly, and some utilize the technology in an on-line transaction processing ("OLTP") mode to update their data continuously, as new information becomes available.

- Basing marketing and other business decisions on more accurate data. In the world of customer or prospect data warehouses, fresher information equals more accurate information. Integration of correct names and addresses also ensures more accurate data is reflected for the customer or prospect.

We also believe that AbiliTec enables our clients to better serve the consumer privacy preferences of their customers. Just as AbiliTec allows businesses to create a single view of their customers in real time for marketing purposes, it makes it much easier for businesses to allow their customers to access, correct and selectively opt-out their information, provide better safeguards around their customers' information, and facilitate the addition of information such as preference in time and manner of contact.

Real-time customer recognition software and infrastructure

Acxiom continues to expand its real-time multi-channel Customer Data Integration and customer recognition capabilities with products and services such as Solvitur. This suite of software and infrastructure capabilities allows our clients, in real time, to integrate their existing databases together in ways that have previously been difficult or impossible. Our Customer Data Integration and customer recognition technologies allow our clients and us to integrate data directly into CRM applications, including:

- Customer analysis
- Interactive web pages
- Call centers
- Direct mail
- Campaign management
- Point-of-sale
- Customer service automation
- Sales force automation

Secure delivery of information over the Internet or via private network, as opposed to traditional delivery through CD-ROM, floppy discs, tape cartridges or tapes, significantly reduces the turnaround time from days to minutes or sub-seconds and reduces the operating costs associated with extended processing and turnaround.

Accurate and comprehensive data content

We believe that we have the most comprehensive and accurate collection of United States consumer, property and telephone marketing data available from a single supplier. We believe we process more mailing lists than any other single company in the United States. Our InfoBase consumer database contains approximately 17 billion data elements, which we believe covers over 95% of all households in the United States. Our real estate database, which includes most major United States metropolitan areas, covers approximately 70 million properties in a majority of the states. We believe our InfoBase TeleSource product represents the most comprehensive repository of accurate telephone number information for listed business and consumer telephone numbers in the United States and Canada. Our clients use this data to manage existing customer relationships and to target prospective customers.

Acxiom's offerings in Europe are closely aligned with those in the U.S. The recent acquisitions of Claritas Europe and Consodata S.A. have significantly enhanced Acxiom's offerings in terms of data services and customer information throughout Europe. Acxiom provides leading customer information in the seven European countries in which it now has physical operations, including the United Kingdom, France, The Netherlands, Germany, Spain, Portugal, and Poland. The customer information and segmentation offerings are similar to Acxiom's InfoBase in the U.S. and in the U.K. While there are some differences between InfoBase in the U.S. and the U.K. and differences country-to-country for the InfoBase equivalents that have been acquired with the Claritas Europe and Consodata acquisitions, the core value proposition to Acxiom clients remains the same regardless of location.

In Australia, Acxiom is a leading supplier of consumer, business, telephone and property information for marketing purposes. Under a range of brand names, Acxiom's data products are used by major financial institutions, telecommunications companies and retailers to help them strengthen their customer relationships and grow their market share. Our clients use data from our databases to target prospective customers and strengthen relationships with their existing customers.

Comprehensive IT Outsourcing Services

We offer clients comprehensive, integrated information management solutions tailored to their specific needs. Our total solution approach is a competitive strength because it allows our clients to use a sole service provider for all of their information management needs. Our information technology solutions cover the computing requirements of our clients, ranging from full mainframe and midrange information processing centers to desktop applications. We currently operate several large mainframe and midrange data centers, manage numerous networks and host Internet applications. We offer information management services in the following areas:

- Mainframe platform operations
- Midrange and client/server platform outsourcing
- Network management
- Redundant infrastructure availability services
- High-speed electronic printing and distribution services
- Web hosting management

Ability to attract and retain talent

We believe our progressive culture allows us to attract and retain top associates, especially those in technology fields where critical technical skills are scarce. Our culture is based on concepts such as leadership, associate development, and continuous improvement. Our business culture rewards customer satisfaction, associate satisfaction and profitability. In addition to our culture, our extensive geographic presence, with locations in the United States, Europe, Australia and Japan, has enhanced our ability to attract talented associates.

Acxiom has consistently been recognized for its leadership in a number of areas, including technical innovation and marketplace excellence, and the company continued to receive such honors in 2003 and 2004.

Acxiom was named a finalist in the "Most Innovative Company" category by the 2004 American Business Awards for our development of grid computing systems for large commercial applications, and Acxiom leaders were invited to speak at a number of prestigious events, including the *Grid Today 04* conference in Philadelphia, regarding this technology. Publications as diverse as *Fortune, Database Trends & Applications,* and *Internet Retailer* have recognized Acxiom's leadership role in the new grid-based technology.

Significant awards Acxiom has announced since January 2003 include:

- Check Point Customer Excellence Award for cutting edge security practices
- The Data Warehousing Institute's Award for its 2004 "Best Practices in Data Warehousing" awards based on Acxiom's leadership in grid computing
- Gold SMART Award for "Best Marketing Database Software" from British business magazine *Direct Response*
- U.S. Postal Service Special Achievement Award for promoting innovation and leadership in the industry
- *Fortune* magazine in January 2003 named Acxiom as one of the "100 Best Companies to Work For" in America, an honor the company had received four previous years
- *DM Review 100* honoree for the fourth consecutive year
- Torch Award for Marketplace Ethics from the Better Business Bureau of Arkansas

Growth Strategy

Using our competitive strengths, we are pursuing a strategy that includes the following initiatives:

Reinforce our leadership in building Customer Data Integration products and services, fully implement our Customer Information Infrastructure grid technology, and leverage our consulting and analytics capabilities

Our primary initiatives are AbiliTec-driven Customer Data Integration solutions, including our real-time Solvitur solution, combined with our traditional consulting and analytical services. We provide strategic consulting to our clients regarding creation and measurement of CRM programs and the related infrastructure, particularly in the financial, banking and retail communities, and in the privacy arena. Our Customer Information Infrastructure grid technology enables us to provide our clients with what we believe to be the industry's most accurate and cost-effective means to integrate their customer and prospect data across the entire organization. We then provide the capability to further enhance and add decision-making intelligence to that data with external data, including our InfoBase data products. All of these Customer Data Integration processes can take place in a traditional batch mode or in real time over the Internet or via private network.

Our technologies are available to a broad range of clients that desire to better manage their existing and prospective customer relationships and to integrate disparate databases. We are continually developing AbiliTec-enabled solutions to improve data quality, streamline production, reduce costs and increase the efficiency of our clients' marketing and database initiatives.

We are marketing AbiliTec, Solvitur and InfoBase through our internal sales organization as well as through our strategic alliances, including leading CRM software solution providers such as IBM and SAS Institute, and systems integrators such as Accenture and IBM. Each of these Acxiom products can be integrated directly into the decision systems offered by our strategic alliance partners to enhance their unique value proposition to their customers. This alliance partner strategy provides the potential for us to extend the scope of our services in our existing markets and expand our client base. We have developed the Opticx® process which allows customers to rapidly determine their data quality and the potential return on their investment in our Customer Data Integration solutions.

Encourage the sales and marketing of all of our products and services under the "One Acxiom" concept, thereby capturing cross-selling opportunities

The "One Acxiom" concept reflects our commitment to more fully leverage and blend our core components - Customer Data Integration technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership - to provide our clients the most innovative and effective customer and information management solutions in the marketplace today. Our established client base is primarily composed of Fortune 1000 companies. These clients use a single product or service or a combination of multiple products and services. Our consultative approach, comprehensive set of services and products and long-standing client relationships, combined with the increasing information needs of our clients, provide us with a significant opportunity to offer our existing client base new and enhanced services and products.

Further penetrate existing and new client industries, and continue development of applications for fraud detection, risk management, privacy and security

Our clients expect information management solutions tailored to the needs of their particular industry. We have developed specific knowledge for the industries we serve, including the financial services, insurance, information services, direct marketing, media, retail, technology, telecommunications, automotive, and pharmaceuticals/healthcare industries. We expect to continue to expand our presence in these industries as well as to penetrate other industries as their information management needs increase. Other industries which we believe are undergoing changes that will increase the need for data and information management services include the e-commerce, packaged goods and entertainment sectors. We also believe our products and services would complement and are adaptable to the identity verification systems of prospective clients in industries or businesses concerned about security management, including travel, special events management and building security.

We also believe that in the post-September 11 environment, certain governmental agencies have a need for the type of data integration solutions enabled by AbiliTec in the areas of fraud detection and identity verification. Since September 11, 2001, we have been actively pursuing government contract work in this regard, and view this sector as a potential source of new business in the future.

Continue to expand data content

We believe that the depth, breadth and quality of our data differentiates us in the marketplace. We continually enhance our databases by adding new data through multiple sources and increasing the accuracy of the data through the use of AbiliTec. Expanding our data content offerings enables us to grow existing client relationships, capture new clients and enter new industries. Data content also represents an attractive business model for us because we can repackage it into multiple formats or sell it through various distribution channels, at a minimal incremental cost.

Continue to pursue international opportunities, and expand our products and services so that our multinational clients can globally utilize Acxiom offerings

Since 1986, we have had a presence in Europe, primarily in the United Kingdom and France. In the fourth quarter of fiscal 2004 we significantly expanded our European operations through the acquisitions of Claritas Europe and Consodata S.A., two of Europe's premier data providers with offices in The Netherlands, Germany, Spain, Portugal and Poland, as well as in France and the United Kingdom. As a result of these acquisitions Acxiom is now well-positioned to help its international clients improve their marketing effectiveness and prospecting results in the European markets. Among the existing clients of the acquired companies are some of the world's most successful companies in the financial services, automotive, retail, consumer durables, mail order, publishing, telecommunications, utilities, and travel and leisure industries. We expect to maintain these relationships, as well as acquire additional multinational clients doing business in Europe. Similar to Acxiom's InfoBase products in the U.S., Claritas Europe's and Consodata's combined products provide the largest source of consumer lifestyle databases and behavioral information available to marketers across Europe. We intend to focus on the integration of these two new businesses into the "One Acxiom" business model, and to continue to look for additional opportunities to expand our product and service offerings in the European marketplace.

Since 1999, we have been offering our products and services in Australia and New Zealand, including Customer Relationship Management services, data warehousing, merge purge, analytics, InfoBase data, TeleAppend, Best Address, and verification. In 2000 we entered the Japanese market by purchasing a minority interest in a Japanese consumer data firm. Our activities in Japan currently consist of data hygiene, marketing campaign data and consulting services. We are in the process of localizing our product and service offerings for the Japanese market and hope to expand our offerings through the Japanese offices of U.S. and European corporations and to large Japanese firms which are active or which expect to be active in direct marketing and CRM strategies. Similar initiatives have been undertaken in Latin America with the objectives of providing services to our global customers who are either already active in or entering this marketplace. Our primary focus has been to develop infrastructure and build partner relationships in the major markets - Mexico, Brazil, Argentina, Chile, and Columbia. To date, our efforts in Australia, Japan and Latin America have not resulted in significant revenue generation.

Information concerning the revenues and assets of our foreign operations is included in Note 17 of the Notes to Financial Statements which are attached to this Annual Report as part of the Financial Supplement.

Continue to seek alliances and acquisitions

Acxiom partners with many of the world's leading systems integrators and hardware and software companies, to create and distribute the best customer and information management solutions for the market. Our partners include such companies as Accenture, D&B, Equitec, Hewlett Packard, IBM Corporation, SAS Institute, TransUnion and USADATA.

We will continue to seek alliance opportunities with companies that can complement or expand our business by offering unique data content, strategic services, or market presence in a new industry. We will also consider acquisitions as opportunities may arise. We continually review our mix of businesses to determine that we have the correct combination of people, products, services and other resources to allow us to best serve our clients.

Business Segments

We have three business segments: Services, Data and Software Products, and Information Technology Management. Information concerning the financial results of our business segments and the total assets of each business segment is included in Note 20 of the Notes to Financial Statements and in Management's Discussion and Analysis of Results of Operations and Financial Condition which are attached to this Annual Report as part of the Financial Supplement.

Services

Our Services segment provides solutions that integrate and manage customer, consumer, and business data using our information management skills and technology, as well as our InfoBase data products. We believe that AbiliTec, which provides Customer Data Integration capabilities, together with our Solvitur marketing database solutions, positions us for a greater share of the growing demand for integrated customer management solutions. Our Customer Information Infrastructure grid technology, AbiliTec linking technology, Solvitur solutions, InfoBase data, and intellectual property for building and managing large-scale database environments gives our clients the ability to reach their customers more rapidly, efficiently and accurately and to target their sales efforts accordingly.

Acxiom builds Customer and Information Management solutions for its clients in the following service areas:

Service	Description
• Marketing database and data warehouse design consulting	• Develops strategies to effectively use and transform data into actionable information • Selects data elements that are relevant for a particular client's goals and industry • Lays foundation for data warehouse/database development and marketing campaigns
• Data integration	• Using AbiliTec-enabled solutions, provides numerous Customer Data Integration services for a diversity of business needs (see descriptions below under Data and Software Products) • Standardizes, converts, cleanses and validates data to ensure accuracy and remove duplicative and unnecessary data • Creates accurate and comprehensive standardized customer knowledge from disparate data sources • Augments a client's data with our proprietary data
• Data warehouse/database management and delivery	• Designs, models and builds data warehouse/database • Provides data warehouse/database maintenance and updates • Delivers information through a variety of channels, including the Internet via interactive delivery
• Marketing applications	• Provides market planning, analytical and statistical modeling, campaign management, channel implementation tracking and reporting applications • Enables client to manage and monitor customer relationships
• List processing	• Provides processing tools to increase accuracy, deliverability and efficiency of marketing lists • Addresses and pre-sorts mailings to maximize postal discounts and minimize handling costs • Cleanses and integrates mailing list data

Data and Software Products

Our data and software products segment includes AbiliTec-Enabled Solutions, which provides our services segment the ability to more effectively integrate and manage data, and our InfoBase data products, which include both business and consumer data.

AbiliTec-Enabled solutions

As discussed above, we believe that AbiliTec is the leading software solution for companies seeking to integrate and manage their customer data and customer relationships. It allows the linking of separate, disparate databases across a client's business, provides unprecedented speed and accuracy and permits real-time updating of consumer and business information. AbiliTec is a software product that is licensed to our clients and that is sold through the following channels: enterprise, database, channel partner, service bureaus and direct marketing.

The following AbiliTec-Enabled Solutions demonstrate the power of AbiliTec by delivering accurate, accelerated data solutions that help businesses reduce costs, gain a better understanding of their customer base and build loyal, trust-based customer relationships.

Product	Description
• BestAddress	• BestAddress is an address-processing product that improves a mailing list's overall effectiveness by optimizing address accuracy and deliverability. BestAddress utilizes AbiliTec to deliver the most complete address associated with each delivery point and does so much faster than traditional address verification processes.
• Consumer Preference Solution®	• Consumer Preference Solution improves CRM efforts by helping companies with legislative compliance and with the management of consumer contact and data-sharing preferences.
• Customer Data Integration (CDI) Services	• Consumer Data Quality ("CDQ"): Designed for companies with large mail volumes, CDQ identifies duplicates within a mail file at a significantly better hit rate than first generation merge/purge programs. As a result, mail costs can be substantially reduced. • Consumer Merge/Purge ("CM/P"): CM/P helps manage the overall data integration process when records are brought together from multiple sources. By rapidly standardizing the data and files, CM/P recognizes and groups individuals and households, appending incremental data and creating output files based on client business rules. CM/P enables data analysis and other processes that support account acquisition programs.

InfoBase, Sentricx® and Personicx® data products.

Based upon our knowledge of the industry and our competitors' products, we believe InfoBase, Sentricx and Personicx represent the industry's most comprehensive and accurate relationship management, risk management, and operational efficiency data product offerings. They are available either on a stand-alone basis or integrated into our customized service offerings.

The data that we use is obtained from publicly available information, public record information, summarized customer information, customer contact information, and self-reported information. We utilize multiple data sources from each category of data including, but not limited to, published telephone directories, directory service information, voter registrations, county assessor and recorder information, questionnaires, warranty cards, inferred preference information, catalog buyer behavior information, and product registration. Accuracy is one of Acxiom's primary concerns, and we have processes in place to maintain a high level of quality in our products.
Our primary InfoBase products include the following:

Product	Description
• InfoBase Enhancement	• InfoBase Enhancement is the leading consumer data enhancement product containing demographic and lifestyle information on a majority of U.S. households, and providing instant access to the premiere multi-sourced database in the U.S. InfoBase Enhancement processes customer data through multiple delivery options including traditional or "batch" processing for large volumes of data, or online processing for smaller volumes or for instant processing of individual records.
• InfoBase List	• InfoBase List is a comprehensive multi-sourced consumer list designed to help target prospects more effectively and efficiently. InfoBase List consists of base name and address records combined with InfoBase's industry-leading consumer data including demographics, home ownership characteristics, purchase behavior and lifestyle data. Via online access to our InfoBase Consumer Lists, clients may obtain InfoBase-enhanced snapshots of their existing records or host prospects for customer acquisition and retention efforts quickly and inexpensively.
• InfoBase TeleSource and Address Append	• InfoBase TeleSource is the most comprehensive, multi-sourced telephone data product in the United States. It allows clients to reach a greater number of qualified customers and prospects. InfoBase TeleSource's national database contains more than 157 million consumer names, telephone numbers and addresses. This includes approximately 30 million records not available from any other source and approximately 12 million business listings. • InfoBase Address Append is the most recent addition to the InfoBase TeleSource product line. InfoBase Address Append aids companies in their customer recognition efforts by appending mailing address information to consumer names and zip codes captured at the point of contact. InfoBase Address Append leverages two of the premier InfoBase products, InfoBase TeleSource and InfoBase Consumer List, to provide over 220 million unique name and address listings to provide optimal coverage.
• InfoBase E-Mail Enhancement and E-Mail List	• E-Mail Enhancement allows businesses to communicate with their customers via e-mail. This product also offers e-mail append, reverse append, flag append, reactivation and eCOA (electronic change of address). • E-Mail List offers businesses an e-mail option for prospecting by enhancing consumer-provided e-mail information with demographics and lifestyle selectors from Consumer Enhancement.

- InfoBase Analytics (Data Analysis Report, Modeling Services and Scoring Services)
  - Data Analysis Report ("DAR") provides clients with a comprehensive descriptive snapshot of their customers using InfoBase demographic and lifestyle interest data. The DAR is currently provided as a printed document, but is also available in online, PC-compatible formats.
  - Modeling Services involves the development of an algorithm used to predict or model behaviors such as a consumer's likelihood to respond to a particular offer or to continue buying from a particular vendor. The models are created utilizing demographic data and/or internal customer data.
  - Scoring Services is the application or implementation of a model into useful information. Once a model has been developed it is then applied to an outside file or an Acxiom-specific file (*e.g.*, InfoBase List). The file to which the model is being applied is then scored, and all records/households are ranked by score as to their likelihood to behave in a certain manner (likelihood of response, purchase propensity, attrition). Scoring Services can be applied to both Acxiom files or client-provided files.

- InfoBase Suppression
  - InfoBase Suppression facilitates our clients' compliance with legal and industry privacy guidelines, improves marketing results by eliminating unresponsive prospects and those unlikely to respond. InfoBase Suppression is built from Acxiom's master suppression file, providing a single access to a variety of suppression sources. Unlike traditional methods of suppression which require multiple passes of a marketer's list against different suppression files, InfoBase Suppression delivers numerous suppression options through a single product.

- InfoBase Telephone Directories
  - InfoBase Telephone Directories provides several content options for clients. InfoBase Business Directories is the most complete source of business listings for the U.S. and Canada consisting of over 20 million combined records. It is made up of the most current business listings, with disconnected numbers frequently removed. Along with address information, records consist of business classification, latitude/longitude, and yellow page data elements. The InfoBase Premium White Page ("PWP") product is the premier product in the market with public, but not yet published, listings incorporated. It consists of multiple sources including white page data, Regional Bell Operation Companies data and monthly feeds of disconnected data. The PWP file contains over 90 million records with name and address information as well as latitude and longitude.

- Personicx
  - Personicx represents the next evolutionary step in consumer segmentation. Personicx is a household-level segmentation system that places each U.S. household into one of 70 segments based on its specific consumer and demographic characteristics. This provides a common framework for a business to view its customers across its product mix and across its organization. Personicx is driven by Acxiom's InfoBase household data allowing for the

Personicx assignments to accurately reflect the dynamic nature of today's households.

- Sentricx — Sentricx helps our clients combat fraud by enabling data-driven identity verification of customers and prospects. Sentricx accesses multiple reference databases in real time or batch mode to verify information provided at point-of-sale, in call center or web environments, or on applications for credit accounts, demand deposit accounts, or insurance.

IT Management

Data center outsourcing enables our customers to focus on their core business while Acxiom manages their technical infrastructure needs. We provide the IT services for large systems, midrange and client/server platforms and networks. These services are part of Acxiom's total offering of Customer Information Infrastructure (CII) – the "One Acxiom" concept – combining data, technology, marketing services and IT management to enable companies to maximize the value of customer relationships.

Our data center outsourcing services give our customers a secure, high-performance network and computing environment, supported by experienced IT professionals. The benefits include:

- Maximization of value from IT assets and information system staff
- Computing and network capacity driven by customer demand
- Highly scalable computing and network environments
- "24 x 7" system availability

Our IT solutions cover the computing needs of our clients, ranging from full mainframe and midrange information processing centers to desktop applications. Acxiom currently operates several large, high availability data centers, manages high-speed networks, and hosts Internet e-commerce applications. Acxiom's IT services have the added specialty of supporting the very large databases needed by companies who sell to consumers. Acxiom has developed a storage-centric IT infrastructure to manage the massive amounts of data these companies require. Our leadership in grid-based Customer Information Infrastructure provides customers with a flexible and scalable approach to on-demand access, management and updating of customer data for advanced analytics and database marketing. Acxiom provides the infrastructure and managed services that power our customer and information management solutions.

We offer technology services in the following areas:

- Mainframe platform outsourcing
- Midrange and client/server platform outsourcing
- Network management
- Web hosting management
- High-speed electronic printing and mail services
- Redundant infrastructure availability services

Clients

Our client base consists primarily of Fortune 1000 companies in the financial services, insurance, information services, direct marketing, publishing, retail and telecommunications industries. Some of our major clients include Allstate, Bank of America, BankOne, Baxter, Capital One, CitiGroup, City of Chicago, eFunds, Federated Department Stores, GE, General Motors, Guideposts, Household, IBM, CCC Information Services Inc., JP Morgan Chase, MBNA America, Philip Morris, Providian Financial, R.L. Polk, Sears, Sprint and TransUnion.

Our ten largest clients represented approximately 43% of our revenues in fiscal 2004. No single client accounted for more than 10% of our revenue during the last fiscal year. We seek to maintain long-term relationships with our clients. Many of our clients typically operate under long-term contracts with initial terms of at least two years in length. We have historically experienced high retention rates among our clients.

Sales and Marketing

Acxiom's sales and marketing organization takes a solution-selling approach that combines the full scope of Acxiom's strengths to deliver solutions for clients that enhance profitability, reduce risk, and lower costs. Core offerings that are available in Acxiom's solutions include data (under the InfoBase brand), technology and Customer Data Integration (under the AbiliTec brand), database services (under the Solvitur brand), IT outsourcing, consulting and analytics, and privacy leadership (all under the umbrella Acxiom brand).

The Acxiom sales and marketing organization has always maintained a strong focus on industry expertise to ensure we understand our clients' unique business opportunities and challenges. This was enforced to a greater degree than ever in the past two fiscal years as Acxiom has introduced and standardized a required and intensive training and "accreditation" process for associates in the sales organization.

Acxiom continues to promote a sales and marketing-driven culture that encourages each associate to understand how he or she can better promote the sale of Acxiom solutions and the satisfaction of our clients. It complements the strong product/service delivery culture that has helped Acxiom succeed in the past. The sales and marketing-driven attitude extends across the enterprise, and sales activities with major clients involve a high level of collaboration and cooperation across all levels of leadership in sales, marketing and operations.

Also, as noted above, Acxiom partners with many of the world's leading systems integrators and hardware and software companies to create and distribute the best customer and information management solutions for the market. Our partners include such companies as Accenture, D&B, Equitec, Hewlett Packard, IBM Corporation, SAS Institute, TransUnion and USADATA. We will continue to seek alliance opportunities with companies that can complement or expand our business by offering unique data content, strategic services, or market presence in a new industry.

Pricing for Products and Services

We have standard pricing guidelines for many services such as list processing, national change-of-address processing, data cleansing, merge/purge processing and other standard processing. Data warehousing/database management services tend to be more custom-designed and are negotiated individually with each client utilizing standard pricing guidelines.

Pricing for data warehouses and database builds may include separate fees for design, initial build, ongoing updates, queries and outputs. We also may price separately for consulting and statistical analysis services.

We publish standard prices for many of our data products. These products are priced with volume and license-period discounts. Licenses for our entire consumer or business database for one or more years are priced individually.

AbiliTec is priced as software, and the right to use it is licensed to our clients, typically under one to three-year license agreements. The pricing includes separate fees for the annual license and for individual transactions, if applicable. Both components allow for volume price discounts. AbiliTec may also be utilized as part of an AbiliTec-enabled service and priced in a bundled service solution.

IT Management services are priced based on the costs of migration, management services, operation of the data center, and network and system infrastructure.

Competition

Although the information services industry in which we operate is highly competitive, we believe that we are the leader in our field of expertise. Within the industry, there are data content providers, database marketing service providers, analytical data application vendors, enterprise software providers, systems integrators, consulting firms, list brokerage/list management firms and teleservices companies who compete with us. Many firms offer a limited number of services within a particular geographic area, and several participants are national or international companies and offer a broad array of information services. However, we do not know of a competitor that offers our complete line of products and services for Customer Information Infrastructure.

In the Services market, we compete primarily with in-house information technology departments of current clients, as well as firms that provide data warehousing and database services, mailing list processing and consulting services. Competition is based on the quality and reliability of products and services, technological expertise, historical experience, ability to develop customized solutions for clients, processing capabilities and price. Competitors in the data warehousing and database services and mailing list processing sectors include Harte-Hanks, Experian, and Merkle.

In the Data and Software Products market, we compete with two types of firms: data providers and list providers. Competition is based on the quality and comprehensiveness of the information provided, the ability to deliver the information in products and formats that the customer needs and, to a lesser extent, on the pricing of information products and services. Our principal competitors in this market are Abacus Direct, Equifax, Experian, and infoUSA. We also compete with hundreds of smaller firms that provide list brokerage and list management services. An emerging market is the Internet-driven data market. This consists of two primary areas of emphasis: the use of the Internet to collect and deliver data and the use of e-mail addresses for reaching consumers for marketing. The addition of the Internet into the traditional compilation and distribution channels has made the market more diverse with potentially lower barriers to entry.

In Europe, Acxiom faces similar competition as in the United States in terms of the scope and type of competition. While there is a broader range of competitors across Europe, particularly for customer data, the major competitors in the Services market and in the Data and Software Products market are very similar to those that Acxiom has in the United States.

In the IT Outsourcing services market, competition is based on technical expertise and innovation, financial stability, past experience with the provider, marketplace reputation, cultural fit, quality and reliability of services, project management capabilities, processing environments, and price. Our primary competitors include Affiliated Computer Services, Electronic Data Systems, IBM Global Services, (i)Structure and the in-house IT departments of current and prospective clients. In addition, but on a less frequent basis, we compete with Computer Sciences Corporation, Lockheed Martin Information Technology and Perot Systems.

Privacy

We have always taken an active approach with respect to consumer privacy. The growth of e-commerce and companies' needs for consumer information mean that we must work even harder to guarantee that our policies offer individuals the protection to which they are entitled. Consequently, we actively promote a set of effective privacy guidelines for the direct marketing, e-commerce, and information industries as a whole. Industry-wide compliance helps address privacy concerns across the globe. Furthermore, we are certified under the European Union Safe Harbor and contractually comply with other international data protection requirements to ensure the continued free flow of information across borders.

Our own Fair Information Practices Policy outlines the variety of measures we currently take to protect consumers' privacy. A copy of this policy is posted on our website at www.acxiom.com. We educate our clients and associates regarding consumer privacy issues, guidelines and laws. Our policy also explains the steps that consumers may take to have their names removed from our marketing products and to obtain a copy of the information we maintain about them in our reference products.

Companies are assessing their privacy policies and beginning to recognize that newly developed customer data integration technology can help them honor an individual's preferences and address consumers' concerns. We believe that technologies such as AbiliTec will enable businesses to move beyond mere privacy "protection" and toward aggressive consumer advocacy. Just as AbiliTec allows businesses to create a single view of their customers in real time for marketing purposes, it makes it much easier for businesses to honor their customer's preferences and selectively opt out of certain practices, and provide better safeguards around their customers' information.

Privacy legislation is currently pending in Congress and in most of the 50 states, and we anticipate that additional legislation will continue to be introduced in the future. While there has been a significant amount of proposed legislation, we believe that as legislators come to better understand the importance of information as a fundamental building block of a robust economy, reasonable legislative approaches to information use will prevail. We are supportive of legislation that codifies the current industry guidelines of notice and opt-out regarding whether or not a consumer's personal information is shared with independent third parties for marketing purposes. We recognize that different types of personal information should be afforded varying safeguards, so with regard to certain types of sensitive personal information, we support choice on an opt-in basis for third-party use.

Employees

Acxiom currently employs approximately 5,700 employees (associates) worldwide. None of Acxiom's U.S. associates are currently represented by a labor union or are the subject of a collective bargaining agreement. To the best of management's knowledge, approximately 50 associates in Europe are members of labor unions or work councils. Acxiom has never experienced a work stoppage and believes that its employee relations are good.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD LOOKING INFORMATION

This document, the documents that we incorporate by reference, and other written reports and oral statements made from time to time by us and our representatives contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding our financial position, results of operations, market position, product development, growth opportunities, economic conditions, and other similar forecasts and statements of expectation. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," and similar words or phrases. These forward-looking statements are not guarantees of future performance and are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements.

The forward-looking statements contained in this report include the items set forth on pages F-28 - F-29 in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") attached hereto. In light of the risks, uncertainties and assumptions set forth in the MD&A, we caution readers not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

Item 2. Properties

Acxiom is headquartered in Little Rock, Arkansas with additional locations around the United States. It also has operations in Europe, Australia and Japan. In general, our offices, customer service and data processing facilities are in good condition. Construction on a new 97,000 sq. ft. office building and data center in Phoenix was begun last year and is expected to be completed in the fall of 2004. Construction was recently begun on a new 30,000 sq. ft. data center in Little Rock. We believe that our current facilities, together with those currently planned or underway, are adequate to meet our current needs. Other than the possible consolidation of some of our European facilities and the establishment of another data center in Europe, we do not anticipate that any substantial additional properties will be required during fiscal year 2005.

The following table sets forth the location, ownership and general use of the principal properties of Acxiom.

	Location	Held	Use
Acxiom Corporation:			
(a)	Phoenix, Arizona	Held in fee	Customer service facilities; data center; office space
(b)	Conway, Arkansas	Eleven facilities held in fee	Customer service facilities; data center; office space
(c)	Little Rock, Arkansas	Two leased buildings; one building held in fee	Principal executive offices; customer service facilities; office space
(d)	Fayetteville, Arkansas	Lease	Office space
(e)	Stamford, Connecticut	Lease	Office space
(f)	Southfield, Michigan	Lease	Office space; data center
(g)	Carmel, New York	Lease	Office space; data center
(h)	Memphis, Tennessee	Lease	Customer service facilities; office space
(i)	Tokyo, Japan	Lease	Office space
Acxiom / May & Speh, Inc.:			
(a)	Downers Grove, Illinois	Lease	Office space; data center; customer service facilities
(b)	Melville, New York	Lease	Office space; print facilities
(c)	Shoreview, Minnesota	Lease	Office space
Acxiom CDC, Inc.:			
(a)	Chicago, Illinois	Lease	Office space; data center
Acxiom Information Security Services, Inc.:			
(a)	Independence, Ohio	Lease	Office space
Acxiom European Holdings, Ltd.:			
(a)	Kingston, England	Lease	Office space
(b)	Leeds, England	Lease	Office space
(c)	London, England	Lease	Customer service facilities; office space
(d)	Orpington, England	Lease	Office space

(e)	Sunderland, England	Lease	Office space; data center; warehouse space; data processing and fulfillment service center and fulfillment service center
(f)	Teddington, England	Lease	Office space
(g)	Lille, France	Lease	Office Space; data center
(h)	Paris, France	Lease	Office space
(i)	Frankfurt, Germany	Lease	Office space
(j)	Munich, Germany	Lease	Office space
(k)	Almere, Netherlands	Lease	Office space
(l)	Leiderdorp, Netherlands	Lease	Office space
(m)	Nieuwegein, Netherlands	Lease	Office space
(n)	Warsaw, Poland	Lease	Office space
(o)	Lisbon, Portugal	Lease	Office space
(p)	Barcelona, Spain	Lease	Office space
(q)	Madrid, Spain	Lease	Office space

Acxiom Australia Pty Ltd.:

(a)	Sydney, Australia	Lease	Office space

Item 3. Legal Proceedings

We are involved in various claims and litigation matters that arise in the ordinary course of business. None of these, however, are believed to be material in their nature or scope. See Note 11 of the Notes to Financial Statements which are attached to this Annual Report as part of the Financial Supplement.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

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EXECUTIVE OFFICERS

Each of Acxiom's executive officers, including position held, age, and year of initial appointment as an executive officer and business experience for the past five years, is listed below:

Name	Position Held	Age	Year Elected
Charles D. Morgan	Chairman of the Board and Company Leader	61	1972
Rodger S. Kline	Director and Company Operations Leader	61	1975
James T. Womble	Director and Client Services Organization Leader	61	1975
David J. Allen	Client Services Organization Leader	51	2000
Robert S. Bloom	Company Financial Relations Leader & Treasurer	48	1992
R. Bruce Carroll	Strategic Development Leader	59	2001
Cindy K. Childers	Company Organizational Development Leader	44	2001
C. Alex Dietz	Products and Infrastructure Technology Leader	61	1979
Scott D. Hambuchen	Delivery Center Organization Leader	35	2004
L. Lee Hodges	Outsourcing and IT Services Leader	57	1998
Richard K. Howe	Products, Consulting & Marketing Organization Leader	42	2004
Jerry C. Jones	Company Business Development/Legal Leader	48	1999
Jefferson D. Stalnaker	Company Financial Operations Leader	38	2002
Timothy Watts	Delivery Center Organization Leader	45	2004
Kevin R. Zaffaroni	European Organization Leader	50	2003

Mr. Morgan joined Acxiom in 1972. He has been Chairman of the Board of Directors since 1975, and serves as Acxiom's Company Leader. He is also a director and past Chairman of the Board of the Direct Marketing Association. In addition, he serves as a member and is the past Chairman of the Board of Trustees of Hendrix College. He was employed by IBM Corporation prior to joining Acxiom. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

Mr. Kline serves as Acxiom's Company Operations Leader. He joined Acxiom in 1973 and has served as a director of the Company since 1975. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as Chairman of the College of Engineering Advisory Council. Prior to joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

Mr. Womble joined Acxiom in 1974 and serves as a director of the Company as well as one of Acxiom's Client Services Organization Leaders. Mr. Womble is also a director of Sedona Corporation. Prior to joining Acxiom, he was employed by IBM Corporation. He holds a degree in civil engineering from the University of Arkansas.

Mr. Allen joined Acxiom in 1997. He currently serves as one of Acxiom's Client Services Organization Leaders. Previously, he served as group leader in Acxiom's London office. Prior to joining Acxiom, he was employed by IBM and EDS. Mr. Allen holds a bachelor's degree in biological sciences from the University of East Anglia (UK), where he graduated with honors.

Mr. Bloom joined Acxiom in 1992. He currently serves as the Company Financial Relations Leader and Treasurer. Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as audit manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

Mr. Carroll joined Acxiom in 2000. He currently serves as Strategic Development Leader. Prior to joining Acxiom, he was Senior Vice President of R.L. Polk, where he managed Polk's data engineering and market analysis group of companies. Before its acquisition by Polk in 1996, he was President of Blackburn Marketing Services in Toronto, an information technology conglomerate which included Canadian-based Compusearch and US-based Carfax. Prior to his nine years with Blackburn and Polk, Mr. Carroll was President/CEO of Claritas Inc. for ten years, based in Washington, D.C., then was Managing Director of Computerized Marketing Technologies in London. He holds undergraduate and graduate degrees in history and economics at the University of Toronto.

Ms. Childers joined Acxiom in 1985. She currently serves as Company Organizational Development Leader. In this role, Ms. Childers leads strategic planning and execution in such areas as business culture, organizational effectiveness, associate development, recruiting, human resources and corporate communications. Previously, she served as leader of the Financial Services business unit and oversaw all of the financial and accounting functions of the Company. Before joining Acxiom, she was a Certified Public Accountant in audit and tax for KPMG Peat Marwick. Ms. Childers holds a bachelor's degree in business administration from the University of Central Arkansas.

Mr. Dietz joined Acxiom in 1970 and served as a Vice President until 1975. Since that time, Mr. Dietz has served in a variety of senior level management positions with Acxiom and currently serves as the Company's Products and Infrastructure Technology Leader. Mr. Dietz holds a degree in electrical engineering from Tulane University.

Mr. Hambuchen joined Acxiom in 1992 as a software engineer and developed some of Acxiom's first Windows-based GUI software applications. He currently serves as one of the Company's Delivery Center Organization Leaders. Previously, Mr. Hambuchen was the Industry Solutions Group Leader for Acxiom's Multi-Industry Client Services Organization. He also led operations in the United Kingdom, France and Spain. Mr. Hambuchen holds a degree in industrial engineering from the University of Arkansas.

Mr. Hodges joined Acxiom in 1998 and currently serves as Outsourcing and IT Services Leader for the Company. Prior to joining Acxiom, he was employed for six years with Tascor, the outsourcing subsidiary of Norrell Corporation, most recently serving as a Senior Vice President. Prior to that time, Mr. Hodges served in a number of engineering, sales, marketing and executive positions with IBM for 24 years. Mr. Hodges holds a bachelor's degree in industrial engineering from Pennsylvania State University.

Mr. Howe joined Acxiom in 2004 as its Products, Consulting & Marketing Organization Leader. Prior to joining Acxiom, he was employed by Fair Isaac & Company as a Business Unit Vice President managing all of Fair Isaac's Global Marketing Solutions. From 1999 – 2001, Mr. Howe was the CEO and Chairman of the Board of *ie*Wild Inc., a technology company with software solutions at leading financial institutions, which was acquired by HNC Software, Inc. in 2001. From 1990 – 1999 Mr. Howe held positions in product marketing, project management, sales management, software development and construction engineering. Mr. Howe holds a bachelor's degree in structural engineering from Concordia University, Canada, and a master's degree in engineering from McGill University, Canada.

Mr. Jones joined Acxiom in 1999 and currently serves as Business Development/Legal Leader for the Company. Prior to joining Acxiom, he was employed for 19 years as an attorney in private practice with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the Board of Directors of Entrust, Inc. and the Arkansas Virtual Academy. Mr. Jones holds a degree in public administration and a law degree from the University of Arkansas.

Mr. Stalnaker currently serves as Acxiom's Financial Operations Leader. He joined the company in 1995 and during his tenure has served in a number of roles in the financial organization. Mr. Stalnaker served from 1998-2002 as the financial leader of Acxiom's largest operating organization while also serving in a business development role for several key clients. Prior to joining Acxiom, he was employed by the Arkansas Public Service Commission as a senior financial analyst. Prior to that, Mr. Stalnaker worked for a regional public accounting firm located in Little Rock, Arkansas. He passed the Certified Public Accountant exam and holds a degree in business administration in accounting from the University of Central Arkansas.

Mr. Watts joined Acxiom in 1987 and currently serves as one of Acxiom's Delivery Center Organization Leaders. In previous leadership roles at Acxiom, Mr. Watts was responsible for Acxiom's relationships with clients in the financial, high-tech, insurance, investment/brokerage, media and telecommunications industries. Prior to joining Acxiom, Mr. Watts was employed for five years with United Parcel Service in Dayton, Ohio. He attended the University of Cincinnati and Wright State University in Dayton, Ohio.

Mr. Zaffaroni joined Acxiom in 1997. He is currently Acxiom's European Organization Leader. Prior to moving to London in his current capacity, Mr. Zaffaroni was a Group Leader responsible for clients in a number of areas, including finance, health care and government. Before joining Acxiom, he was employed for 22 years with IBM Corporation where he held several management positions. He also served as Director of Systems Integration and Outsourcing Services for ISSC, the predecessor to IBM Global Services. He holds a Bachelor of Science degree from Pennsylvania State University and has completed numerous business courses including IBM's Advanced Management School.

There are no family relationships among any of Acxiom's executive officers and/or directors.

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PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The outstanding shares of Acxiom's Common Stock are listed and traded on the NASDAQ National Market and trade under the symbol ACXM. The following table reflects the range of high and low closing prices of Acxiom's Common Stock as reported by Dow Jones & Company, Inc. for each quarter in fiscal 2004 and 2003.

Fiscal 2004	High	Low
Fourth Quarter	$21.96	$18.60
Third Quarter	18.71	15.36
Second Quarter	17.46	15.07
First Quarter	16.87	12.93

Fiscal 2003	High	Low
Fourth quarter	16.97	14.06
Third quarter	15.50	12.25
Second quarter	19.38	12.67
First quarter	17.78	14.90

We currently have approximately 2,310 stockholders of record.

On February 4, 2004 and May 26, 2004, the Acxiom Board of Directors declared quarterly dividend payments of $.04 per share on our Common Stock for the quarters ending December 31, 2003 and March 31, 2004, respectively. Prior to 2004, we had never paid cash dividends on our stock. While we expect to continue to pay quarterly dividends for the foreseeable future, all subsequent dividends will be reviewed quarterly and declared by the Board in its discretion. In addition, our revolving credit facility imposes limitations on our ability to pay dividends, including a restriction that we may not pay dividends in excess of $15 million in any fiscal year.

The table below provides information regarding purchases by Acxiom of its Common Stock during the periods indicated.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
1/1/04 – 1/31/04	230,000	$18.88	230,000	$37,868,281
2/1/04 – 2/29/04	217,500	18.70	217,000	33,794,906
3/1/04 – 3/31/04	0	-	0	33,794,906
Total	447,500	18.79	447,500	33,794,906

The repurchases listed above were made pursuant to a repurchase program adopted by the Board of Directors on October 30, 2002, at which time the Board authorized the repurchase of up to $50 million worth of shares of Acxiom's Common Stock. On February 5, 2003 the Board increased the cap to $75 million; on May 21, 2003 the Board increased the cap to $125 million; and on May 26, 2004 the Board increased the cap to $200 million, subject to lender approvals. The repurchase program has no designated expiration date.

Item 6. Selected Financial Data

For information pertaining to Selected Financial Data of Acxiom, refer to page F-2 of the Financial Supplement, which is attached hereto.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item appears in the Financial Supplement at pp. F-3 – F-27, which is attached hereto.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company's earnings are affected by changes in short-term interest rates primarily as a result of its revolving credit agreement, which bears interest at a floating rate. The Company does not use derivative or other financial instruments to mitigate the interest rate risk. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If short-term market interest rates average 10% more during the next four quarters than during the previous four quarters, there would be no material adverse impact on the Company's results of operations. The Company has no material future earnings or cash flow expenses from changes in interest rates related to its other long-term debt obligations, as substantially all of the Company's remaining long-term debt instruments have fixed rates. At both March 31, 2004 and 2003, the fair value of the Company's fixed rate long-term obligations approximated carrying value.

As noted in note 3 to the consolidated financial statements, the Company completed the acquisition of the Claritas Europe group of companies effective January 1, 2004; the Consodata companies based in England, France and Spain effective March 31, 2004; and in April 2004 the Consodata German operation formerly known as 'pan-adress.' As a result of these acquisitions, the Company now has a larger presence in the United Kingdom and a new presence in France, The Netherlands, Germany, Spain, Portugal and Poland. In general, each of the foreign locations is expected to fund its own operations and cash flows, although funds may be loaned or invested from the U.S. to the foreign subsidiaries. Therefore, exchange rate movements of foreign currencies may have an impact on the Company's future costs or on future cash flows from foreign investments. The Company has not entered into any foreign currency forward exchanges contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

Item 8. Financial Statements and Supplementary Data

The Financial Statements required by this Item appear in the Financial Supplement at pp. F-30 – F-65, which is attached hereto.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required under the Sarbanes-Oxley Act of 2002, Acxiom carried out an evaluation as of March 31, 2004, under the supervision and with the participation of its management, including the Registrant's Company Leader (Chief Executive Officer) and its Company Financial Operations Leader (Chief Financial Officer), of the effectiveness of the design and operation of its "disclosure controls and procedures," which are defined under SEC rules as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based upon that evaluation, Acxiom's Company Leader and its Company Financial Operations Leader concluded that the Company's disclosure controls and procedures were effective.

Changes in Internal Controls

There were no significant changes in Acxiom's internal controls or other factors that could significantly affect the controls subsequent to the date of their evaluation.

PART III

Item 10. Directors and Executive Officers of the Registrant

Pursuant to general instruction G(3) of the instructions to Form 10-K, information concerning Acxiom's executive officers is included under the caption "Executive Officers" at the end of Part I of this Report. The remaining information required by this Item appears under the captions "Proposals You May Vote On," "Information About the Board of Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" in Acxiom's 2004 Proxy Statement, which information is incorporated herein by reference.

The Acxiom Board of Directors has adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer and all other persons performing similar functions. A copy of this code of ethics is posted on Acxiom's website at www.acxiom.com under the Corporate Governance section of the site.

Item 11. Executive Compensation

The information required by this Item appears under the heading "Executive Compensation" in Acxiom's 2004 Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item appears under the headings "Stock Ownership" and "Executive Compensation" Acxiom's 2004 Proxy Statement, which information is incorporated herein by reference. The equity plan compensation information required by this Item appears under the subheading "Equity Compensation Plan Information" in Acxiom's 2004 Proxy Statement, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item appears under the heading "Related-Party Transactions" in Acxiom's 2004 Proxy Statement, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item appears under the heading "Fees Billed for Services Rendered by Independent Auditor" in Acxiom's 2004 Proxy Statement, which information is incorporated herein by reference.

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PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as a part of this Report:

Financial Statements.

The following consolidated financial statements of the registrant and its subsidiaries included in the Financial Supplement and the Independent Auditors' Reports thereof are attached hereto. Page references are to page numbers in the Financial Supplement.

	Page
Reports of Independent Auditors	F-28 - F-29
Consolidated Balance Sheets as of March 31, 2004 and 2003	F-30
Consolidated Statements of Operations for the years ended March 31, 2004, 2003 and 2002	F-31
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2004, 2003 and 2002	F-32
Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2003 and 2002	F-33 - F-34
Notes to the Consolidated Financial Statements	F-35 - F-65

Financial Statement Schedules.

All schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

Exhibits and Executive Compensation Plans.

The following exhibits are filed with this Report or are incorporated by reference to previously filed material.

Exhibit No.

3(a) Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3(i) to Acxiom's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, Commission File No. 0-13163, and incorporated herein by reference)

3(b) Amended and Restated Bylaws (previously filed as Exhibit 3(b) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1991, Commission File No. 0-13163, and incorporated herein by reference)

4(a) Rights Agreement dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference)

4(b) Indenture dated as of February 6, 2002 between Acxiom Corporation and U.S. Bank National Association, as trustee, with Form of Security attached as Exhibit "A" for the 3.75% Convertible Subordinated Notes due 2009 of Acxiom Corporation (previously filed as Exhibit 4 to Acxiom's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, Commission File No. 0-13163, and incorporated herein by reference)

10(a) Data Center Management Agreement dated July 27, 1992 between Acxiom and TransUnion Corporation (previously filed as Exhibit A to Schedule 13-D of TransUnion Corporation dated August 31, 1992, Commission File No. 5-36226, and incorporated herein by reference)

10(b) Agreement to Extend and Amend Data Center Management Agreement and to Amend Registration Rights Agreement dated August 31, 1994 (previously filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1995, as amended, Commission File No. 0-13163, and incorporated herein by reference)

10(c) Acxiom Corporation Deferred Compensation Plan (previously filed as Exhibit 10(b) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1990, Commission File No. 0-13163, and incorporated herein by reference)

10(d) Amended and Restated Key Associate Stock Option Plan of Acxiom Corporation (previously filed as Exhibit 10(e) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, Commission File No. 0-13163, and incorporated herein by reference)

10(e) Amended and Restated 2000 Associate Stock Option Plan of Acxiom Corporation

10(f) Acxiom Corporation U.K. Share Option Scheme (previously filed as Exhibit 10(f) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference)

10(g) Acxiom Corporation Leadership Compensation Plan

10(h) Acxiom Corporation Non-Qualified Deferred Compensation Plan (previously filed as Exhibit 10(i) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, Commission File No. 0-13163, and incorporated herein by reference)

10(i) General Electric Capital Corporation Master Lease Agreement, dated as of September 30, 1999 (previously filed as Exhibit 10(m) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, Commission File No. 0-13163, and incorporated herein by reference)

10(j) Amendment to General Electric Capital Corporation Master Lease Agreement dated as of December 6, 2002 (previously filed as Exhibit 10 (j) to Acxiom's Annual Report of Form 10-K for the fiscal year ended March 31, 2003, Commission File No. 0-13163, and incorporated herein by reference)

10(k) Second Amended and Restated Credit Agreement dated as of February 5, 2003 (previously filed as Exhibit 10(a) to Acxiom's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, Commission File No. 0-13163, and incorporated herein by reference)

10(l) First Amendment to Second Amended and Restated Credit Agreement, dated as of August 11, 2003

10(m) Second Amendment to Second Amended and Restated Credit Agreement, dated as of December 5, 2003

10(n) Third Amendment to Second Amended and Restated Credit Agreement, dated as of March 31, 2004

10(o) Assignment of Head Lease dated as of February 10, 2003, by and between Wells Fargo Bank Northwest, National Association, as Owner Trustee under the AC Trust 2001-1 ("Assignor") and the Company, assigning all of Assignor's rights, title and interest in that certain Head Lease Agreement dated as of May 1,

2000, between the City of Little Rock, AR and Assignor, each relating to the lease of an office building in downtown Little Rock which was previously financed pursuant to a terminated synthetic real estate facility (previously filed as Exhibit 10 (l) to Acxiom's Annual Report of Form 10-K for the fiscal year ended March 31, 2003, Commission File No. 0-13163, and incorporated herein by reference)

10(p) Form of Executive Security Agreement dated as of August 23, 2001, between Acxiom and the executive officers listed pursuant to Part III, Item 10 above (previously filed as Exhibit 10(g) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, Commission File No. 0-13163, and incorporated herein by reference)

21 Subsidiaries of Acxiom

23 Consent of KPMG LLP

24 Powers of Attorney

31.1 Certification of Company Leader (principal executive officer) pursuant to SEC Rule 13a-14(a)/15d-14(a), as adopted pursuant to Sections 302 and 404 of Sarbanes-Oxley Act of 2002.

31.2 Certification of Company Financial Operations Leader (principal financial and accounting officer) pursuant to SEC Rule 13a-14(a)/15d-14(a), as adopted pursuant to Sections 302 and 404 of Sarbanes-Oxley Act of 2002.

32.1 Certification of Company Leader (principal executive officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Company Financial Operations Leader (principal financial officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Listed below are the executive compensation plans and arrangements currently in effect and which are required to be filed as exhibits to this Report:

- Acxiom Corporation Leadership Team Compensation Plan
- Acxiom Corporation Non-Qualified Deferred Compensation Plan
- 2000 Associate Stock Option Plan of Acxiom Corporation
- Amended and Restated Key Associate Stock Option Plan of Acxiom Corporation
- Acxiom Corporation U.K. Share Option Scheme

(b) Reports on Form 8-K.

A report of Form 8-K was filed on May 12, 2004 whereby Acxiom's fourth quarter earnings release was furnished to the Commission.

[THIS SPACE LEFT BLANK INTENTIONALLY]

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned.

ACXIOM CORPORATION

Date: June 14, 2004

By: /s/ Catherine L. Hughes
Catherine L. Hughes
Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

Signature		
William T. Dillard II* William T. Dillard II	Director	June 14, 2004
Harry C. Gambill* Harry C. Gambill	Director	June 14, 2004
Dr. Ann Die Hasselmo* Dr. Ann Die Hasselmo	Director	June 14, 2004
William J. Henderson* William J. Henderson	Director	June 14, 2004
Rodger S. Kline* Rodger S. Kline	Company Operations Leader and Director	June 14, 2004
Thomas F. McLarty, III* Thomas F. McLarty, III	Director	June 14, 2004
Charles D. Morgan* Charles D. Morgan	Chairman of the Board and Company Leader (Principal executive officer)	June 14, 2004
Stephen M. Patterson* Stephen M. Patterson	Director	June 14, 2004
Jefferson D. Stalnaker* Jefferson D. Stalnaker	Company Financial Operations Leader (Principal financial and accounting officer)	June 14, 2004
James T. Womble* James T. Womble	Client Services Leader and Director	June 14, 2004

*By: /s/ Catherine L. Hughes
Catherine L. Hughes
Attorney-in-Fact

ACXIOM CORPORATION
INDEX TO FINANCIAL SUPPLEMENT
TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED MARCH 31, 2004

ACXIOM CORPORATION
SELECTED FINANCIAL DATA
(In thousands, except per share data)

Years ended March 31,	2004	2003	2002	2001	2000
Statement of Operations Data:					
Revenue	$ 1,010,822	$ 958,222	$ 866,110	$ 1,009,887	$ 964,460
Net earnings (loss) before cumulative effect of change in accounting principle	$ 58,344	$ 21,767	$ (31,964)	$ 43,867	$ 90,363
Cumulative effect of change in accounting principle (see note 1 to selected financial data)	$ -	$ -	$ -	$ (37,488)	$ -
Net earnings (loss)	$ 58,344	$ 21,767	$ (31,964)	$ 6,379	$ 90,363
Basic earnings (loss) per share:					
Earnings (loss) before cumulative effect of change in accounting principle	$ 0.68	$ 0.25	$ (0.36)	$ 0.50	$ 1.06
Cumulative effect of change in accounting principle	$ -	$ -	$ -	$ (0.43)	$ -
Net earnings (loss)	$ 0.68	$ 0.25	$ (0.36)	$ 0.07	$ 1.06
Diluted earnings (loss) per share:					
Earnings (loss) before cumulative effect of change in accounting principle	$ 0.64	$ 0.24	$ (0.36)	$ 0.47	$ 1.00
Cumulative effect of change in accounting principle	$ -	$ -	$ -	$ (0.40)	$ -
Net earnings (loss)	$ 0.64	$ 0.24	$ (0.36)	$ 0.07	$ 1.00
Pro Forma Statement of Operations Data, assuming accounting change is applied retroactively: (see note 1 to selected financial data)					
Revenue	$ 1,010,822	$ 958,222	$ 866,110	$ 1,009,887	$ 901,925
Net earnings (loss)	$ 58,344	$ 21,767	$ (30,693)	$ 43,867	$ 60,038
Basic earnings (loss) per share	$ 0.68	$ 0.25	$ (0.36)	$ 0.50	$ 0.71
Diluted earnings (loss) per share	$ 0.64	$ 0.24	$ (0.36)	$ 0.47	$ 0.67
Dividend History:					
Dividends paid	$ 3,415	$ -	$ -	$ -	$ -
Dividends paid per common share	$ 0.04	$ -	$ -	$ -	$ -

As of March 31,	2004	2003	2002	2001	2000
Balance Sheet Data:					
Current assets	$ 286,326	$ 289,115	$ 360,225	$ 352,447	$ 340,046
Current liabilities	$ 296,103	$ 171,665	$ 177,670	$ 214,320	$ 180,008
Total assets	$ 1,215,784	$ 1,093,246	$ 1,156,834	$ 1,232,725	$ 1,105,296
Long-term obligations, excluding current installments	$ 293,457	$ 289,677	$ 396,850	$ 369,172	$ 289,234
Stockholders' equity	$ 587,216	$ 562,556	$ 510,931	$ 616,448	$ 587,730

Note to selected financial data

1. Effective January 1, 2001 the Company changed its method of accounting for certain transactions in accordance with SAB 101, retroactive to April 1, 2000. The cumulative effect of the change on prior years resulted in a charge to earnings of $37.5 million, net of income tax benefit, which was included in the Company's consolidated earnings for the year ended March 31, 2001. (See note 1 to the consolidated financial statements.)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview

Acxiom Corporation ("Acxiom" or "the Company") integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are customer data integration technology ("CDI"), data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States ("U.S.") and Europe, and in Australia and Japan.

The Company manages its operations through three operating segments: Services, Data and Software Products, and IT Management. The Services segment, the Company's largest segment, provides data and database services, data integration and consulting and analytic services to large corporations in a number of vertical industries. The Data and Software Products segment provides data content and software primarily in support of the Services segment clients' prospect and customer marketing activities. The IT Management segment provides outsourcing services primarily in the areas of data center, client/server and network management.

Highlights of the most recently completed fiscal year are identified below.

- Revenue increased 5.5% to $1.011 billion in fiscal 2004;
- Diluted earnings per share were $0.64 in 2004 compared to $0.24 in fiscal 2003;
- New contracts signed in fiscal 2004 are expected to contribute annual revenue of $107 million and contract renewals are expected to generate $90 million in annual revenue;
- The Company reported operating cash flow of $259.9 million and free cash flow (as defined under "Capital Resources and Liquidity" below) of $187.8 million for fiscal 2004;
- During fiscal 2004 the Company repurchased approximately 4.4 million shares for approximately $64.5 million;
- The Company paid its first quarterly cash dividend in March 2004. The $0.04 per share dividend totaled $3.4 million;
- The Company announced a strategic alliance with Accenture that is expected to drive new revenue and improve efficiency;
- The acquisition of Claritas Europe, which includes offices in England, France, The Netherlands, Germany, Spain, Portugal and Poland, was completed effective January 1, 2004;
- On March 31, 2004, the Company acquired the Consodata companies based in England, France and Spain and in April 2004 acquired the Consodata German operation.

The highlights above are intended to identify to the reader some of the more significant events and transactions of the Company during the fiscal year ended March 31, 2004. However, these highlights are not intended to be a full discussion of the Company's 2004 fiscal year. These highlights should be read in conjunction with the following discussion of Results of Operations and Capital Resources and Liquidity and with the Company's consolidated financial statements and footnotes accompanying this report.

Results of Operations

A summary of selected financial information for each of the years in the three-year period ended March 31, 2004 is presented below (dollars in millions, except per share amounts):

	2004	2003	2002	% Change 2004-2003	% Change 2003-2002
Revenue					
Services	$ 778.1	$ 758.9	$ 665.0	+ 3%	+ 14%
Data	232.7	199.3	201.1	+ 17	- 1
	$ 1,010.8	$ 958.2	$ 866.1	+ 5%	+ 11%
Total operating costs and expenses	917.5	903.1	884.8	+ 2	+ 2
Income (loss) from operations	93.3	55.1	(18.7)	+ 69	+ 394
Diluted earnings (loss) per share	0.64	0.24	(0.36)	+ 167	+ 167

Revenues

For the fiscal year ended March 31, 2004, the Company's revenue was $1,010.8 million, compared to revenue of $958.2 million in fiscal 2003, reflecting an increase of $52.6 million. Services revenue increased $19.2 million, or 3%, while data revenue increased $33.4 million, or 17%. The increase in services revenue is primarily attributable to increases in revenue of $37.1 million from clients in the financial services, insurance, media/publishing and security industries, partially offset by decreases in revenue from clients in other industries, including retail, travel/entertainment and technology. The increase in data revenue is primarily attributable to the acquisition of Claritas Europe, which contributed $22.9 million of revenue during 2004, with additional increases in InfoBase analytics, reference and suppression products. New contracts signed in fiscal 2004 are expected to contribute annual revenue of $107 million when fully ramped up and contract renewals during 2004 are expected to generate $90 million in annual revenue. Revenue for fiscal 2003 increased $92.1 million, with services revenue increasing $93.9 million, or 14%, and data revenue decreasing $1.8 million, or 1%. The increase in services revenue in 2003 was primarily due to increases in revenue from clients in the financial services industry of $76.0 million and acquisitions during 2003 which increased revenue $15.1 million. The slight decrease in data revenue during 2003 was due to decreases in InfoBase list and directories products, which were largely offset by increases in analytics and suppression products.

The differences between the Statement of Operations and the business segment presentation reflect segment revenues combining Data and Software Products (AbiliTec), as that reflects how these areas are managed. The Statement of Operations combines AbiliTec with services revenue, as it is sold in a bundled solution to our clients. Also, the segment revenues disclosure includes Allstate-related data in the Services segment, as this data reflects third-party data procured and sold by our Services organization and is integrated as part of the solution. The Statement of Operations includes Allstate-related data with data revenue. Last, the segment presentation includes an intercompany elimination reflecting certain revenue, including all Data and Software Products revenue and certain IT Management revenue, which are reported both as revenue in the segment which owns the client relationship and the segment which owns the product development, maintenance, sales support, etc.

The following table shows the Company's revenue by business segment for each of the years in the three-year period ended March 31, 2004 (dollars in millions):

	2004	2003	2002	% Change 2004-2003	% Change 2003-2002
Services	$ 749.8	$ 718.9	$ 645.7	+ 4%	+ 11%
Data and Software Products	216.2	173.0	162.6	+ 25	+ 6
IT Management	251.4	241.1	220.7	+ 4	+ 9
Intercompany eliminations	(206.6)	(174.8)	(162.9)	+ 18	+ 7
	$ 1,010.8	$ 958.2	$ 866.1	+ 5%	+ 11%

Services segment revenue for fiscal 2004 increased $30.9 million over fiscal 2003 and reflects increases of $42.0 million from clients in the financial services, insurance, media/publishing and security industries, partially offset by decreases in revenue from clients in other industries, including retail, travel/entertainment and technology. The Company has seen variable or project revenues continue to increase during 2004. Services segment revenue for fiscal 2003 increased $73.1 million over fiscal 2002. This increase reflects an increase in revenue from clients in the financial services industry of approximately $76 million. The Company had seen moderate recovery of variable or project-related revenue during the first three quarters of fiscal 2003. However, during the fourth quarter of fiscal 2003, the Company experienced significant drops in its variable or project revenue due to the sluggish economy and the war in Iraq.

Data and Software Products segment revenue for fiscal 2004 increased $43.2 million over fiscal 2003. Segment revenue in fiscal 2004 includes $22.9 million from the acquisition of Claritas Europe and reflects additional growth in software products and InfoBase analytic, suppression, telesource, and reference products offset by weakness in enhancement, e-products, and list products. Data and Software Products segment revenue during fiscal 2003 increased $10.4 million over fiscal 2002 revenue primarily attributable to growth in software products and certain InfoBase products. The increase in segment revenue as compared to fiscal 2002 is primarily attributable to growth of $24.9 million in software products, which includes AbiliTec-enabled products and new reference and analytics products, partially offset by declines of $14.5 million in list, directories, telephony and enhancement data products.

IT Management segment revenue in fiscal 2004 increased $10.3 million over fiscal 2003. The IT Management increase included $11.6 million in revenue, which was also reported as revenue by the Services segment, related mostly to new contracts with Services clients. This increase is also reflected in intercompany eliminations. IT Management also increased due to an increase in revenue under the data center management agreement with TransUnion that was amended effective October 1, 2002 to encompass TransUnion's client/server, network and communications infrastructure. These revenue gains were partially offset by a decrease of $14.3 million from the disposal of the Company's Los Angeles outsourcing data center operation. IT Management segment revenue in fiscal 2003 increased $20.4 million over fiscal 2002. The increase in segment revenue is primarily attributable to approximately $30 million of revenue during fiscal 2003 from outsourcing contracts signed by new clients during the year and from growth of existing outsourcing contracts. Terminations and reductions of service levels of outsourcing client contracts accounted for the remaining revenue fluctuations during fiscal 2003.

Certain revenue, including all Data and Software Product revenue and certain IT Management revenue, is reported both as revenue in the segment which owns the client relationship (primarily the Services segment) as well as the segment which owns the product development, maintenance, sales support, etc. These revenues, which are eliminated in consolidation, increased $31.8 million in 2004 and $11.9 million in 2003. These increases in the intercompany elimination primarily reflect increases in data and software product revenue, as discussed above, recorded through the Services segment.

For the fiscal year ended March 31, 2004, approximately 80% of the Company's consolidated revenue was from clients who have long-term contracts (defined as contracts with initial terms of two years or more) with the Company. These revenues include all revenue from clients for which there is a long-term contract that covers some portion of that client's revenue. However, this does not mean that revenue from such contracts is necessarily fixed or guaranteed, as portions of revenue from clients who have long-term contracts, as well as substantially all of the revenue from clients which are not under long-term contract, is variable or project-related. In addition to tracking revenue under long-term contracts, the Company has also identified and tracks its revenue by major industries that include financial services, insurance, retail, automotive, governmental, travel/entertainment, telecommunications, technology, media/publishing, healthcare and other miscellaneous industries.

Operating Costs and Expenses
The following table presents the Company's operating costs and expenses for each of the years in the three-year period ended March 31, 2004 (dollars in millions):

	2004	2003	2002	% Change 2004-2003	% Change 2003-2002
Cost of revenue					
Services	$ 635.4	$ 672.3	$ 592.1	- 5%	+ 14%
Data	162.7	132.1	137.6	+ 23	- 4
	798.1	804.4	729.7	- 1	+ 10
Selling, general and administrative	118.5	103.7	109.6	+ 14	- 5
Gains, losses and nonrecurring items, net	.9	(5.0)	45.5	+ 117	- 111
Total operating costs and expenses	$ 917.5	$ 903.1	$ 884.8	+ 2%	+ 2%

The cost of services for fiscal 2004 of $635.4 million decreased $36.9 million or 5% from fiscal 2003. Cost of services as a percent of total revenue was 63% in fiscal 2004 compared to 70% in fiscal 2003. Cost of services included $2.8 million in software impairment charges in 2004, and $30.6 million of write-downs of software and long-lived assets in 2003 (see note 2 to the consolidated financial statements). Also included in 2003 was $3.7 million of additional bad debt expense as a result of restructuring a long-term note receivable from the sale of an operation in previous years. The disposal of the Company's Los Angeles outsourcing data center operation in June of fiscal 2004 accounted for an additional $13.2 million of the decrease (see note 4 to the consolidated financial statements). These decreases were partially offset by an increase of $5.5 million due to the acquisition of Acxiom Information Security Systems, Inc. ("AISS") in August of fiscal 2003 (see note 3 to the consolidated financial statements). Cost of services for fiscal 2003 of $672.3 million increased $80.2 million or 14% from fiscal 2002. Cost of services as a percent of total revenue was 68% in 2002. Included in these costs in 2002 was $21.1 million in impairment charges (see note 2 to the consolidated financial statements). The balance of the increase principally relates to salary reinstatements in fiscal 2003 partially offset by a reduction in full time equivalents together with increases in leased computer equipment, software amortization expense, postage and other mailing expenses and costs of equipment sales.

Cost of data includes acquired data, data royalties, compilation costs and the costs of building the Company's various data products. The cost of data for fiscal 2004 of $162.7 million increased $30.6 million or 23% from fiscal 2003. Cost of data as a percent of total revenue was 16% in fiscal 2004 compared to 14% in fiscal 2003. The increase in these costs was primarily attributable to the acquisition of Claritas Europe, which accounted for $17.2 million of the increase. Additionally, the cost of data to support the revenue from Allstate Insurance Company ("Allstate") increased by $9.7 million. The remainder of the increase in data costs was from fixed price increases and royalty-based pricing for data that are used in the Company's InfoBase products. The cost of data for fiscal 2003 of $132.1 million decreased $5.5 million or 4% from fiscal 2002. Cost of data as a percent of total revenue was 16% in 2002. The decrease in these costs was primarily attributable to a decrease in data costs to support the revenue from Allstate of $6.4 million. This decline in Allstate data costs was the result of changes in Allstate's data requirements. This decrease was partially offset by increases in data costs from fixed and royalty-based data that was the result of increases in the price of data.

Selling, general and administrative expenses for fiscal 2004 of $118.5 million increased $14.8 million or 14% from fiscal 2004. Selling, general and administrative expense as a percent of total revenue was 12% in fiscal 2004 compared to 11% in fiscal 2003. The increase in these costs was primarily attributable to an increase in incentive compensation of $6.9 million. Quarterly and annual payments of the incentive compensation are determined based on achievement of financial targets, including meeting earnings per share goals. Additionally, sales commissions and performance-based merit awards increased by $2.5 million, and health and welfare benefit costs increased by $2.3 million. Other smaller increases included insurance and training expenses. Selling, general and administrative expenses for fiscal 2003 of $103.7 million decreased $5.9 million or 5% from fiscal 2002. Selling, general and administrative expenses as a percent of total revenue was 13% in 2002. The decrease in these costs was primarily attributable to a decrease in incentive compensation of $4.2 million. Other decreases in advertising and consulting costs were partially offset by increases in administration and travel/entertainment expenses.

Gains, losses and nonrecurring items for each of the years presented are as follows (in millions):

	2004	2003	2002
Gain (loss) on divestitures	$ 0.1	$ 0.4	$ (0.9)
Over-attainment accrual and adjustments	-	4.1	-
Restructuring plan charges and adjustments	(4.0)	(0.8)	(13.4)
Wards recoveries	3.0	1.3	-
Sale and leaseback transaction	-	-	(31.2)
Gains, losses and nonrecurring items, net	$ (0.9)	$ 5.0	$ (45.5)

On June 27, 2003, the Company sold its Los Angeles outsourcing data center operation for $6.7 million in cash. In connection with the sale, the Company accrued $1.3 million in other accrued expenses on the accompanying consolidated balance sheet for its estimated liability on a building lease that was not assumed by the buyer and wrote off $1.2 million of goodwill. The Company recorded a gain on the disposal of $1.0 million, net of the lease accrual and goodwill write-off, which is included in gains, losses and nonrecurring items, net for the year ended March 31, 2004. This operation accounted for approximately $20 million in revenue in fiscal 2003, with no material impact on net earnings.

In fiscal 2004, due to the decline in the business prospects of the buyer of one of the businesses disposed of in fiscal 2002, the Company recorded an allowance for uncollectible notes of $0.9 million. This was charged to gains, losses and nonrecurring items, since it represents an adjustment of the loss on the sale of the business recorded in fiscal 2002. The $0.9 million loss is netted against the $1.0 million gain on the disposal of the Los Angeles outsourcing data center operation in the table above.

The following table shows the balances that were accrued for Wards, the Restructuring Plan and the fiscal year 2004 restructuring plan as well as the changes in those balances during the years ended March 31, 2002, 2003 and 2004 (dollars in thousands):

	Associate-related reserves	Ongoing contract costs	Other accruals	Total
March 31, 2001	$ -	$ 1,984	$ 1,046	$ 3,030
Restructuring Plan amount	6,809	3,449	400	10,658
Payments	(4,987)	(3,935)	(1,163)	(10,085)
Adjustments	(1,222)	527	(4)	(699)
March 31, 2002	600	2,025	279	2,904
Payments	(950)	(1,345)	(142)	(2,437)
Adjustments	366	(366)	117	117
March 31, 2003	16	314	254	584
Fiscal year 2004 restructuring plan amount	3,685	-	300	3,985
Payments	(1,120)	(314)	(254)	(1,688)
March 31, 2004	$ 2,581	$ -	$ 300	$ 2,881

During the fourth quarter of fiscal 2004 the Company recorded a charge of $4.0 million for restructuring. The charge included $3.7 million related to severance and other associate-related charges due to the termination of approximately 230 associates on or prior to March 31, 2004. The remainder of the charge was $0.3 million related to termination of a lease at one of the Company's locations. Approximately $1.1 million of the charge has been paid as of March 31, 2004 and $2.9 million is recorded in accrued impairment costs as of March 31, 2004. The bulk of this accrual is expected to be paid in early fiscal 2005 (see note 2 to the consolidated financial statements).

During the year ended March 31, 2004, the Company received a payment from the Wards bankruptcy trustee in the amount of $3.0 million. This payment was recorded through gains, losses and nonrecurring items where the Wards bankruptcy expense was originally recorded (see note 2 to the consolidated financial statements).

Included in fiscal 2003 was the reversal in the second quarter of $4.1 million for an over-attainment accrual discussed below (see note 2 to the consolidated financial statements), a recovery of $0.5 million received from the Wards bankruptcy trustee during the third quarter as discussed below (see note 2 to the consolidated financial statements), $0.4 million of net gains from operations divested in 2003 as discussed below (see note 4 to the consolidated financial statements), and an adjustment that resulted in an increase in the Restructuring Plan accrual and a decrease in the Wards accrual of $0.8 million (see Restructuring Plan discussed below).

During fiscal 2002, the Company sold three of its business operations. During fiscal 2003, the Company completed the sale of the remaining portion of one of these operations sold during fiscal 2002 and sold an additional operation (see note 4 to the consolidated financial statements for more detail). The Company recorded a net gain of $0.4 million in fiscal 2003 and a net loss of $0.9 million in fiscal 2002 related to these dispositions.

During fiscal 2001, the Company's internal compensation committee ("the Committee") committed to pay in cash $6.3 million of over-attainment incentive ("Incentive") that was attributable to results of operations in prior years. This Incentive was to be paid in excess of the Company's normal at-risk incentive pay due to over-achievement of targets. In accordance with the Company's Incentive plan, the amount accrued was to be paid over a three-year period, assuming continued performance of the Company. During fiscal 2002, the Company paid, and recorded as a reduction of the accrual, $2.2 million of the Incentive. During fiscal 2003, the Committee determined that the remaining accrual would not be paid under the Incentive plan based on recent operating results and discontinued the Incentive. Accordingly, the remaining accrual of $4.1 million was reversed through gains, losses and nonrecurring items in fiscal 2003.

Fiscal 2002 included a $14.1 million charge related to the Restructuring Plan discussed below, a $31.2 million loss on a sale and leaseback transaction discussed below, a net loss on the disposal of certain operations of $0.9 million, and an adjustment of $0.7 million during the fourth quarter to the Restructuring Plan accrual.

On June 25, 2001, the Company announced a restructuring plan ("Restructuring Plan") in reaction to the continued economic slowdown experienced at that time and the related revenue impact. The Restructuring Plan included a seven percent workforce reduction and certain other asset impairments, adjustments and accruals (see note 2 to the consolidated financial statements). The aggregate amount of these Restructuring Plan charges recorded by the Company totaled $14.1 million and consisted of $8.3 million in associate-related reserves for payments to be made under existing employment agreements with four terminated associates and involuntary termination benefits to 450 associates whose positions were eliminated; $3.6 million for lease and contract termination costs that occurred during the first quarter of fiscal 2002 in an effort to consolidate portions of the Company's operations and the termination of certain other contracts on or prior to June 30, 2001 for services no longer utilized by the Company; and $2.2 million for abandoned or otherwise impaired assets and transaction costs to be paid to accountants and attorneys as a direct result of the workforce reductions and certain other restructuring and cost-cutting measures put in place during the quarter ended June 30, 2001.

Total amounts accrued in connection with this Restructuring Plan were $10.7 million, of which $0.3 million was paid out during fiscal 2004, $1.7 million was paid out during fiscal 2003 and $8.8 million was paid out during fiscal 2002. During the fourth quarters of fiscal 2003 and 2002, the Company revised its estimates of the remaining accrual associated with the Restructuring Plan. As a result, the Company increased the impairment accrual by $0.8 million in the fourth quarter of 2003 and reduced the impairment accrual by $0.7 million in the fourth quarter of 2002.

The Company also recorded charges of $25.8 million on certain other assets that are no longer in service or were otherwise deemed impaired and incurred $18.4 million of costs and expenses during the first quarter of fiscal 2002 that did not recur as a result of the Restructuring Plan. Of the total $25.8 million, $21.1 million was included in cost of services, $3.5 million was included in selling, general and administrative expense, and $1.2 million was included in other, net.

During the first quarter of fiscal 2002, but separate from the Restructuring Plan, the Company recorded a loss of $31.2 million related to a sale and leaseback transaction for computer equipment (see note 2 to the consolidated financial statements).

Reclassifications

The fiscal 2004 Statement of Operations provides consolidated revenue along with revenue and cost of revenue for services and for data. Prior year amounts have been reclassified to the current year presentation (see note 1 to the consolidated financial statements). Such reclassification had no effect on the prior years' net earnings (loss) as previously reported.

The following table shows the reclassification of the Company's Consolidated Statement of Operations for the year ended March 31, 2004:

(Dollars in thousands, except per share amounts)

	2004 as Previously Reported	Reclassification	2004 Reclassified
Revenue:			
Total revenue	$ 1,010,822	$ (1,010,822)	$ -
Services, including revenue from related parties of $71.9 million in 2003	-	778,154	778,154
Data	-	232,668	232,668
Total revenue	$ 1,010,822	$ -	$ 1,010,822
Operating costs and expenses:			
Salaries and benefits	347,634	(347,634)	-
Computer, communications and other equipment	267,720	(267,720)	-
Data costs	132,593	(132,593)	-
Other operating costs and expenses	168,736	(168,736)	-
Cost of revenue			
Services	-	635,436	635,436
Data	-	162,671	162,671
Total cost of revenue	916,683	(118,576)	798,107
Selling, general and administrative		118,576	118,576
Gains, losses and nonrecurring items, net	855	-	855
Total operating costs and expenses	917,538	-	917,538
Income (loss) from operations	93,284	-	93,284
Other income (expense):			
Interest expense	(19,267)	-	(19,267)
Other, net	(6,724)	-	(6,724)
	(25,991)	-	(25,991)
Earnings (loss) before income taxes	67,293	-	67,293
Income taxes	8,949	-	8,949
Net earnings (loss)	$ 58,344	$ -	$ 58,344
Earnings (loss) per share:			
Basic	$ 0.68	$ -	$ 0.68
Diluted	$ 0.64	$ -	$ 0.64

Gross Profit

	2004	2003	2002	% Change 2004-2003	% Change 2003-2002
Services					
Revenue	$ 778.1	$ 758.9	$ 665.0	+ 3%	+ 14%
Cost of revenue	635.4	672.3	592.1	- 5	+ 14
Gross profit	$ 142.7	$ 86.6	$ 72.9	+ 65%	+ 19%
Gross profit % of services revenue	18.3%	11.4%	11.0%		
Data					
Revenue	$ 232.7	$ 199.3	$ 201.1	+ 17%	- 1%
Cost of revenue	162.7	132.1	137.6	+ 23	- 4
Gross profit	$ 70.0	$ 67.2	$ 63.5	+ 4%	+ 6%
Gross profit % of data revenue	30.1%	33.7%	31.6%		
Consolidated					
Revenue	$ 1,010.8	$ 958.2	$ 866.1	+ 5%	+ 11%
Cost of revenue	798.1	804.4	729.7	- 1	+ 10
Gross profit	$ 212.7	$ 153.8	$ 136.4	+ 38%	+ 13%
Gross profit % of consolidated revenue	21.0%	16.1%	15.7%		

Gross profit margins for services were 18.3% in fiscal 2004 which compares with 11.4% for fiscal 2003 and 11.0% in fiscal 2002. Certain impairment and other charges taken in these years reduced gross profit margins .4%, 4.5% and 3.1% for fiscal years 2004, 2003 and 2002 respectively (see notes 2 and 4 to the consolidated financial statements). Fiscal 2004 gross profit margins benefited from the sale of the Los Angeles outsourcing data center operations that were sold early in the fiscal year and significantly lower postage and mailing related costs in 2004. The improvement in fiscal 2003 gross profit margins from fiscal 2002 related to a significant reduction in salaries and benefits as a percent of revenue due to the increasing level of efficiencies created by our new technologies.

The gross profit margins for data were 30.1% in fiscal 2004 which compares to 33.7% for fiscal 2003 and 31.6% for fiscal 2002. The drop in 2004 data gross profit margins from 2003 reflects lower margins on higher Allstate related revenues in 2004 together with the impact of the lower margin Claritas business which impacted the fourth quarter of 2004. The increase in 2003 gross profit margins from 2002 is due to higher Allstate related revenue in 2002.

The consolidated gross profit margins for fiscal 2004 were 21.0% which compares to 16.1% for fiscal 2003 and 15.7% for fiscal 2002. Charges taken in these years reduced gross profit margins .3%, 3.5% and 2.5% for 2004, 2003 and 2002, respectively. The improvement in fiscal 2004 gross profit margins from fiscal 2003 also reflects significantly lower mailing related costs, benefits from cost reductions and an improving economy. The improvement in 2003 gross profit margins from 2002 relates to a significant reduction in salaries and benefits as a percent of revenue due to the increasing level of efficiencies created by our new technologies and Restructuring Plan charges.

Operating Margins
Fiscal 2004 operating margins were 9.2% compared to 5.7% in fiscal 2003 and (2.2%) in fiscal 2002. The improvement in 2004 operating margins over 2003 reflect higher gross profit margins and lower charges partially mitigated by higher selling, general and administrative expenses noted above. The improvement in 2003 operating margins over 2002 reflect higher gross profit margins, and lower charges combined with lower selling, general and administrative expenses also as noted above. Certain impairment and other charges recorded in these years reduced operating margins by 0.2%, 3.1% and 8.2% for fiscal 2004, 2003 and 2002, respectively

Other Income (Expense), Income Taxes and Other Items
Interest expense for fiscal 2004 decreased $2.5 million from fiscal 2003 and fiscal 2003 decreased $6.8 million from fiscal 2002, reflecting significantly lower average debt levels. During fiscal 2002, the Company had significantly higher average balances in its revolving credit facility, particularly during the first and second quarters of fiscal 2002. Additionally, the interest rates on all of the Company's variable rate debt declined during fiscal 2003. The Company's weighted-average interest rate on long-term debt was 4.8% at both March 31, 2004 and March 31, 2003.

Other, net for fiscal 2004 includes a write-down on marketable and non-marketable investments of $7.2 million, as compared to write-downs of $8.8 million in fiscal 2003 and $1.1 million in fiscal 2002. These write-downs are the result of the determination by management that certain of the Company's investments are other than temporarily impaired. In making the assessment as to whether a decline in value of an investment is "other than temporary," the Company looks for a decline in value below its cost basis for a sustained period of time, generally six to nine months. In addition, management looks at all other available information, including the business plan and current financial condition of each investee. Other, net also includes equity in losses on joint ventures of $1.1 million in 2004, $0.4 million in 2003 and $6.7 million in fiscal 2002 and interest income on notes receivable of $2.4 million in 2004, $4.3 million in fiscal 2003 and $6.9 million in fiscal 2002.

The Company's effective tax rate was 13.3% in fiscal 2004, 22.5% in fiscal 2003 and 39.3% in fiscal 2002. The rate in fiscal 2004 was impacted by the reversal of deferred tax liabilities that had previously been provided for tax years 1999 through 2002, which were subject to audit by the Internal Revenue Service. During fiscal 2004 these tax audits were completed, resulting in the reversal of these contingency reserves, which were primarily related to the tax effects of restructuring costs, warrants issued to a customer, and claimed research and development credits. Included in income taxes for fiscal 2003 was a one-time adjustment to decrease tax expense by $1.8 million for the benefit of state income tax loss carryforwards in excess of amounts previously considered in the Company's estimate of its income tax assets and liabilities. This was primarily the result of changes in state income apportionment factors. Additionally, the Company recorded a favorable adjustment for research and experimentation credits of $1.0 million in excess of amounts estimated at March 31, 2002. In fiscal 2002 the effective rate exceeded the U.S. statutory rate because of state income taxes, partially offset by research and experimentation and other tax credits.

The Company is regularly audited by federal and state tax authorities, which, from time to time, results in proposed assessments and/or adjustments to certain of the Company's tax positions. As a result of certain tax deductions and exclusions taken by the Company in recent years for which no specific or clear guidance is included in the Internal Revenue Code and the possibility that the Company's position with respect to these deductions and/or exclusions could be challenged and disallowed by tax authorities, the Company has established a deferred tax liability to cover its potential exposure.

In connection with the retirement of certain debt facilities from the proceeds of a convertible note offering which became effective in fiscal 2002, the Company recorded a pretax charge for previously deferred debt issuance costs and for certain premiums paid in connection with this retirement of $2.1 million. This charge was reflected as an extraordinary item, net of tax, in the 2002 consolidated statement of operations in accordance with SFAS No. 4, "Reporting Gains and Losses from the Extinguishment of Debt." In 2004, the Company implemented SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical corrections." As a result, the extraordinary item in the 2002 consolidated statement of operations has been reclassified to pretax earnings.

Capital Resources and Liquidity

Working Capital and Cash Flow
Working capital at March 31, 2004 totaled a negative $9.8 million, compared to $117.5 million at March 31, 2003. The decrease in working capital is due to the increase in current liabilities, primarily as a result of the increase of $43.8 million in current installments of long-term obligations. Management does not consider this increase to be a significant issue since the Company has sufficient capacity in its line of credit to pay off these current installments and projected cash flows are

sufficient to cover these obligations. Cash provided by operating activities was $259.9 million in fiscal 2004 as compared to $253.8 million in fiscal 2003 and $150.6 million in fiscal 2002. Net changes in operating assets and liabilities increased fiscal 2004 operating cash flow by $30.2 million, primarily as a result of decreases in accounts receivable due to strong collections at the end of the fiscal year. Net changes in operating assets and liabilities increased fiscal 2003 operating cash flow by $54.4 million, primarily as a result of approximately $40 million of refunds of federal income taxes received in June 2002 and net collections of notes receivable of approximately $35 million. Net changes in operating assets and liabilities reduced fiscal 2002 operating cash flow by $19.1 million. The decrease in fiscal 2002 is due to a significant decrease in accounts payable, $12.3 million of payments for restructuring and impairment accruals and an accrual for the refundable income taxes. Depreciation and amortization of $150.2 million in fiscal 2004 includes $2.8 million of charges related to the impairment of software. Depreciation and amortization of $154.9 million in fiscal 2003 includes $30.6 million of charges related to the impairment of software and long-lived assets discussed above. Depreciation and amortization of $123.4 million in fiscal 2002 included $17.1 million of impairment charges related to the Restructuring Plan, as discussed above.

Accounts receivable days sales outstanding ("DSO") was 70 days at March 31, 2004 and 71 days at March 31, 2003, and is calculated as follows (dollars in thousands):

	2004	2003
Numerator – trade accounts receivable, net	$ 212,387	$ 189,704
Denominator:		
Fourth quarter revenue	277,837	239,459
Number of days in fourth quarter	91	90
Average daily revenue	$ 3,053	$ 2,661
Days sales outstanding	70	71

Investing activities used $123.3 million in fiscal 2004 compared to $69.0 million in fiscal 2003 and $85.0 million in 2002. Investing activities in 2004 included capitalized software development costs of $27.8 million as compared to $34.6 million in 2003 and $24.1 million in 2002. Capitalized software costs decreased $6.7 million in 2004 after increasing $10.5 million in 2003 due to increased development in 2003 of a standardized component architecture for delivery of the Company's products and services. Capitalized software costs included $10.5 million in fiscal 2003 related to development of this standardized component architecture and include approximately $11 million in fiscal 2003 and approximately $9 million in fiscal 2002 related to AbiliTec products. The remainder of the capitalized software includes software tools and products in all three segments of the business. Capital expenditures were $22.2 million in fiscal 2004 compared to $13.2 million in 2003 and $14.9 million in 2002. Capital expenditures increased $9.0 million in fiscal 2004 primarily due to purchases of data center equipment to support the Company's outsourcing agreements. Cost deferrals were $24.9 million in fiscal 2004 compared to $15.0 million in 2003 and $48.1 million in fiscal 2002. Deferral of costs, which include both salaries and benefits and other direct and incremental third party costs incurred in connection with setup activities on client contracts, as well as deferred costs related to data, increased $9.9 million in 2004 primarily due to increases in deferred costs related to purchased data, after decreasing $33.1 million in 2003 due in part to deferral of approximately $17 million of equipment costs in connection with two large services contracts entered into in fiscal 2002 that did not recur in fiscal 2003. The remaining decrease of approximately $16 million in 2003 is primarily due to declines in new outsourcing client contracts signed in fiscal 2003 that required significant amounts of set-up expenditures.

Total spending on capitalized software, as discussed above, and research and development expense was $47.9 million in fiscal 2004 compared to $54.3 million in fiscal 2003 and $41.9 million in fiscal 2002. Research and development expense was $20.1 million in fiscal 2004 compared to $19.7 million in fiscal 2003 and $17.8 million in fiscal 2002.

Investing activities also reflect net cash paid for acquisitions of $55.6 million in fiscal 2004 compared to $14.1 million in fiscal 2003 and $5.3 million in fiscal 2002. In January 2004 the Company acquired the Claritas Europe group of companies for approximately $28.7 million, net of cash acquired, and in March 2004 acquired the Consodata companies based in England, France and Spain for approximately $26.9 million, net of cash acquired. Proceeds from the dispositions of operations in fiscal 2004 were $7.7 million, compared to $1.1 million in fiscal 2003 and $9.2 million in fiscal 2002. Proceeds from the disposition of operations in fiscal 2004 included $6.7 million for the sale of the Los Angeles outsourcing data center and $1.0 million in collections on a note receivable from a previous disposition. Proceeds from dispositions of operations in fiscal 2003 were collections on notes receivable from operations disposed of in prior years. Proceeds from the disposition of operations in fiscal 2002 of $9.2 million were primarily from the sale of three of the Company's business operations. Notes 3 and 4 to the consolidated financial statements discuss the acquisitions and dispositions in more detail.

Investing activities also reflect cash payments by the Company of $5.0 million in fiscal 2004, $1.2 million in fiscal 2003 and $7.9 million in fiscal 2002 to fund investments in joint ventures and other companies. During fiscal 2004 the Company made an investment of $5.0 million in Battleaxe, LLC, a limited liability company formed for the purpose of owning and managing real property in Illinois. Under the terms of the operating agreement, the Company's ownership investment in this entity will be returned through monthly payments over the next four years, including interest at 5%, with a final payment of $2.4 million due May 2007. As an inducement for the Company to enter into this investment, the other investors released the Company from a contingent liability under which the Company was potentially liable under certain leases that had been assumed by other parties. Investments made in 2003 include advances to the Company's Australian joint venture operations before the acquisition of the remaining 50% in June 2002. During fiscal 2002, the Company advanced $4.4 million to the Company's joint venture in Australia and made a $1.7 million investment in USADATA, Inc.

With respect to certain of its investments in joint ventures and other companies, Acxiom has provided cash advances to fund losses and cash flow deficits. Although the Company has no commitment to continue to do so, it expects to continue funding such losses and deficits until such time as these investments become profitable. Acxiom may, at its discretion, discontinue providing financing to these investments during future periods. In the event that Acxiom ceases to provide funding and these investments have not achieved profitable operations, the Company may be required to record an impairment charge up to the amount of the carrying value of these investments ($8.2 million at March 31, 2004). The Company recorded impairment charges on certain of its investments of $7.2 million in fiscal 2004, $8.8 million during fiscal 2003 and $1.1 million in fiscal 2002. In the event that declines in the value of its investments continue, the Company may be required to record additional temporary and/or "other than temporary" impairment charges of its investments.

The Company also received proceeds of $7.7 million in fiscal 2003 and $6.0 million in fiscal 2002 from the sale and leaseback transaction discussed below.

On June 29, 2001 the Company entered into an agreement whereby it sold equipment with a net book value of $50.7 million to Technology Investment Partners, LLC ("TIP") and recorded a loss on this sale of $31.2 million. Simultaneous with the sale of this equipment, the Company agreed to lease the equipment under a capital lease from TIP for a period of thirty-six months. The Company received $2.0 million of the sale proceeds from TIP during July 2001 and received an additional $4.0 million of the sales proceeds during December 2001. On August 30, 2002, the Company amended its agreement with TIP whereby it reacquired from TIP certain equipment under the original sale and leaseback arrangement that had not previously been funded by TIP. Simultaneously with this transaction, the Company entered into an agreement with Merrill Lynch Capital ("MLC") whereby a portion of the repurchased equipment under the amended TIP agreement was sold to MLC for net sales proceeds of $7.7 million. The agreement with MLC also provides a leaseback provision, accounted for as a capital lease by the Company, whereby the Company is obligated to lease the equipment from MLC for a period of thirty-six months. The Company did not record any gain or loss on the sale and leaseback transaction with MLC.

The Company has generated free cash flows of $187.8 million in fiscal 2004, $199.0 million in fiscal 2003 and $69.7 million in fiscal 2002, as shown below (in thousands):

	2004	2003	2002
Operating cash flow	$ 259,883	$ 253,793	$ 150,605
Proceeds from the disposition of assets	2,783	293	173
Capitalized software development costs	(27,844)	(34,573)	(24,121)
Capital expenditures	(22,178)	(13,212)	(14,875)
Deferral of costs	(24,881)	(15,027)	(48,131)
Proceeds from sale and leaseback transactions	-	7,729	5,999
Free cash flow	$ 187,763	$ 199,003	$ 69,650

Free cash flow is not a generally accepted accounting principle ("GAAP") financial measure. A "non-GAAP financial measure" is defined as a numerical measure of the Company's financial performance, financial position or cash flow that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's consolidated financial statements. The Company defines free cash flow as cash provided by operating activities less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. Free cash flow, as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this filing because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

The Company's fiscal 2003 free cash flow was impacted significantly by income taxes. As a result of losses shown on the Company's federal income tax return for fiscal 2002, the Company filed claims to carry the losses back five years as allowed under federal tax provisions, resulting in refunds of approximately $40 million. Additionally, as a result of income tax operating loss carryforwards and credits, the Company did not pay any significant federal or state income taxes in fiscal 2003 or 2004. The Company also does not expect to pay any significant amount of federal or state income taxes in fiscal 2005, but expects to begin paying taxes in fiscal 2006.

On November 14, 2002, the Company announced a common stock repurchase program. From that date until March 31, 2004, the Company has repurchased 6.1 million shares of its common stock for an aggregate purchase price of $91.2 million under this repurchase program. During fiscal 2004, 4.4 million shares were repurchased for an aggregate purchase price of $64.5 million.

Financing activities in fiscal 2004 used $127.9 million, primarily as a result of net repayments of debt during the year and the acquisition of stock. The Company also paid its first quarterly dividend of $0.04 per share during the fourth quarter of 2004. Proceeds from the sale of common stock through stock options and the employee stock purchase plan were $21.9 million during 2004.

Financing activities in fiscal year 2003 used $185.1 million, primarily as a result of net repayments of debt and the purchase of 1.8 million shares of common stock for an aggregate purchase price of $26.7 million. The Company repaid $64.2 million of term notes in February 2003 and repaid the remaining $62.6 million of convertible debt as discussed below. Proceeds from the sale of common stock through stock options and the employee stock purchase plan were $18.1 million in fiscal 2003.

For fiscal 2002, financing activities used $74.1 million, a large portion of which relates to net repayments of the Company's revolving credit facility, along with the retirement of $52.4 million of 5.25% convertible subordinated notes due in 2003 ("5.25% Notes") and $25.7 million of 6.92% senior notes ("6.92% Notes"). These repayments and retirements were made from the proceeds of the convertible note offering during February 2002 discussed below. The Company also paid $23.5 million in aggregate payments on certain equity forward contracts during fiscal 2002 prior to the settlement of those contracts in September 2001 through a term note (see note 9 to the consolidated financial statements). The equity forward contracts are discussed in further detail below. Proceeds from the sale of common stock through stock options and the employee stock purchase plan were $11.4 million during fiscal 2002.

During fiscal 2000 and fiscal 2001, the Company entered into three equity forward purchase agreements with a commercial bank under which the Company would purchase 3.7 million shares of its common stock for a total notional amount of $83.8 million. The Company accounted for these forward contracts as permanent equity under the consensus of Emerging Issues Task Force ("EITF") Abstract 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." During April 2001, prior to the settlement of the equity forward contracts, the Company paid $22.5 million to reduce the notional amounts under the contracts to $64.2 million. On September 21, 2001, the Company executed an agreement for the settlement of the equity forward contracts through borrowings of $64.2 million from a bank under a term loan facility. On February 5, 2003, in conjunction with amending and restating its revolving credit agreement, the Company, using available cash and borrowings under the revolving credit agreement, repaid this term note.

In each of the fiscal years 2004, 2003 and 2002, the Company has incurred debt to finance the acquisition of data, software licenses, property and equipment, acquisitions and construction. The incurrence of this debt appears on the Consolidated Statements of Cash Flows under "supplemental cash flow information." Payment of this debt in future periods will be reflected as a financing activity.

The Company intends to use its future free cash flow to repay debt, to buy back shares of its common stock (when accretive to earnings per share), for possible future acquisitions and for payments of dividends. On February 4, 2004, the board of directors declared the Company's first quarterly cash dividend of four cents per share payable on March 8, 2004 to shareholders of record as of the close of business on February 16, 2004. The Company's March 8, 2004 dividend payment totaled approximately $3.4 million. On May 26, 2004, the board of directors declared a quarterly cash dividend of four cents per share payable on June 28, 2004 to shareholders of record as of the close of business on June 7, 2004. While Acxiom intends to pay regular quarterly dividends for the foreseeable future, all dividends will be reviewed quarterly and declared by the board at its discretion.

Credit and Debt Facilities

The Company had available credit lines of $150 million of which $16.2 million was outstanding at March 31, 2004, compared to $28.8 million outstanding at March 31, 2003. The Company's debt-to-capital ratio, as calculated below, was 33% at March 31, 2004 compared to 34% at March 31, 2003 (dollars in thousands).

	March 31, 2004	March 31, 2003
Numerator - long-term obligations, net of current installments	$ 293,457	$ 289,677
Denominator:		
Long-term obligations, net of current installments	293,457	289,677
Stockholders' equity	587,216	562,556
	$ 880,673	$ 852,233
Debt-to-capital ratio	33%	34%

The foregoing calculation of the debt-to-capital ratio excludes current maturities of long-term obligations in the amounts of $73.2 million and $29.5 million at March 31, 2004 and 2003, respectively.

Included in long-term obligations at March 31, 2004 and 2003 are the Company's 3.75% convertible notes ("3.75% Notes") in the amount of $175 million, as discussed below. The conversion price for the 3.75% Notes is $18.25 per share. If the Company's common stock price remains above the conversion price, the 3.75% Notes may be converted to equity. Total stockholders' equity has increased $24.7 million to $587.2 million at March 31, 2004. The components of this increase are detailed in the consolidated statement of stockholders' equity and comprehensive income.

Effective February 10, 2003, the Company amended and restated its revolving credit facility to allow for revolving borrowings and letters of credit of up to $150 million through July 2006. Borrowings under the revolving credit facility of $16.2 million at March 31, 2004 and $28.8 million at March 31, 2003 bear interest at LIBOR plus 1.5%, or at an alternative base rate or at the federal funds rate plus 2.0%, depending upon the type of borrowing and are secured by substantially all of the Company's assets. Weighted average interest rates on the March 31, 2004 and March 31, 2003 borrowings under the revolving credit facility were 2.74% and 2.86%, respectively. In conjunction with amending and restating its credit facility, the Company, using available cash and borrowings under the revolving credit facility, repaid the $64.2 million term note entered into for the settlement of equity forward contracts (see note 9 to the consolidated financial statements) and paid $45.8 million to terminate its real estate synthetic lease arrangement (see note 11 to the consolidated financial statements).

On February 6, 2002, the Company completed an offering of the 3.75% Notes due in 2009. The 3.75% Notes are redeemable, in whole or in part, at the option of the Company at any time on or after February 17, 2005 at a redemption premium. The holders also have the option to require the Company to repurchase the 3.75% Notes, at 100% of the principal amount, on February 15, 2007. The net proceeds to the Company of $169.2 million (after deducting underwriting discounts and commissions and offering expenses) were used to repay $25.7 million of the 6.92% Notes and to redeem $115 million of the 5.25% Notes. During February and March 2002, the Company repurchased $52.4 million of the 5.25% Notes in the open market. The remaining $62.6 million of the 5.25% Notes were retired on April 1, 2002.

Off-Balance Sheet Items and Commitments

The Company has entered into synthetic operating lease facilities for computer equipment, furniture and aircraft ("Leased Assets"). These synthetic operating lease facilities are accounted for as operating leases under GAAP and are treated as capital leases for income tax reporting purposes. Lease terms under the computer equipment and furniture facility range from two to six years, with the Company having the option at expiration of the initial term to return, or purchase at a fixed price, or extend or renew the term of the leased equipment. The synthetic lease term for one aircraft expires in January

2011, with the Company having the option at expiration to either purchase the aircraft at a fixed price, enter into a lease for an additional twelve-month period (with a nominal purchase price paid at the expiration of the renewal period), or return the aircraft in the condition and manner required by the lease. In December 2003 the Company entered into a synthetic lease for an additional aircraft which expires in November 2013, with the Company having the option at expiration to purchase the aircraft at a fixed price or return the aircraft to the lessor. In the event the Company elects to return the Leased Assets, the Company has guaranteed a portion of the residual value to the lessors. Assuming the Company elects to return the Leased Assets to the lessors at its earliest opportunity under the synthetic lease arrangements and assuming the Leased Assets have no significant residual value to the lessors, the maximum potential amount of future payments the Company could be required to make under these residual value guarantees was $11.1 million at March 31, 2004. Since the inception of the facility, the total amount drawn under these synthetic operating lease facilities was $213.3 million, and as of March 31, 2004 the Company has a future commitment for lease payments of $39.5 million over the next ten years.

Prior to its termination as discussed below, the Company had entered into a real estate synthetic lease arrangement with respect to an office facility in Little Rock, Arkansas and land in Phoenix, Arizona. This synthetic lease arrangement provided the Company with more desirable terms than other alternative construction financing options. Under the arrangement, the Company had agreed to lease each property for an initial term of five years with an option to renew for an additional two years, subject to certain conditions. The lessors funded $45.8 million for the construction of the Little Rock facility and acquisition of the Phoenix land. The Little Rock facility was completed in December 2002 and cost approximately $34.4 million, including interest during construction. Effective February 10, 2003, the Company terminated the synthetic lease arrangement by purchasing the Phoenix land and the Little Rock facility from the lessors for approximately $45.8 million. As a result, the underlying real estate assets and the related depreciation expense have been recorded in the Company's consolidated financial statements beginning February 2003. The Company has begun construction of a new 97,000 sq. ft. office building and data center in Phoenix, Arizona. Total construction costs of this facility are expected to be approximately $15 million to $16 million and construction is expected to be completed in the fall of 2004. The Company also has begun construction on an additional 30,000 sq. ft data center in Little Rock, Arkansas and it is expected to be completed in late fiscal 2005. Total construction cost of this facility is expected to be $14 million to $15 million.

In connection with certain of the Company's other buildings and facilities, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the loans for the buildings. In addition, in connection with the disposal of certain assets, the Company has guaranteed loans for the buyers of the assets. Substantially all of the third party indebtedness for which the Company has provided guarantees is collateralized by various pieces of real property. The aggregate amount of the guarantees at March 31, 2004 was $5.6 million.

The Company was previously contingently obligated under certain leases that have been assumed by other parties. The total future lease payments for which the Company was contingently liable was $6.8 million at March 31, 2003. In conjunction with its investment in Battleaxe, LLC as discussed above, in fiscal 2004 the Company was released from this contingent liability.

At both March 31, 2004 and March 31, 2003, the Company had accrued $0.3 million related to the potential obligations under all of its various guarantees.

Outstanding letters of credit, which reduce the borrowing capacity under the Company's revolving credit facility, were $10.0 million at March 31, 2004 and $10.8 million at March 31, 2003.

Contractual Commitments

The following table presents Acxiom's contractual cash obligations and purchase commitments at March 31, 2004 (dollars in thousands):

	For the years ending March 31						
	2005	2006	2007	2008	2009	Thereafter	Total
Capital lease obligations	$ 38,588	$ 15,853	$ 8,456	$ 2,487	$ 2,243	$ 11,821	$ 79,448
Software and data license liabilities	20,383	19,664	13,877	13,656	6,932	-	74,512
Other long-term debt	14,275	1,130	16,626	423	180,083	205	212,742
Total long-term obligations	73,246	36,647	38,959	16,566	189,258	12,026	366,702
Synthetic aircraft leases	3,022	3,022	3,022	3,022	3,022	11,389	26,499
Synthetic equipment and furniture leases	9,460	2,729	607	253	-	-	13,049
Total synthetic operating leases	12,482	5,751	3,629	3,275	3,022	11,389	39,548
Equipment operating leases	20,401	10,643	3,785	632	83	-	35,544
Building operating leases	16,831	15,418	14,374	12,626	10,675	59,430	129,354
Partnerships building leases	2,122	2,123	2,134	2,144	2,155	43	10,721
Related party aircraft lease	903	902	376	-	-	-	2,181
Total operating lease payments	52,739	34,837	24,298	18,677	15,935	70,862	217,348
Operating software license obligations	9,426	4,995	3,561	3,515	3,515	3,515	28,527
Total operating lease and software license obligations	62,165	39,832	27,859	22,192	19,450	74,377	245,875
Total contractual cash obligations	$ 135,411	$ 76,479	$ 66,818	$ 38,758	$ 208,708	$ 86,403	$ 612,577

	For the years ending March 31						
	2005	2006	2007	2008	2009	Thereafter	Total
Purchase commitments on synthetic aircraft leases	$ -	$ -	$ -	$ -	$ -	$ 18,397	$ 18,397
Purchase commitments on synthetic equipment and furniture leases	583	3,627	464	1,626	-	-	6,300
Other purchase commitments	65,213	19,412	17,761	12,681	5	-	115,072
Total purchase commitments	$ 65,796	$ 23,039	$ 18,225	$ 14,307	$ 5	$ 18,397	$ 139,769

The related party aircraft lease relates to an aircraft leased from a business owned by an officer and director. See note 14 to the consolidated financial statements. The Company has also agreed to pay the difference, if any, between the sales price of the aircraft and 70% of the related loan balance (approximately $3.8 million at March 31, 2004) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial term and the lessor sells the equipment as a result.

The purchase commitments on the synthetic equipment, furniture and aircraft leases assume the leases terminate and are not renewed, and the Company elects to purchase the assets. The other purchase commitments include contractual commitments for the purchase of data and open purchase orders for equipment, paper, office supplies, construction of buildings and other items. Other purchase commitments in some cases will be satisfied by entering into future operating leases, capital leases, or other financing arrangements, rather than payment of cash.

The following table shows contingencies or guarantees under which the Company could be required, in certain circumstances, to make cash payments as of March 31, 2004 (dollars in thousands):

Residual value guarantee on the synthetic computer equipment and furniture lease	$	4,424
Residual value guarantee on synthetic aircraft lease		6,639
Residual value guarantee on related party aircraft lease		3,777
Guarantees on certain partnership and other loans		5,578
Outstanding letters of credit		9,990

The total of loans "on certain partnerships and other loans," of which the Company guarantees the portion noted in the above table, are $13.8 million.

While the Company does not have any other material contractual commitments for capital expenditures, minimum levels of investments in facilities and computer equipment continue to be necessary to support the growth of the business. It is the Company's current intention generally to lease any new required equipment to better match cash outflows with customer inflows. In some cases, the Company also sells software and hardware to clients. In fiscal 2002, the Company changed its policy of billing for these sales under extended payment terms or notes receivable, which were collectible generally over three years, to primarily up-front payments by the client. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures to acquire or replace existing assets. Management believes that the Company's existing available debt and cash flow from operations will be sufficient to meet the Company's working capital and capital expenditure requirements for the foreseeable future. The Company also evaluates acquisitions from time to time, which may require up-front payments of cash. Depending on the size of the acquisition it may be necessary to raise additional capital. If additional capital becomes necessary as a result of any material variance of operating results from projections or from potential future acquisitions, the Company would first use available borrowing capacity under its revolving credit agreement, followed by the issuance of debt or equity securities. However, no assurance can be given that the Company would be able to obtain funding through the issuance of debt or equity securities at terms favorable to the Company, or that such funding would be available.

For a description of certain risks that could have an impact on results of operations or financial condition, including liquidity and capital resources, see the "Risk Factors" contained in Part I, Item 1. Business, of the Company's annual report on Form 10-K for the fiscal year ended March 31, 2004.

Acquisitions and Divestitures
On March 31, 2004, the Company closed the acquisition of the Consodata companies based in England, France and Spain, from Turin-based Seat P.G., one of the world's leading multi-platform directories companies. The acquisition of the Consodata German operation was completed in April 2004. Both acquisitions were accounted for as purchases. The total net consideration was approximately $26.9 million, net of cash acquired, which excludes approximately $5 million, net of cash acquired, for the German operation acquisition. The Company expects the operations of Consodata to be slightly accretive for fiscal 2005. The acquired Consodata companies are expected to add approximately $63 million to $69 million to the Company's revenue for fiscal 2005, which began April 1, 2004. This will increase the Company's anticipated annual European revenue for fiscal 2005 to approximately $220 million to $261 million. (See note 3 to the consolidated financial statements.)

On January 6, 2004, the Company announced the completion of the acquisition of the Claritas Europe group of companies from VNU N.V. The acquisition is accounted for as a purchase and was effective January 1, 2004. Management believes this acquisition, along with the Consodata acquisition noted above, will provide the Company with significant European data assets that will be complementary to the Company's service offerings and will give the Company an expanded presence in Europe. The Company paid approximately $28.7 million for the acquisition, net of cash acquired, which includes offices in England, France, The Netherlands, Germany, Spain, Portugal and Poland. The acquired Claritas companies are expected to add approximately $100 million in annual revenue in fiscal 2005. The results of operations of the acquired companies are included in the Company's consolidated results beginning January 1, 2004. (See note 3 to the consolidated financial statements.)

Effective November 26, 2002, the Company acquired certain assets and assumed certain liabilities of Toplander Corporation ("Toplander"), a data compiler for online marketing efforts. The acquisition price consisted of cash paid to the sellers of $5.6 million and contingent consideration that included up to $2.4 million of additional cash, shares of the Company's common stock with a fair value of up to $2.0 million, and warrants to purchase shares of the Company's common stock with a fair value of up to $2.0 million for a total aggregate purchase price, including contingent consideration, of up to $12.0 million. During the year ended March 31, 2004, the purchase price contingencies were resolved. As a result, the Company is not required to pay the additional cash consideration or issue the shares of common stock, but has issued the warrants to purchase 203,500 shares of common stock at an exercise price of $13.24. These warrants expire on March 17, 2019.

Effective August 12, 2002, the Company acquired certain assets and assumed certain liabilities of an employment screening business, TransUnion Employment Screening Services, Inc. ("TUESS"), owned by TransUnion, LLC ("TransUnion"), a related party. This employment screening business was incorporated as Acxiom Information Security Systems, Inc. ("AISS") and offers a range of services including criminal and civil records search, education and reference verification, and other verification services for its clients. The aggregate purchase price of $34.8 million consisted of cash of $7.5 million paid at closing, a note of $2.5 million paid in October 2002, additional cash of $0.2 million paid in October 2002 as a result of purchase price adjustments, 664,562 shares of common stock valued at $10.5 million and the issuance to TUESS of warrants to purchase 1,272,024 shares of common stock, at an exercise price of $16.32, valued at $14.1 million.

Effective June 1, 2002, the Company entered into an agreement with Publishing & Broadcasting Limited ("PBL") whereby Acxiom purchased PBL's 50% ownership interest in an Australian joint venture ("Australian JV") for cash of $0.8 million (net of cash acquired) and a note payable of $1.4 million, such that Acxiom now owns 100% of the Australian operation. Additionally, the purchase agreement provides that Acxiom may pay PBL additional consideration, based on a percentage of the Australian operation's results through March 31, 2007, and also provides PBL the option to repurchase between 25% and 49% of the Australian JV subsequent to March 31, 2007, at an option price specified in the purchase agreement.

During the year ended March 31, 2002, the Company acquired certain customer relationship management operations of Trans Union for $5.3 million (see note 3 to the consolidated financial statements).

During 2002, the Company sold three of its business operations, including a minor portion of its United Kingdom operations located in Spain and Portugal. During the quarter ended June 30, 2002, the Company sold the remaining portion of its assets located in Spain, which primarily consisted of tax loss carryforwards. Effective July 31, 2002, the Company sold its print shop business located in Chatsworth, California. Gross proceeds from the sales of these operations were $16.6 million, consisting of cash of $6.8 million and notes receivable of $9.8 million. The Company recorded a gain associated with these dispositions of $0.4 million during the year ended March 31, 2003, and a loss of $0.9 million during the year ended March 31, 2002 (see note 4 to the consolidated financial statements).

Seasonality and Inflation

Although the Company cannot accurately determine the amounts attributable thereto, the Company has been affected by inflation through increased costs of compensation and other operating expenses. Generally, the effects of inflation are offset by technological advances, economies of scale and other operational efficiencies. The Company has established a pricing policy for long-term contracts, which provides for the effects of expected increases resulting from inflation.

The Company's operations have not proven to be significantly seasonal, although the Company's traditional direct marketing operations experience slightly higher revenues in the Company's second and third quarters. In order to minimize the impact of these fluctuations, the Company continues to move toward long-term strategic partnerships with more predictable revenues. Revenue from clients who have long-term contracts with the Company (defined as two years or longer), as a percentage of consolidated revenue, was approximately 80% in fiscal 2004, 2003 and 2002.

Related Parties and Significant Customers

During the year ended March 31, 2002, the Company had one client, Allstate, which accounted for $87.8 million (10.1%) of revenue. No single client accounted for more than 10% of revenue during the years ended March 31, 2003 or 2004.

In accordance with a data center management agreement dated July 27, 1992 between Acxiom and TransUnion, Acxiom (through its subsidiary, Acxiom CDC, Inc.) acquired all of TransUnion's interest in its Chicago data center and agreed to provide TransUnion with various data center management services. In a 1992 letter agreement, Acxiom agreed to use its best efforts to cause one person designated by TransUnion to be elected to Acxiom's board of directors. TransUnion designated its CEO and President, Harry C. Gambill, who was appointed to fill a vacancy on the board in November 1992 and was elected at the 1993 annual meeting of stockholders to serve a three-year term. He was elected to serve additional three-year terms at the 1996, 1999 and 2002 annual stockholders meetings. Under a second letter agreement, executed in 1994 in connection with an amendment to the 1992 agreement, which continued the then-current term through 2002, Acxiom agreed to use its best efforts to cause two people designated by TransUnion to be elected to Acxiom's board of directors. While these undertakings by Acxiom are in effect until the end of the current term of the agreement, which expires in August 2005, Acxiom has been notified that TransUnion does not presently intend to designate another individual to serve as director. Acxiom and TransUnion amended the data center management agreement on October 1, 2002, expanding its scope to encompass TransUnion's client/server, network and communications infrastructure. This amendment runs concurrent with the current term of the data center management agreement. In addition to this agreement, the Company has other contracts with TransUnion related to data, software and other services. Acxiom recorded revenue from TransUnion of $74.1 million in fiscal 2004, $71.1 million in fiscal 2003 and $50.6 million in fiscal 2002.

Effective April 1, 2002, Acxiom and TransUnion entered into a marketing joint venture that serves as a sales agent for both parties for certain existing mutual clients. The purpose of the joint venture is to provide these joint clients with leading-edge solutions that leverage the strengths of both parties. Expected to serve a small number of financial service clients, the joint venture will market substantially all of the products and services currently offered by Acxiom and TransUnion, as well as any new products and services that may be agreed upon. The parties agreed to share equally the aggregate incremental increase (or decrease) in revenue and direct expenses generated from any client supported by the joint venture. Also, the joint venture charges both Acxiom and TransUnion a sales agency commission and Acxiom and TransUnion provide sales and administrative support to the joint venture. Effective April 1, 2003, the parties have agreed to suspend the cost and revenue sharing, sales commission, and administrative charges. The net results of operations from this joint venture have not been material.

During fiscal 2004, the Company entered into a long-term data license agreement with TransUnion to license data that is used by the Company's products. Effective August 12, 2002, as previously discussed, the Company acquired certain assets and assumed certain liabilities of an employment screening business owned by TransUnion for an aggregate purchase price of $34.8 million (see note 3 to the consolidated financial statements) and, during fiscal 2002, purchased certain customer relationship operations of TransUnion for $5.3 million.

The Company has an agreement to resell Acxiom products with a company whose majority shareholder is a family member of an officer of the Company. Products purchased from the Company for resale were approximately $0.7 million in fiscal 2004, $0.8 million in fiscal 2003 and $0.7 million in fiscal 2002. The account balance was approximately $1.2 million at the end of fiscal 2004, $0.9 million at the end of fiscal 2003 and $0.7 million at the end of fiscal 2002. The Company entered into an agreement in April 2004 to secure and collect the March 31, 2004 account balance by March 31, 2005.

See Item 13 of the Company's annual report on Form 10-K for additional information on certain relationships and related transactions.

Non-U.S. Operations

With the acquisition of the Claritas Europe group of companies and the Consodata acquisition, the Company now has a larger presence in the United Kingdom and a new presence in France, The Netherlands, Germany, Spain, Portugal and Poland. Most of the Company's exposure to exchange rate fluctuation is due to translation gains and losses as there are no material transactions that cause exchange rate impact. In general, each of the foreign locations is expected to fund its own operations and cash flows, although funds may be loaned or invested from the U.S. to the foreign subsidiaries subject to limitations in the Company's revolving credit facility. These advances are considered to be long-term investments, and any gain or loss resulting from changes in exchange rates as well as gains or losses resulting from translating the foreign financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). Exchange rate movements of foreign currencies may have an impact on the Company's future costs or on future cash flows from foreign investments. The Company has not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. The Company's European operations had net earnings of $1.1 million in fiscal 2004 and $3.0 million in fiscal 2003 compared to losses of $2.1 million in fiscal 2002. The losses primarily reflect investments made in the U.K. to build their AbiliTec and InfoBase infrastructure. The European operations included earnings from the Claritas acquisition of $2.6 million for the period from January 1, 2004 through March 31, 2004. The Australian operation had net losses of $4.3 million for the period from June 2002 (date of acquisition) through March 31, 2003 and net losses of $1.1 million in fiscal 2004.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Note 1 to the accompanying consolidated financial statements includes a summary of significant accounting policies used in the preparation of Acxiom's consolidated financial statements. Of those policies, we have identified the following as the most critical because they require management's use of complex and/or significant judgments:

Revenue Recognition – The Company provides database management and IT outsourcing services under long-term arrangements. These arrangements may require the Company to perform setup activities such as the design and build of a database for the customer under the database management contracts and migration of the customer's IT environment under IT outsourcing contracts. In the case of database management contracts, the customer does not acquire any ownership rights to the Company's intellectual property used in the database and the database itself provides no benefit to the customer outside of the utilization of the system during the term of the database management arrangement. In some cases, the arrangements also contain provisions requiring customer acceptance of the setup activities prior to commencement of the ongoing services arrangement. Up-front fees billed during the setup phase are deferred and setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the service term of the contract. Revenue recognition does not begin until after customer acceptance in cases where contracts contain acceptance provisions. Once the setup phase is complete and customer acceptance occurs, the Company recognizes revenue over the remaining service term of the contract. In situations where the arrangement does not require setup activities or customer acceptance before the Company begins providing services, revenue is recognized over the contract period and no costs are deferred.

The Company accounts for all elements under its database management and IT outsourcing arrangements as a single unit, since the initial setup activities performed under the arrangements do not have stand-alone value to the client and the Company is unable to determine the relative fair values of the delivered elements and the undelivered elements. Therefore, when third party software, hardware and certain other equipment are sold along with services, the Company records such sales over the related service period. Additionally, the Company evaluates revenue from the sale of software, hardware and equipment in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," to determine whether such revenue should be recognized on a gross or a net basis over the term of the related service agreement. All of the factors in EITF 99-19 are considered with the primary factor being whether the Company is the primary obligor in the arrangement. "Out-of-pocket" expenses incurred by, and reimbursed to, the Company in connection with customer contracts are recorded as gross revenue in accordance with EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."

The Company evaluates its database management and IT outsourcing arrangements using the criteria in EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 became effective for new arrangements or modifications to existing arrangements occurring on or after July 1, 2003. EITF 01-8 requires the Company to determine whether an arrangement contains a lease within a services arrangement and, if so, requires the lease component to be accounted for separately from the remaining components of the arrangement. In general, the Company's database management and IT outsourcing arrangements which have been entered into or modified since the effective data of EITF 01-8 have not been determined to include a lease.

The Company also performs services on a project basis outside of, or in addition to, the scope of long-term arrangements. The Company recognizes revenue from these services as the services are performed.

Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates on a monthly, quarterly or annual basis is recognized on a straight-line basis over the license term. Revenue from the licensing of data to the customer in circumstances where the license agreement contains a volume cap is recognized in proportion to the total records to be delivered under the arrangement.

Effective January 1, 2001 the Company changed its method of accounting for certain transactions in accordance with SAB 101, retroactive to April 1, 2000. The cumulative effect of the change on prior years resulted in a charge to earnings of $37.5 million, net of income tax benefit, which was included in the Company's consolidated earnings for the year ended March 31, 2001. For the years ended March 31, 2004, 2003 and 2002, the Company recognized approximately $5 million, $13 million and $19 million, respectively, in revenue that was included in the cumulative effect adjustment. The remaining amount of such revenue, which will be recognized through 2008, is approximately $4 million.

The Company accounts for revenue arrangements with multiple elements in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Elements." EITF 00-21 provides guidance on (a) how arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 also requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and the description and nature of such arrangements. The guidance of EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. There has been no material impact to the Company from adoption of EITF 00-21.

In certain multiple element arrangements, including database management and IT outsourcing arrangements, the Company is unable to assign fair values to the multiple elements. Therefore, when third-party software, hardware and certain other equipment are sold along with services, the Company records such sales over the related service period. Included in the Company's consolidated balance sheets are deferred revenues resulting from billings and/or client payments in advance of revenue recognition. Deferred revenue at March 31, 2004 was $91.1 million as compared to $59.9 million at March 31, 2003 and $61.1 million at March 31, 2002.

In certain cases, such as hardware or software upgrades sold and/or licensed to existing clients where the Company has no further obligations with respect to such upgrades or project work, management has determined that revenue recognition upon delivery of the hardware or software to the client or upon completion of the project work is appropriate. The Company recognized revenue of $17.6 million in 2004, $7.4 million in fiscal 2003 and $9.5 million in fiscal 2002 for hardware and software (excluding licensing of AbiliTec software) where the Company has determined that up-front revenue recognition is appropriate. The Company evaluates revenue from the sale of software, hardware and equipment in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue 99-19, "Reporting Revenue Gross as a Principal versus net as an Agent," to determine whether such revenues should be recognized on a gross or a net basis over the term of the related service agreement. Each factor in EITF 99-19 is evaluated, with the primary factor being whether the Company is the primary obligor in the arrangement. In fiscal 2004, 2003 and 2002 sales agreements recorded on a net basis totaled $0.7 million, $0.8 million and $0.7 million respectively. In fiscal 2004, 2003 and 2002 sales agreements recorded on a gross basis totaled $16.9 million, $6.6 million and $8.8 million respectively.

Accounts receivable include amounts billed to clients as well as unbilled amounts recognized in accordance with the Company's revenue recognition policies. Unbilled amounts included in accounts receivable were $59.4 million and $56.9 million, respectively, at March 31, 2004 and 2003.

In general, the Company provides services rather than products and, therefore, does not provide end-users with price-protection or rights of return. The Company's contracts provide a warranty that the services will meet the agreed-upon criteria or any necessary modifications will be made. The Company ensures that services or products delivered meet the agreed-upon criteria prior to recognition of revenue.

Software, Purchased Software Licenses, and Research and Development Costs – The Company capitalizes software development costs under both the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86") and the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Although there are differences in the two accounting standards, depending on whether a product is intended for internal use or to be provided to customers, both standards generally require that research and development costs incurred prior to establishing technological feasibility or the beginning of the application development stage of software products are charged to operations as incurred. Costs of internally developed software, upon its general release, are amortized on a straight-line basis over the estimated economic life of the product, generally two to five years, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. The Company recorded amortization expense and impairment charges related to internally developed computer software of $26.9 million in fiscal 2004, $34.4 million in fiscal 2003 and $23.6 million in fiscal 2002. Additionally, research and development costs associated with internally developed software incurred prior to becoming eligible for capitalization of $20.1 million in fiscal 2004, $19.7 million in fiscal 2003 and $17.8 million in fiscal 2002 were charged to operations during those years.

Purchased software licenses include both capitalized future software obligations for which the liability is included in long-term obligations and prepaid software. Costs of purchased software licenses are amortized using a units-of-production basis over the estimated economic life of the license, generally not to exceed ten years. The Company recorded amortization of purchased software licenses of $27.1 million in fiscal 2004, $25.9 million in fiscal 2003 and $19.5 million in fiscal 2002. Purchased software licenses are, in effect, volume purchase agreements for software licenses needed for internal use and to provide services to customers over the terms of the agreements. Therefore, amortization lives are periodically reevaluated and, if justified, adjusted to reflect current and future expected usage based on units-of-production amortization. Factors considered in estimating remaining useful life include, but are not limited to, contract provisions of the underlying licenses, introduction of new mainframe hardware which is compatible with previous generation software, predictions of continuing viability of mainframe architecture, and customers' continuing commitments to utilize mainframe architecture and the software under contract. During fiscal year 2004, in conjunction with an amendment to one of its purchased operating system software license agreements, the Company evaluated the remaining useful lives of certain of its purchased operating system software licenses. As a result of this review, the estimated remaining useful life of one of these licenses was extended from eight years to ten years and the estimated remaining useful life of another license was extended from four years to eight years. At the same time, the Company adjusted its units-of production estimates for future years. As a result of these changes, amortization expense for these two licenses for fiscal year 2004 was reduced from what it would have been without these changes. The effect of the amendment, the changes in useful lives, and the changes in estimated units-of production for fiscal year 2004 was to increase earnings before income taxes by $7.1 million, increase net earnings by $4.5 million, increase basic earnings per share by $0.05 and increase diluted earnings per share by $0.05. While the Company believes current license lives are appropriate and material changes in amortization periods are not anticipated, changes in relevant factors cannot be predicted.

Capitalized software, including both purchased and internally developed, are reviewed each period and, if necessary, the Company reduces the carrying value of each product to its net realizable value. In performing the net realizable value evaluation of capitalized software, the Company's projection of potential future cash flows from future gross revenues by product, reduced by the costs of completing and disposing of that product are compared to the carrying value of each product. A write-down of the carrying amount of a product is made to the extent that the carrying value of a product exceeds its net realizable value. Due to changes in the marketplace and the Company's decision to de-emphasize certain software products, the Company carried out evaluations of these products. As a result of the Company's net realizable value calculation, the Company recorded charges of $2.8 million in fiscal 2004, $14.1 million in fiscal 2003 and $10.3 million in fiscal 2002 for the write-down of certain of its purchased and internally developed software to net realizable value. (See further discussion in note 2 to the consolidated financial statements.) At March 31, 2004, the Company's most recent impairment analysis of its purchased and internally developed software indicates that no further impairment exists. However, no assurance can be given that future analysis of the Company's capitalized software will not result in an impairment charge. Additionally, should future project revenues not materialize and/or the cost of completing and disposing of software products significantly exceed the Company's estimates, further write-downs of purchased or internally developed software might be required up to and including the total carrying value of such software ($221.8 million at March 31, 2004).

Valuation of Long-Lived Assets and Goodwill – Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In cases where cash flows cannot be associated with individual assets, assets are grouped together in order to associate cash flows with the asset group. If such assets or asset groups are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the year ended March 2003, as discussed in note 2 to the consolidated financial statements, the Company recorded an impairment charge to its long-lived assets (excluding purchased and internally-developed software) of $6.3 million. Also, during the year ended March 31, 2002, as discussed in note 2 to the consolidated financial statements, the Company recorded a charge to earnings of $33.6 million for the loss associated with the sale and leaseback of certain computer equipment and the impairment of certain other equipment. At March 31, 2004, the Company believes that no further impairment exists with respect to its long-lived assets. However, no assurance can be given by management of the Company that future impairment charges to its long-lived assets will not be required as a result of changes in events and/or circumstances.

Goodwill represents the excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions (see notes 3 and 5 to the consolidated financial statements). Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is reviewed annually for impairment under a two-part test. In the event that part one of the impairment test indicates potential impairment of goodwill, performance of part two of the impairment test is required. Any impairment that results from the completion of the two-part test is recorded as a charge to operations during the period in which the impairment test is completed. The Company performs its annual goodwill impairment evaluation as of the beginning of its fiscal year. The Company has completed part one of an annual, two-part impairment analysis of its goodwill and has determined that no impairment of its goodwill existed as of April 1, 2003. Accordingly, step two of the goodwill impairment test was not required for fiscal 2004. Changes in circumstances may require the Company to perform impairment testing on a more frequent basis. No assurance can be given by the Company that additional impairment tests will not require an impairment charge during future periods should circumstances indicate that the Company's goodwill balances are impaired.

In completing step one of the test and making the assessment that no potential impairment of the Company's goodwill existed, management has made a number of estimates and assumptions. In particular, the growth and discount rates used by management in determining the fair value of each of the Company's reporting units through a discounted cash flow analysis significantly affect the outcome of the impairment test, as well as numerous other factors. In performing step one of the impairment analysis, management has used growth rates ranging from 5 percent up to 15 percent and used a discount rate of 12 percent, representing an approximation of the Company's weighted-average cost of capital, which resulted in a sizable excess of fair value over the net assets of each of the Company's reporting units. Assuming the same growth rates, a discount rate of greater than 17 percent would be necessary to indicate potential impairment of at least a portion of the Company's goodwill balances, resulting in the need to proceed to step two of the impairment test. Assuming the 12 percent discount rate but assuming no growth would also not indicate impairment. Additionally, the Company has determined that its reporting units should be aggregated up to reportable segments for use in analyzing its goodwill and assessing any potential impairment thereof, on the basis of similar economic characteristics in accordance with the guidance in SFAS No. 131 and SFAS No. 142. However, should a determination be made that such aggregation of some or all of the Company's reporting units is not appropriate, the results of step one of the goodwill impairment test might indicate that potential impairment does exist, requiring the Company to proceed to step two of the test and possibly recording an impairment of its goodwill.

Stock-Based Compensation Accounting – The Company has elected to continue using the intrinsic-value method of accounting for stock-based compensation to associates. Accordingly, the Company has not recognized compensation expense for the fair value of its stock-based awards to associates in its consolidated financial statements. The Company has included the pro forma disclosures in note 1 to its consolidated financial statements as if the fair-value based method of accounting had been applied.

Fully diluted shares outstanding and diluted earnings per share ("EPS") include the effect of "in-the-money" stock options (calculated based on the average share price for the period) and the convertible debt. The convertible debt, as computed under the if-converted method, is dilutive to the extent that EPS for the fiscal year exceeds approximately $0.43 per share.

The dilution from employee options, as computed under the treasury stock method, fluctuates based on changes in the price of the Company's common stock. If the price of the Company's stock decreases, fewer options are "in the money" and the impact on diluted earnings per share is smaller. If the price of the Company's stock increases, more options are "in the money" and the impact on diluted earnings per share is greater. As shown in note 1 to the consolidated financial statements, the impact on diluted earnings per share from stock options during the current year was less than 3%.

The Company continues to monitor the authoritative literature regarding the accounting for stock-based compensation, including SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123," which specifies the appropriate methods of implementing a voluntary adoption of fair value accounting. Management of the Company expects to continue to use the intrinsic method of accounting for its stock-based compensation awarded to associates until such time as the Financial Accounting Standards Board ("FASB") mandates the use of fair value accounting.

Deferred Costs – The Company defers certain costs, primarily salaries and benefits and other direct and incremental third party costs, in connection with client contracts and various other contracts and arrangements. Direct and incremental costs incurred during the setup phase under client contracts for database management or for IT outsourcing arrangements are deferred until such time as the database or the outsourcing services are operational and revenue recognition begins. These costs are directly related to the individual client, are to be used specifically for the individual client and have no other use or future benefit. In addition, revenue recognition of billings, if any, related to these setup activities are deferred during the setup phase under client contracts. All costs and billings deferred are then amortized as contract revenue recognition occurs, generally ratably over the remaining term of the arrangement. During the period when costs are being deferred, the Company performs a net realizable value review on a quarterly basis to ensure that the deferred costs are recoverable either through recognition of previously deferred revenue or future minimum contractual billings. Once revenue recognition begins, these deferred costs are assessed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

In addition to client contract costs, the Company defers direct and incremental costs incurred in connection with obtaining other contracts, including debt facilities, lease facilities, and various other arrangements. Costs deferred in connection with obtaining these facilities are amortized over the term of the arrangement using the interest method or on a straight-line basis where the result is not materially different from the interest method.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These deferred costs are amortized over the useful life of the data, which is from two to seven years. In order to estimate the useful life of any acquired data, the Company considers several factors including 1) the kind of data acquired, 2) whether the data becomes stale over time, 3) to what extent the data will be replaced by updated data over time, 4) whether the "stale" data continues to have value as historical data, 5) whether the license places restrictions on the use of the data, and 6) the term of the license.

Total cost deferrals were $24.9 million in fiscal 2004, $15.0 million in fiscal 2003 and $48.1 million in 2002. At March 31, 2004, the Company had deferred costs, net of accumulated amortization, of $124.7 million recorded on its consolidated balance sheet. These deferred costs consisted of $82.1 million associated with client contract cost deferrals, $6.0 million associated with debt and lease facility cost deferrals and $36.6 million for cost deferrals related to the cost of acquiring data.

Investment Valuations – The Company accounts for its investments in marketable and nonmarketable securities as available for sale. Unrealized holding gains and losses, net of the related income tax effect, are excluded from earnings and are reported as a separate component of other comprehensive income (loss). In the event that unrealized declines in the value of its investments are deemed to be "other than temporary", the Company records the unrealized losses as a charge to earnings. In making the assessment as to whether a decline in value of an investment is "other than temporary", the Company looks for a decline in value below its cost basis for a sustained period of time, generally six to nine months. In addition, management looks at all other available information, including the business plan and current financial condition of each investee. During each of the years reported in the Company's consolidated financial statements, management has determined declines in the value of certain of its investments to be "other than temporary." Accordingly, the Company recorded charges to earnings of $7.2 million in fiscal 2004, $8.8 million in fiscal 2003 and $1.1 million in fiscal 2002 to write down investments to their approximate fair values.

In determining the fair value of its investments, the Company attempts to obtain quoted market prices. In situations where quoted market prices are not available, management considers the available facts and circumstances regarding each investment in estimating its fair value. In some cases where quoted market prices are not available, management estimates the value of the investment using a discounted cash flow ("DCF") analysis. This DCF analysis is based on information received regarding each of the Company's investments, as well as a variety of inputs determined by management including discount rates, liquidity discounts, earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples, and various other factors. In the event that the underlying projections of an investment obtained by the Company for use in its DCF analysis do not materialize; future events indicate that revisions to discount rates, EBITDA multiples, liquidity factors or other variables are necessary; or quoted market prices of investments, where available, continue to decline, the Company may be required to make further write-downs up to and including the total carrying amount of its investments ($8.2 million at March 31, 2004).

New Accounting Pronouncements

FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", or FIN 46R replaces FIN 46, which was issued July 1, 2003. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. There was no material impact on the Company as a result of the adoption of these rules.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statement about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and had no material impact on the Company.

On November 21, 2002, the EITF reached a final consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Elements." EITF 00-21 provides guidance on (a) how arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 also requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and the description and nature of such arrangements. The guidance of EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. There was no material impact on the Company as a result of the adoption of these rules.

In May 2003, the EITF reached a consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease". EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases", with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under the model of EITF 01-8 should be accounted for under current lease accounting literature. EITF 01-8 should be applied prospectively for lessees and lessors to arrangements newly agreed to, modified, or acquired in a business combination beginning with the first reporting period after May 28, 2003. There was no material impact on the Company as a result of the adoption of these rules.

In July 2003, the Emerging Issues Task Force reached a consensus opinion of EITF 03-5, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software". The consensus clarifies the types of non-software deliverables included in arrangements that contain more-than-incidental software are included within the scope of SOP 97-2. The Company believes the application of EITF 03-5 does not have a material effect on its financial statements.

Forward-looking Statements

This document and other written reports and oral statements made from time to time by the Company and its representatives contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, growth opportunities, economic conditions, and other similar forecasts and statements of expectation. The Company generally indicates these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," and similar words or phrases. These forward-looking statements are not guarantees of future performance and are subject to a number of factors and uncertainties that could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements.

The factors and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements include but are not limited to the following:

- the possibility that certain contracts may not be closed or close within the anticipated time frames;
- the possibility that certain contracts may not generate the anticipated revenue or profitability;
- the possibility that negative changes in economic or other conditions might lead to a reduction in demand for the Company's products and services;
- the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected;

- the possibility that significant clients may experience extreme, severe economic difficulty;
- the possibility that the fair value of certain assets may not be equal to the carrying value of those assets now or in future time periods;
- the possibility that sales cycles may lengthen;
- the possibility that the Company may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations;
- the possibility that the Company won't be able to properly motivate the sales force or other associates;
- the possibility that the Company won't be able to achieve cost reductions and avoid unanticipated costs;
- the possibility that the Company won't be able to continue to receive credit upon satisfactory terms and conditions;
- the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies;
- the possibility that the Company may be subjected to pricing pressure due to market conditions and/or competitive products and services;
- the possibility that there will be changes in consumer or business information industries and markets;
- the possibility that the Company won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;
- the possibility that the Company may encounter difficulties when entering new markets or industries;
- the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting the business, including but not limited to litigation, legislation, regulations and customs relating to the Company's ability to collect, manage, aggregate and use data;
- the possibility that data suppliers might withdraw data from the Company, leading to an inability to provide certain products and services;
- the possibility that the Company may enter into short-term contracts which would affect the predictability of revenues;
- the possibility that the amount of ad hoc, volume-based and project work will not be as expected;
- the possibility that the Company may experience a loss of data center capacity or interruption of telecommunication links or power sources;
- the possibility that postal rates may increase, thereby leading to reduced volumes of business;
- the possibility that clients may cancel or modify or not renew their agreements with the Company;
- the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted;
- the possibility that the integration of any recently acquired businesses may not be successful;
- with respect to the provision of products or services outside the Company's primary base of operations in the
  U. S., all of the above factors apply, along with fluctuations in currency exchange rates and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations;
- the other risks described under the caption "Risk Factors" in the "Business" section of the Company's Annual Report on Form 10-K; and
- the possibility that the Company may be affected by other competitive factors.

In light of these risks, uncertainties and assumptions, the Company cautions readers not to place undue reliance on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Acxiom Corporation:

We have audited the accompanying consolidated balance sheets of Acxiom Corporation and subsidiaries (the Company) as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The 2002 consolidated financial statements of Acxiom Corporation and subsidiaries were audited by other auditors who have ceased operations. Those auditors' expressed an unqualified opinion on the 2002 consolidated financial statements and included explanatory paragraphs that described the change in goodwill amortization resulting from the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2001 and the change in certain of the Company's accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective April 1, 2000, before the revisions described on Notes 1 and 20 to the consolidated financial statements, in their report dated May 6, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Acxiom Corporation for the year ended March 31, 2002 were audited by other auditors who have ceased operations. As described in Note 1, certain reclassifications have been made to the 2002 consolidated statement of operations to conform to the current year presentation and to reclassify debt extinguishment costs as a result of the adoption of Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In addition, as described in Note 20, the Company changed the composition of its reportable segments in 2003, and the amounts in the 2002 consolidated financial statements relating to reportable segments have been restated to conform to the current composition of reportable segments. We audited the adjustments that were applied to reclassify the 2002 consolidated statement of operations and to restate the disclosures for reportable segments reflected in the 2002 consolidated financial statements. In our opinion, such adjustments applied to reclassify the 2002 statement of operations and to restate the 2002 reportable segments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements of Acxiom Corporation other than with respect to such adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the 2002 consolidated financial statements taken as a whole.

/s/KPMG LLP

Dallas, Texas
May 6, 2004

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Acxiom Corporation:

We have audited the accompanying consolidated balance sheet of Acxiom Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As stated in note 1 to the consolidated financial statements, effective April 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" and ceased amortization of its goodwill.

As stated in note 1 to the consolidated financial statements, effective April 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

/s/ARTHUR ANDERSEN LLP

Little Rock, Arkansas,
May 6, 2002

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 AND 2003
(Dollars in thousands)

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 14,355	$ 5,491
Trade accounts receivable, net, including receivable from related parties of $(33) in 2004 and $33 in 2003 (note 10)	212,387	189,704
Deferred income taxes (note 13)	14,032	46,056
Refundable income taxes	2,280	2,576
Other current assets (note 16)	43,272	45,288
Total current assets	286,326	289,115
Property and equipment, net of accumulated depreciation and amortization (notes 8 and 11)	267,088	208,306
Software, net of accumulated amortization of $74,816 in 2004 and $59,957 in 2003 (note 7)	64,553	63,095
Goodwill (notes 3 and 6)	282,971	221,184
Purchased software licenses, net of accumulated amortization of $146,573 in 2004 and $120,313 in 2003 (note 7)	157,217	161,432
Unbilled and notes receivable, excluding current portions (notes 4 and 5)	13,030	20,249
Deferred costs, net	124,653	108,444
Other assets, net	19,946	21,421
	$ 1,215,784	$ 1,093,246
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term obligations (note 9)	$ 73,245	$ 29,491
Trade accounts payable	41,527	28,760
Accrued expenses:		
Restructuring (note 2)	2,881	584
Payroll	23,979	14,234
Other (notes 11 and 16)	63,411	38,689
Deferred revenue	91,060	59,907
Total current liabilities	296,103	171,665
Long-term obligations:		
Long-term debt and capital leases, net of current installments	239,327	233,843
Software and data licenses, net of current installments	54,130	55,834
Total long-term obligations (note 9)	293,457	289,677
Deferred income taxes (note 13)	39,008	69,348
Commitments and contingencies (notes 2, 3, and 11)		
Stockholders' equity (notes 3 and 12):		
Common stock	9,226	9,015
Additional paid-in capital	361,256	333,715
Retained earnings	308,487	253,558
Accumulated other comprehensive income (loss) (note 19)	2,940	(2,911)
Treasury stock, at cost	(94,693)	(30,821)
Total stockholders' equity	587,216	562,556
	$ 1,215,784	$ 1,093,246

See accompanying notes to consolidated financial statements.

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2004, 2003 AND 2002
(Dollars in thousands, except per share amounts)

	2004	2003	2002
Revenue:			
Services, including revenue from related parties of $74.8 million in 2004, $71.9 million in 2003 and $51.3 million in 2002 (notes 14, 15 and 17)	$ 778,154	$ 758,936	$ 665,009
Data	232,668	199,286	201,101
Total revenue	1,010,822	958,222	866,110
Operating costs and expenses (notes 2, 4, 7, 11, 14 and 16):			
Cost of revenue			
Services	635,436	672,341	592,135
Data	162,671	132,062	137,553
Total cost of revenue	798,107	804,403	729,688
Selling, general and administrative	118,576	103,762	109,607
Gains, losses and nonrecurring items, net	855	(5,018)	45,534
Total operating costs and expenses	917,538	903,147	884,829
Income (loss) from operations	93,284	55,075	(18,719)
Other income (expense):			
Interest expense	(19,267)	(21,763)	(28,532)
Other, net (note 4)	(6,724)	(5,224)	(5,367)
Total other income (expense)	(25,991)	(26,987)	(33,899)
Earnings (loss) before income taxes	67,293	28,088	(52,618)
Income taxes (note 13)	8,949	6,321	(20,654)
Net earnings (loss)	$ 58,344	$ 21,767	$ (31,964)
Earnings (loss) per share:			
Basic	$ 0.68	$ 0.25	$ (0.36)
Diluted	$ 0.64	$ 0.24	$ (0.36)

See accompanying notes to consolidated financial statements.

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2004, 2003 AND 2002
(Dollars in thousands)

	Common Stock		Additional paid-in capital	Comprehensive income (loss) (note 19)	Retained earnings	Accumulated other comprehensive income (loss) (note 19)	Treasury stock (note 12)		Total stockholders' equity (note 12)
	Number of shares	Amount					Number of shares	Amount	
Balances at March 31, 2001	90,545,576	$ 9,055	$ 351,921	$	$ 263,755	$ (5,996)	(168,498)	$ (2,287)	$ 616,448
Tax benefit of stock options and warrants exercised and equity forward transactions (note 13)	-	-	4,516	-	-	-	-	-	4,516
Issuance of warrants	-	-	817	-	-	-	-	-	817
Employee stock awards and shares issued to employee benefit plans	531,846	53	11,441	-	-	-	50,243	(53)	11,441
Payments on equity forward contracts	-	-	(23,547)	-	-	-	-	-	(23,547)
Settlement of equity forward contracts	(3,739,900)	(374)	(63,795)	-	-	-	-	-	(64,169)
Conversion of debt to stock	100	-	2	-	-	-	-	-	2
Comprehensive loss:									
Foreign currency translation	-	-	-	(1,478)	-	(1,478)	-	-	(1,478)
Unrealized loss on marketable securities, net of tax	-	-	-	(1,135)	-	(1,135)	-	-	(1,135)
Net loss	-	-	-	(31,964)	(31,964)	-	-	-	(31,964)
Total comprehensive loss				$ (34,577)					
Balances at March 31, 2002	87,337,622	$ 8,734	$ 281,355		$ 231,791	$ (8,609)	(118,255)	$ (2,340)	$ 510,931
Tax benefit of stock options and warrants exercised (note 13)	-	-	6,894	-	-	-	-	-	6,894
Issuance of warrants	-	-	1,317	-	-	-	-	-	1,317
Employee stock awards and shares issued to employee benefit plans	2,146,924	215	19,593	-	-	-	(80,623)	(1,747)	18,061
Acquisition of treasury stock	-	-	-	-	-	-	(1,786,500)	(26,734)	(26,734)
Purchase of subsidiaries for stock and warrants (note 3)	664,562	66	24,556	-	-	-	-	-	24,622
Comprehensive income:									
Foreign currency translation	-	-	-	4,563	-	4,563	-	-	4,563
Unrealized gain on marketable securities, net of reclassification adjustment and tax	-	-	-	1,135	-	1,135	-	-	1,135
Net earnings	-	-	-	21,767	21,767	-	-	-	21,767
Total comprehensive income				$ 27,465					
Balances at March 31, 2003	90,149,108	$ 9,015	$ 333,715		$ 253,558	$ (2,911)	(1,985,378)	$ (30,821)	$ 562,556
Tax benefit of stock options and warrants exercised (note 13)	-	-	4,313	-	-	-	-	-	4,313
Issuance of warrants	-	-	2,000	-	-	-	-	-	2,000
Shares issued for employee stock awards, employee benefit plans and other purposes	2,108,935	211	21,228	-	-	-	15,991	598	22,037
Acquisition of treasury stock	-	-	-	-	-	-	(4,351,773)	(64,470)	(64,470)
Comprehensive income:									
Dividends	-	-	-	-	(3,415)	-	-	-	(3,415)
Foreign currency translation	-	-	-	5,533	-	5,533	-	-	5,533
Unrealized gain on marketable securities, net of tax	-	-	-	318	-	318	-	-	318
Net earnings	-	-	-	58,344	58,344	-	-	-	58,344
Total comprehensive income				$ 64,195					
Balances at March 31, 2004	92,258,043	$ 9,226	$ 361,256		$ 308,487	$ 2,940	(6,321,160)	$ (94,693)	$ 587,216

See accompanying notes to consolidated financial statements

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2004, 2003 AND 2002
(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net earnings (loss)	$ 58,344	$ 21,767	$ (31,964)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation, amortization and impairment of long-lived assets (notes 2 and 7)	150,241	154,902	123,394
Loss (gain) on disposal or impairment of assets, net	9,940	8,799	46,934
Deferred income taxes	6,895	7,020	26,832
Income tax benefit of stock options and warrants exercised and equity forward transactions	4,313	6,894	4,516
Changes in operating assets and liabilities:			
Accounts receivable	25,594	3,999	9,120
Other assets	7,434	63,271	(62)
Accounts payable and other liabilities	(5,175)	(10,422)	(15,836)
Restructuring and impairment costs	2,297	(2,437)	(12,329)
Net cash provided by operating activities	259,883	253,793	150,605
Cash flows from investing activities:			
Proceeds received from the disposition of operations	7,684	1,089	9,211
Proceeds received from the disposition of assets	2,783	293	173
Payments received from investments	1,678	-	-
Capitalized software development costs	(27,844)	(34,573)	(24,121)
Capital expenditures	(22,178)	(13,212)	(14,875)
Deferral of costs	(24,881)	(15,027)	(48,131)
Proceeds from sale and leaseback transaction (note 2)	-	7,729	5,999
Investments in joint ventures and other investments	(5,000)	(1,177)	(7,912)
Net cash paid in acquisitions, including cash paid to related parties of $7.7 million in 2003 and $5.3 million in 2002 (note 3)	(55,591)	(14,105)	(5,331)
Net cash used by investing activities	(123,349)	(68,983)	(84,987)
Cash flows from financing activities:			
Proceeds from debt	149,687	161,005	319,931
Payments of debt	(231,763)	(337,399)	(381,876)
Dividends paid	(3,415)	-	-
Payments on equity forward contracts	-	-	(23,547)
Sale of common stock	22,037	18,061	11,441
Acquisition of treasury stock	(64,470)	(26,734)	-
Net cash used by financing activities	(127,924)	(185,067)	(74,051)
Effect of exchange rate changes on cash	254	72	(67)
Net increase (decrease) in cash and cash equivalents	8,864	(185)	(8,500)
Cash and cash equivalents at beginning of period	5,491	5,676	14,176
Cash and cash equivalents at end of period	$ 14,355	$ 5,491	$ 5,676

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED MARCH 31, 2004, 2003 AND 2002
(Dollars in thousands)

	2004	2003	2002
Supplemental cash flow information:			
Cash paid (received) during the period for:			
Interest	$ 20,189	$ 26,347	$ 25,746
Income taxes	1,758	(40,045)	9,364
Noncash investing and financing activities:			
Equity forward contracts settled through term note (note 12)	-	-	64,169
Notes payable, common stock and warrants issued for acquisitions, including $27.1 million to related party in 2003 (note 3)	2,000	28,486	-
Acquisition of land in exchange for debt	2,698	-	-
Acquisition of data under long-term obligation with related party (note 14)	18,340	-	-
Notes received in exchange for sale of assets and operations (note 4)	-	1,326	8,151
Issuance of warrants	-	1,317	817
Enterprise software licenses acquired under software obligation	16,635	2,828	3,491
Acquisition of property and equipment under capital leases	80,518	14,139	-
Construction of asset under construction loan	11,045	-	-

See accompanying notes to consolidated financial statements.

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business -

Acxiom Corporation ("Acxiom" or "the Company") integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are customer data integration technology ("CDI"), data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States ("U.S.") and Europe, and in Australia and Japan.

Basis of Presentation and Principles of Consolidation -

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method with equity in earnings recorded in "other, net" in the accompanying consolidated statements of operations. Investments in less than 20% owned entities are accounted for at cost. Investment income and charges related to investments accounted for at cost are recorded in "other, net."

Use of Estimates -

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Cash and Cash Equivalents -

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable -

Accounts receivable include amounts billed to customers as well as unbilled amounts recognized in accordance with the Company's revenue recognition policies, as stated below. Unbilled amounts included in accounts receivable, which generally arise from the delivery of data to customers in advance of billings, were $59.4 million and $56.9 million, respectively, at March 31, 2004 and 2003.

Other Current Assets -

Other current assets include the current portion of unbilled and notes receivable of $15.5 million and $21.9 million as of March 31, 2004 and 2003, respectively (see note 5 to the consolidated financial statements). The remainder of other current assets consists of prepaid expenses, non-trade receivables and other miscellaneous assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Property and Equipment -

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 2 - 30 years; data processing equipment, 2 - 5 years, and office furniture and other equipment, 3 - 7 years.

Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included in long-term obligations. Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

Software and Research and Development Costs -

Costs of internally developed software are amortized on a straight-line basis over the remaining estimated economic life of the software product, generally two to five years, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. The Company capitalizes software development costs under both the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86") and the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Although there are differences in the two accounting standards, depending on whether a product is intended for internal use or to be provided to customers, both standards generally require that research and development costs incurred prior to establishing technological feasibility or the beginning of the application development stage of software products are charged to operations as such costs are incurred. Once technological feasibility is established or the application development stage has begun, costs are capitalized until the software is available for general release. Amortization expense related to both internally developed and purchased software is included in cost of revenue in the accompanying consolidated statements of operations.

Purchased Software Licenses -

Purchased software licenses include both prepaid software and capitalized future software obligations for which the liability is included in long-term obligations (see note 9 to the consolidated financial statements). Costs of purchased software licenses are amortized using a units-of-production basis over the estimated economic life of the license, generally not to exceed ten years. Amortization of software is included in cost of revenue in the accompanying consolidated statements of operations.

These licenses are, in effect, volume purchase agreements for software licenses needed for internal use and to provide services to customers over the terms of the agreements. Therefore, amortization lives are periodically reevaluated and, if justified, adjusted to reflect current and future expected usage based on units-of-production amortization. Factors considered in estimating remaining useful life include, but are not limited to, contract provisions of the underlying licenses, introduction of new mainframe hardware which is compatible with previous generation software, predictions of continuing viability of mainframe architecture, and customers' continuing commitments to utilize mainframe architecture and the software under contract. During fiscal year 2004, in conjunction with an amendment to one of its purchased operating system software license agreements, the Company evaluated the remaining useful lives of certain of its purchased operating system software licenses. As a result of this review, the estimated remaining useful life of one of these licenses was extended from eight years to ten years and the estimated useful life of another license was extended from four years to eight years. At the same time, the Company adjusted its units-of production estimates for future years. As a result of these changes, amortization expense for these two licenses for fiscal year 2004 was reduced from what it would have been without these changes. The effect of the amendment, the changes in useful lives, and the changes in estimated units-of production for fiscal year 2004 was to increase earnings before income taxes by $7.1 million, increase net earnings by $4.5 million, increase basic earnings per share by $0.05 and increase diluted earnings per share by $0.05.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Goodwill -

Goodwill represents the excess of acquisition costs over the fair values of net assets acquired in business combinations (see notes 3 and 6). Goodwill is reviewed at least annually for impairment under a two-part test. Part one of the goodwill impairment test involves a determination of whether the total book value of each reporting unit of the Company (generally defined as the carrying value of assets minus the carrying value of liabilities) exceeds the reporting unit's estimated fair value. In the event that part one of the impairment test indicates an excess of book value over the estimated fair value of net assets, performance of part two of the impairment test is required, whereby estimated fair values are assigned to identifiable assets with any residual fair value assigned to goodwill. Impairment exists to the extent that the reporting unit's recorded goodwill exceeds the residual fair value assigned to such goodwill. Any impairment that results from the completion of the two-part test is recorded as a charge to operations during the period in which the impairment test is completed. Completion of the Company's most recent annual impairment test during the quarter ended June 30, 2003 indicated that no potential impairment of its goodwill balances exists. The Company expects to complete its next annual impairment test during the quarter ending June 30, 2004.

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of -

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (see note 2 to the consolidated financial statements). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of shall be classified as held for sale and are reported at the lower of the carrying amount or fair value less costs to sell.

Unbilled and Notes Receivable -

Unbilled and notes receivable are from the sales of software, data licenses, equipment sales and from the sale of divested operations (see notes 4 and 5), net of the current portions of such receivables. Certain of the unbilled and notes receivable from software and data licenses and equipment sales have no stated interest rate and have been discounted using an imputed interest rate, generally 8%, based on the customer, type of agreement, collateral and payment terms. The term of these notes is generally three years or less. This discount is being recognized into income using the interest method and the interest income is included as a component of "other, net" in the accompanying consolidated statements of operations.

Deferred Costs -

The Company defers certain costs, primarily salaries and benefits and other direct and incremental third party costs, in connection with client contracts and various other contracts and arrangements. Direct and incremental costs incurred during the setup phase under client contracts for database management or for IT outsourcing arrangements are deferred until such time as the database or the outsourcing services are operational and revenue recognition begins. These costs are directly related to the individual client, are to be used specifically for the individual client and have no other use or future benefit. In addition, revenue recognition of billings, if any, related to these setup activities are deferred during the setup phase under client contracts. All costs and billings deferred are then amortized as contract revenue recognition occurs, generally ratably over the remaining term of the arrangement. During the period when costs are being deferred, the Company performs a net realizable value review on a quarterly basis to ensure that the deferred costs are recoverable either through recognition of previously deferred revenue or future minimum contractual billings. Once revenue recognition begins, these deferred costs are assessed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

In addition to client contract costs, the Company defers direct and incremental costs incurred in connection with obtaining other contracts, including debt facilities, lease facilities, and various other arrangements. Costs deferred in connection with obtaining these facilities are amortized over the term of the arrangement using the interest method or on a straight-line basis where the result is not materially different from the interest method.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These deferred costs are amortized over the useful life of the data, which is from two to seven years. In order to estimate the useful life of any acquired data, the Company considers several factors including 1) the kind of data acquired, 2) whether the data becomes stale over time, 3) to what extent the data will be replaced by updated data over time, 4) whether the "stale" data continues to have value as historical data, 5) whether the license places restrictions on the use of the data, and 6) the term of the license.

Total cost deferrals were $24.9 million in fiscal 2004, $15.0 million in fiscal 2003, and $48.1 million in fiscal 2002. At March 31, 2004, the Company had deferred costs, net of accumulated amortization, of $124.7 million recorded on its consolidated balance sheet. These deferred costs consisted of $82.1 million associated with client contract cost deferrals, $6.0 million associated with debt and lease facility cost deferrals, and $36.6 million for cost deferrals related to the cost of acquiring data.

Other Assets -

Other assets include the Company's investment in marketable and nonmarketable securities of $8.2 million and $13.5 million as of March 31, 2004 and 2003, respectively. The Company has classified its marketable securities as available for sale. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized (see note 19). Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

During the quarter ended June 30, 2003, the Company made an investment of $5.0 million in Battleaxe, LLC, a limited liability company formed for the purpose of owning and managing real property in Illinois. Under the terms of the operating agreement, the Company's ownership investment in this entity will be returned through monthly payments over the next four years, including interest at 5%, with a final payment of $2.4 million due May 2007. The balance of the ownership investment of $4.5 million is included in other assets, net in the accompanying consolidated balance sheet as of March 31, 2004. As an inducement for the Company to enter into this investment, the other investors released the Company from a contingent liability under which the Company was potentially liable under certain leases that had been assumed by other parties. The total amount of the future lease payments for which the Company was previously contingently liable was $6.8 million as of March 31, 2003.

During the years ended March 31, 2004, 2003 and 2002, the Company determined that certain of its investments in marketable securities and certain other nonmarketable securities were other than temporarily impaired. In making the assessment as to whether a decline in value of an investment is "other than temporary", the Company looks for a decline in value below its cost basis for a sustained period of time, generally six to nine months. As a result, the Company recorded charges to earnings of $7.2 million, $8.8 million and $1.1 million during the years ended March 31, 2004, 2003 and 2002, respectively, to write down impaired investments to their approximate fair market values, resulting in a new carrying value for these investments. In evaluating the fair value of investments, the Company considers the financial performance of the investee, third party equity transactions the investee has completed and quoted market prices, if available. These revised carrying values will be used as the basis for recognizing realized and unrealized gains and losses during future reporting periods.

The remainder of other assets consists of noncurrent prepaid expenses, deposits and other miscellaneous noncurrent assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Deferred Revenue -

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of software, data licenses, services and equipment. Deferred revenues are subsequently recorded as revenue in accordance with the Company's revenue recognition policies.

Revenue Recognition-

The Company provides database management and IT outsourcing services under long-term arrangements. These arrangements may require the Company to perform setup activities such as the design and build of a database for the customer under the database management contracts and migration of the customer's IT environment under IT outsourcing contracts. In the case of database management contracts, the customer does not acquire any ownership rights to the Company's intellectual property used in the database and the database itself provides no benefit to the customer outside of the utilization of the system during the term of the database management arrangement. In some cases, the arrangements also contain provisions requiring customer acceptance of the setup activities prior to commencement of the ongoing services arrangement. Up-front fees billed during the setup phase are deferred and setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the service term of the contract. Revenue recognition does not begin until after customer acceptance in cases where contracts contain acceptance provisions. Once the setup phase is complete and customer acceptance occurs, the Company recognizes revenue over the remaining service term of the contract. In situations where the arrangement does not require setup activities or customer acceptance before the Company begins providing services, revenue is recognized over the contract period and no costs are deferred.

The Company accounts for all elements under its database management and IT outsourcing arrangements as a single unit, since the initial setup activities performed under the arrangements do not have stand-alone value to the client and the Company is unable to determine the relative fair values of the delivered elements and the undelivered elements. Therefore, when third party software, hardware and certain other equipment are sold along with services, the Company records such sales over the related service period. Additionally, the Company evaluates revenue from the sale of software, hardware and equipment in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," to determine whether such revenue should be recognized on a gross or a net basis over the term of the related service agreement. All of the factors in EITF 99-19 are considered with the primary factor being whether the Company is the primary obligor in the arrangement. "Out-of-pocket" expenses incurred by, and reimbursed to, the Company in connection with customer contracts are recorded as gross revenue in accordance with EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."

The Company evaluates its database management and IT outsourcing arrangements using the criteria in EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 became effective for new arrangements or modifications to existing arrangements occurring on or after July 1, 2003. EITF 01-8 requires the Company to determine whether an arrangement contains a lease within a services arrangement and, if so, requires the lease component to be accounted for separately from the remaining components of the arrangement. In general, the Company's database management and IT outsourcing arrangements which have been entered into or modified since the effective data of EITF 01-8 have not been determined to include a lease.

The Company also performs services on a project basis outside of, or in addition to, the scope of long-term arrangements. The Company recognizes revenue from these services as the services are performed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates on a monthly, quarterly or annual basis is recognized on a straight-line basis over the license term. Revenue from the licensing of data to the customer in circumstances where the license agreement contains a "volume cap" is recognized in proportion to the total records to be delivered under the arrangement.

The Company does not provide end-users with price-protection or rights of return. The Company's contracts provide a warranty that the services or products will meet the agreed-upon criteria or any necessary modifications will be made. The Company ensures that services or products delivered meet the agreed-upon criteria prior to recognition of revenue.

Effective January 1, 2001 the Company changed its method of accounting for certain transactions in accordance with SAB 101, retroactive to April 1, 2000. The cumulative effect of the change on prior years resulted in a charge to earnings of $37.5 million, net of income tax benefit, which was included in the Company's consolidated earnings for the year ended March 31, 2001. For the years ended March 31, 2004, 2003 and 2002, the Company recognized approximately $5 million, $13 million and $19 million, respectively, in revenue that was included in the cumulative effect adjustment. The remaining amount of such revenue, which will be recognized through 2008, is approximately $4 million.

The Company accounts for revenue arrangements with multiple elements in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Elements." EITF 00-21 provides guidance on (a) how arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 also requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and the description and nature of such arrangements. The guidance of EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. There has been no material impact to the Company from adoption of EITF 00-21.

Concentration of Credit Risk -

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts, unbilled and notes receivable. The Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions.

Income Taxes -

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation -

The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted-average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income (loss) in the consolidated statements of stockholders' equity and comprehensive income (note 19).

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Earnings Per Share -

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share is shown below (in thousands, except per share amounts):

	2004	2003	2002
Basic earnings per share:			
Numerator – net earnings (loss)	$ 58,344	$ 21,767	$ (31,964)
Denominator – weighted-average shares outstanding	85,487	88,429	88,478
Earnings (loss) per share	$ 0.68	$ 0.25	$ (0.36)
Diluted earnings per share:			
Numerator – net earnings (loss)	$ 58,344	$ 21,767	$ (31,964)
Interest expense on convertible bonds (net of tax benefit)	4,102	-	-
	62,446	21,767	(31,964)
Denominator:			
Weighted-average shares outstanding	85,487	88,429	88,478
Dilutive effect of common stock options and warrants, as computed under the treasury stock method	2,161	2,113	-
Dilutive effect of convertible debt	9,589	-	-
	97,237	90,542	88,478
Earnings (loss) per share	$ 0.64	$ 0.24	$ (0.36)

The Company's convertible debt (see note 9 to the consolidated financial statements) was excluded from the above calculations for 2003 and 2002, and all stock options, stock warrants, and equity forward contracts were excluded from the above calculations for the year ended March 31, 2002, because such items were antidilutive. The equivalent share effects of convertible debt excluded for the years
ended March 31, 2003 and 2002 were 9.6 million and 7.0 million shares, respectively. The equivalent share effect of the common stock options, warrants and equity forward contracts excluded for the year ended March 31, 2002 was 1.9 million shares. Interest expense on the convertible debt (net of income tax effect) excluded in computing diluted earnings (loss) per share for the years ended March 31, 2003 and 2002, was $4.2 million for both years.

Options and warrants to purchase shares of common stock that were outstanding during 2004, 2003 and 2002, but were not included in the computation of diluted earnings (loss) per share because the exercise price was greater than the average market price of the common shares are shown below (in thousands, except per share amounts):

	2004	2003	2002
Number of shares outstanding under options and warrants	10,709	12,786	11,248
Range of exercise prices	$14.82 - $62.06	$15.63 - $62.06	$11.50 - $62.06

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Stock-Based Compensation -

The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of operations for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, as amended, the Company's net earnings (loss) would have been reduced to the following unaudited pro forma amounts for the years ended March 31 (in thousands, except per share amounts):

	2004	2003	2002
Net earnings (loss), as reported	$ 58,344	$ 21,767	$ (31,964)
Less: stock-based employee compensation expense under fair value based method, net of income tax benefit	(12,781)	(10,810)	(29,136)
Pro forma net earnings (loss)	$ 45,563	$ 10,957	$ (61,100)
Earnings (loss) per share:			
Basic – as reported	$ 0.68	$ 0.25	$ (0.36)
Basic – pro forma	$ 0.53	$ 0.12	$ (0.69)
Diluted – as reported	$ 0.64	$ 0.24	$ (0.36)
Diluted – pro forma	$ 0.51	$ 0.12	$ (0.69)

Pro forma net earnings (loss) reflect only options granted after fiscal 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above for the years ended March 21, 2003 and 2002 because compensation cost is reflected over the options' vesting period of up to nine years and compensation cost for options granted prior to April 1, 1995 is not considered.

The per-share weighted-average fair value of stock options granted during fiscal 2004, 2003 and 2002 was $10.04, $11.85 and $8.98, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0% for 2004, 2003 and 2002; risk-free interest rate of 4.41% in 2004, 4.36% in 2003 and 4.92% in 2002; expected option life of 10 years for 2004, 2003 and 2002 and expected volatility of 49% in 2004, 64% in 2003 and 66% in 2002.

Advertising Expense -

The Company expenses advertising costs as incurred. Advertising expense was approximately $7.6 million, $7.0 million and $10.2 million for the years ended March 31, 2004, 2003 and 2002, respectively. Advertising expense is included in selling, general and administrative expense on the accompanying consolidated statements of operations.

Guarantees -

The Company accounts for the guarantees of indebtedness of others under the provisions of FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." Under the provisions of FIN 45, a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. A guarantor is also required to make additional disclosures in its financial statements about obligations under certain guarantees issued. FIN 45 requires the Company to recognize a liability in its consolidated financial statements equal to the fair value of its guarantees, including any guarantees issued in connection with its synthetic equipment arrangements. However, the provisions of FIN 45 are applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Prior Year Reclassifications -

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on the prior years' net earnings (loss) as previously reported.

The fiscal 2004 Statement of Operations provides consolidated revenue along with revenue and cost of revenue for services and for data. Prior year amounts have been reclassified to the current year presentation. Such reclassifications, outlined in tables below, had no effect on the prior years' net earnings (loss) as previously reported.

The following table shows the reclassification of the Company's Consolidated Statement of Operations for the year ended March 31, 2003:

(Dollars in thousands, except per share amounts)

	2003 as Previously Reported	Reclassification	2003 Reclassified
Revenue:			
Total revenue	$ 958,222	$ (958,222)	$ -
Services, including revenue from related parties of $71.9 million in 2003	-	758,936	758,936
Data	-	199,286	199,286
Total revenue	$ 958,222	$ -	$ 958,222
Operating costs and expenses:			
Salaries and benefits	316,304	(316,304)	-
Computer, communications and other equipment	296,607	(296,607)	-
Data costs	116,063	(116,063)	-
Other operating costs and expenses	179,191	(179,191)	-
Cost of revenue			
Services	-	672,341	672,341
Data	-	132,062	132,062
Total cost of revenue	908,165	(103,762)	804,403
Selling, general and administrative	-	103,762	103,762
Gains, losses and nonrecurring items, net	(5,018)	-	(5,018)
Total operating costs and expenses	903,147	-	903,147
Income (loss) from operations	55,075	-	55,075
Other income (expense):			
Interest expense	(21,763)	-	(21,763)
Other, net	(5,224)	-	(5,224)
	(26,987)	-	(26,987)
Earnings (loss) before income taxes	28,088	-	28,088
Income taxes	6,321	-	6,321
Net earnings (loss)	$ 21,767	$ -	$ 21,767
Earnings (loss) per share:			
Basic	$ 0.25	$ -	$ 0.25
Diluted	$ 0.24	$ -	$ 0.24

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

In connection with the retirement of certain debt facilities from the proceeds of a convertible note offering which became effective in fiscal 2002, the Company recorded a pretax charge for previously deferred debt issuance costs and for certain premiums paid in connection with this retirement of $2.1 million. This charge, net of tax, was reflected as an extraordinary item in the amount of $1.271 million in the 2002 consolidated statement of operations in accordance with SFAS No. 4, "Reporting Gains and Losses from the Extinguishment of Debt." In 2004, the Company implemented SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical corrections." As a result, the extraordinary item in the 2002 consolidated statement of operations has been reclassified to pretax earnings.

The following table shows the reclassification of the Company's Consolidated Statement of Operations for the year ended March 31, 2002:

(Dollars in thousands, except per share amounts)

	2002 as Previously Reported	Reclassification	2002 Reclassified
Revenue:			
Total revenue	$ 866,110	$ (866,110)	$ -
Services, including revenue from related parties of $51.3 million in 2002	-	665,009	665,009
Data	-	201,101	201,101
Total revenue	$ 866,110	$ -	$ 866,110
Operating costs and expenses:			
Salaries and benefits	325,135	(325,135)	-
Computer, communications and other equipment	245,114	(245,114)	-
Data costs	115,426	(115,426)	-
Other operating costs and expenses	153,620	(153,620)	-
Cost of revenue			
Services	-	592,135	592,135
Data	-	137,553	137,553
Total cost of revenue	839,295	(109,607)	729,688
Selling, general and administrative	-	109,607	109,607
Gains, losses and nonrecurring items, net	45,534	-	45,534
Total operating costs and expenses	884,829	-	884,829
Income (loss) from operations	(18,719)	-	(18,719)
Other income (expense):			
Interest expense	(28,532)	-	(28,532)
Other, net	(3,275)	(2,092)	(5,367)
	(31,807)	(2,092)	(33,899)
Earnings (loss) before income taxes and extraordinary item	(50,526)	50,526	-
Earnings (loss) before income taxes	-	(52,618)	(52,618)
Income taxes	(19,833)	(821)	(20,654)
Earnings (loss) before extraordinary item	(30,693)	(1,271)	(31,964)
Extraordinary item, net of income tax benefit of $821	(1,271)	1,271	-
Net earnings (loss)	$ (31,964)	$ -	$ (31,964)
Basic earnings (loss) per share:			
Earnings (loss) before extraordinary item	$ (0.35)	$ (0.01)	$ (0.36)
Extraordinary item	(0.01)	0.01	-
Net earnings (loss)	$ (0.36)	$ -	$ (0.36)
Diluted earnings (loss) per share:			
Earnings (loss) before extraordinary item	$ (0.35)	$ (0.01)	$ (0.36)
Extraordinary item	(0.01)	0.01	-
Net earnings (loss)	$ (0.36)	$ -	$ (0.36)

2. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES:

During the fourth quarter of fiscal 2004, management determined that based on a net realizable value analysis one of its campaign management software tools which had been acquired from a third party was impaired and consequently recorded an impairment charge of $2.8 million which is included in cost of services in the accompanying consolidated statements of operations. The impairment charge is also included in depreciation, amortization and impairment of long-lived assets in the consolidated statement of cash flows. Separately, during the same quarter the Company recorded a charge of $4.0 million in gains, losses and nonrecurring items related to restructuring. The restructuring charge included $3.7 million for severance and other associated-related charges due to the termination of approximately 230 associates who were terminated on or prior to March 31, 2004. The remainder of the restructuring charge consisted of $0.3 million related to termination of a lease at one of the Company's locations. Approximately $1.1 million of the charge has been paid as of March 31, 2004 and $2.9 million is recorded in accrued impairment costs as of March 31, 2004. Most of this accrual is expected to be paid in early fiscal 2005.

During the fourth quarter of fiscal 2003, management determined that certain of its software and long-lived assets were impaired and recorded impairment charges of $30.6 million. Included in these charges was the impairment of software of $10.2 million related to campaign management software applications that were primarily associated with software acquired from Exchange Applications, a software vendor, which ceased operations during the quarter. This software was evaluated for impairment under the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Additionally, during the fourth quarter of fiscal 2003, the Company determined that certain other software and data products and certain operations that have been de-emphasized and are no longer strategic were impaired. These included some data center and print operations, long-lived assets associated with unprofitable business operations and certain databases that have been abandoned or have been replaced with new products. The total write-down of these products and operations was $20.4 million and was determined in accordance with SFAS No. 86 or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The impairment charges are included in cost of services in the accompanying consolidated statements of operations. Additionally, the entire $30.6 million is included in depreciation, amortization and impairment of long-lived assets in the accompanying consolidated statements of cash flow.

On June 25, 2001, the Company announced a restructuring plan ("Restructuring Plan") in reaction to the continued economic slowdown at that time and the related revenue impact. The Restructuring Plan included a seven percent workforce reduction, and certain other asset impairments, adjustments and accruals. The aggregate amount of these Restructuring Plan charges recorded by the Company totaled $14.1 million and consisted of $8.3 million in associate-related reserves for payments to be made under existing employment agreements with four terminated associates and involuntary termination benefits to 450 associates whose positions were eliminated; $3.6 million for lease and contract termination costs that occurred during the first quarter of fiscal 2002 in an effort to consolidate portions of the Company's operations and the termination of certain other contracts on or prior to June 30, 2001 for services no longer utilized by the Company and $2.2 million for abandoned or otherwise impaired assets and transaction costs to be paid to accountants and attorneys as a direct result of the workforce reductions and certain other restructuring and cost-cutting measures put in place during the quarter ended June 30, 2001. The Restructuring Plan charges are included in gains, losses and nonrecurring items, net in the accompanying consolidated statements of operations.

In addition to the Restructuring Plan charges discussed above, the Company recorded other impairment and other charges of approximately $25.8 million during the first quarter of fiscal 2002 of which $20.0 million were for certain software and long-lived assets that are no longer in service or have otherwise been deemed impaired under the appropriate accounting literature, primarily SFAS No. 86 or SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The remainder of the charges were for the write-off of receivables and other charges which were higher than normal amounts and are not necessarily indicative of future expense rates. Of the total, $21.1 million was included in cost of services, $3.5 million was included in selling, general and administrative expense, and $1.2 million was included in other, net. All assets were abandoned or scrapped and are no longer in use.

2. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES (Continued):

Sale Leaseback Transaction

During the first quarter of fiscal 2002, but separate from the Restructuring Plan, certain data center assets were evaluated in order to determine the fair values of the individual assets. On June 29, 2001 the Company entered into an agreement whereby it sold equipment with a net book value of $50.7 million to Technology Investment Partners, LLC ("TIP") and recorded a loss on this sale of $31.2 million are included in gains, losses and nonrecurring items, net in the accompanying consolidated statements of operations. Simultaneous with the sale of this equipment, the Company agreed to lease the equipment under a capital lease from TIP for a period of thirty-six months. The Company received $2.0 million of the sale proceeds from TIP during July 2001 and received an additional $4.0 million of the sales proceeds during December 2001. On August 30, 2002, the Company amended its agreement with TIP whereby it reacquired from TIP certain equipment under the original sale and leaseback arrangement that had not previously been funded by TIP. Simultaneous with this transaction, the Company entered into an agreement with Merrill Lynch Capital ("MLC") whereby a portion of the repurchased equipment under the amended TIP agreement was sold to MLC for net sales proceeds of $7.7 million. The agreement with MLC also provides a leaseback provision, accounted for as a capital lease by the Company, whereby the Company is obligated to lease the equipment from MLC for a period of thirty-six months. The Company did not record any gain or loss on the sale and leaseback transaction with MLC.

Included in property and equipment at March 31, 2004 and 2003, is equipment of $1.2 million and $6.1 million, respectively, net of accumulated depreciation and amortization of $13.0 million and $8.6 million, respectively, related to the assets under these leaseback arrangements. Included in long-term obligations at March 31, 2004 and 2003, are capital lease obligations under these leaseback arrangements in the amount of $4.8 million and $9.8 million, respectively.

Montgomery Ward Bankruptcy

During the year ended March 31, 2001 Montgomery Ward ("Wards"), a significant customer of the IT Management segment, filed a petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Accordingly, during the year ended March 31, 2001, the Company recorded in gains, losses and nonrecurring items charges totaling $34.6 million related to these obligations and impaired assets. As of June 30, 2001, the Company was no longer obligated to provide services to Wards. The Company has received two payments from the Wards bankruptcy trustee in the aggregate amount of $3.5 million. These payments of $3.0 million and $0.5 million were recorded in fiscal 2004 and fiscal 2003, respectively, through gains, losses and nonrecurring items where the expense was originally recorded.

The following table shows the balances that were accrued for Wards, the Restructuring Plan and the fiscal year 2004 restructuring plan as well as the changes in those balances during the years ended March 31, 2002, 2003 and 2004 (dollars in thousands):

	Associate-related reserves	Ongoing contract costs	Other accruals	Total
March 31, 2001	$ -	$ 1,984	$ 1,046	$ 3,030
Restructuring Plan amount	6,809	3,449	400	10,658
Payments	(4,987)	(3,935)	(1,163)	(10,085)
Adjustments	(1,222)	527	(4)	(699)
March 31, 2002	600	2,025	279	2,904
Payments	(950)	(1,345)	(142)	(2,437)
Adjustments	366	(366)	117	117
March 31, 2003	16	314	254	584
Fiscal year 2004 restructuring plan amount	3,685		300	3,985
Payments	(1,120)	(314)	(254)	(1,688)
March 31, 2004	$ 2,581	$ -	$ 300	$ 2,881

2. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES (Continued):

During fiscal 2002 and 2003, the Company revised its estimate of remaining amounts to be paid out during future periods associated with these restructuring accruals. Accordingly, the Company reduced the remaining Restructuring Plan accrual by $0.7 million during fiscal 2002 and reallocated $0.8 million of the remaining Wards accrual to the Restructuring Plan accrual during fiscal 2003 based on estimates of remaining costs to be incurred.

Other

During the year ended March 31, 2001, the Company's internal compensation committee ("the Committee") committed to pay in cash $6.3 million of over-attainment incentive ("Incentive") that was attributable to results of operations in prior years due to over-achievement of targets. This Incentive was to be paid in excess of the Company's normal at-risk incentive pay. In accordance with the Company's Incentive plan, the amount accrued was to be paid over a three-year period, assuming continued performance of the Company. During the year ended March 31, 2002, the Company paid, and recorded as a reduction of the accrual, $2.2 million of the Incentive. During the year ended March 31, 2003, the Committee discontinued the Incentive and determined that the remaining accrual would not be paid under the Incentive plan based on recent operating results. Accordingly, the remaining accrual of $4.1 million was reversed through gains, losses and nonrecurring items during the year ended March 31, 2003, which is where the expense was originally recorded.

Gains, losses and nonrecurring items for each of the years presented are as follows (dollars in thousands):

	2004	2003	2002
Gain (loss) on divestitures	$ 130	$ 409	$ (930)
Over-attainment accrual and adjustments	-	4,088	-
Restructuring plan charges and adjustments	(3,985)	(782)	(13,385)
Wards charges and adjustments	3,000	1,303	-
Sale and leaseback transaction	-	-	(31,219)
Gains, losses and nonrecurring items, net	$ (855)	$ 5,018	$ (45,534)

3. ACQUISITIONS:

On March 31, 2004, the Company closed the acquisition of the Consodata companies based in England, France and Spain from Seat P.G. The acquisition of the Consodata German operation, formerly known as pan-adress, was completed in April, 2004. The total net consideration was approximately $26.9 million, net of cash acquired, which excludes approximately $5.0 million, net of cash acquired, for the German operation acquisition which closed in April, 2004. The results of operations of the acquired companies will be included in the Company's consolidated results beginning April 1, 2004.

On January 6, 2004, the Company announced the completion of the acquisition of the Claritas Europe group of companies from VNU N.V. The acquisition was accounted for as a purchase and was effective January 1, 2004. The Company paid approximately $28.7 million for the acquisition, net of cash acquired, which includes offices in England, France, The Netherlands, Germany, Spain, Portugal and Poland. The results of operations of the acquired companies are included in the Company's consolidated results beginning January 1, 2004.

3. ACQUISITIONS (Continued):

Management believes the Claritas and Consodata acquisitions will provide the Company with significant European data assets that will be complementary to the Company's service offerings and will give the Company an expanded presence in Europe. The following information presents the Company's results of operations for the years ended March 31, 2004 and 2003 on a pro forma basis as if the acquisitions of Claritas and Consodata (including the German acquisition) had occurred at the beginning of each period.

(Unaudited) (Dollars in thousands, except dollars per share)	2004	2003
Revenue	$ 1,141,338	$ 1,097,848
Net earnings	$ 55,031	$ 12,523
Basic earnings per share	$ 0.64	$ 0.14
Diluted earnings per share	$ 0.61	$ 0.14

Effective November 26, 2002, the Company acquired certain assets and assumed certain liabilities of Toplander Corporation ("Toplander"), a data compiler for online marketing efforts. The acquisition price consisted of cash paid to the sellers of $5.6 million and contingent consideration that included up to $2.4 million of additional cash, shares of the Company's common stock with a fair value of up to $2.0 million, and warrants to purchase shares of the Company's common stock with a fair value of up to $2.0 million for a total aggregate purchase price, including contingent consideration, of up to $12.0 million. During the year ended March 31, 2004, the purchase price contingencies were resolved. As a result, the Company was not required to pay the additional cash consideration or issue the shares of common stock, but has issued the warrants to purchase 203,500 shares of common stock at an exercise price of $13.24. These warrants expire on March 17, 2019. The results of operations of Toplander are included in the Company's consolidated results from the date of acquisition. The pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented.

Effective August 12, 2002, the Company acquired certain assets and assumed certain liabilities of an employment screening business, TransUnion Employment Screening Services, Inc. ("TUESS"), owned by TransUnion, LLC ("TransUnion"), a related party. This employment screening business was incorporated as Acxiom Information Security Systems, Inc. ("AISS") and offers a range of services including criminal and civil records search, education and reference verification, and other verification services for its customers. The aggregate purchase price of $34.8 million consisted of cash of $7.5 million paid at closing, a note of $2.5 million paid in October 2002, additional cash of $0.2 million paid in October 2002 as a result of purchase price adjustments, 664,562 shares of common stock valued at $10.5 million and the issuance to TUESS of warrants to purchase 1,272,024 shares of common stock, at an exercise price of $16.32, valued at $14.1 million. The results of operations of AISS are included in the Company's consolidated results from the date of acquisition. The pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented.

Effective June 1, 2002, the Company entered into an agreement with Publishing & Broadcasting Limited ("PBL") whereby the Company purchased PBL's 50% ownership interest in an Australian joint venture ("Australian JV") for cash of $0.8 million (net of cash acquired) and a note payable of $1.4 million, such that The Company now owns 100% of the Australian operation. Additionally, the purchase agreement provides that The Company may pay PBL additional consideration, based on a percentage of the Australian operation's results through March 31, 2007, and also provides PBL the option to repurchase between 25% and 49% of the Australian JV subsequent to March 31, 2007, at an option price specified in the purchase agreement. The results of operations of the Australian business are included in the Company's consolidated financial statements beginning June 1, 2002. Prior to that time, the Company accounted for the Australian JV as an equity method investment. The pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented.

During the year ended March 31, 2002, the Company acquired certain customer relationship management operations of TransUnion ("TUCRM") for $5.3 million, which resulted in an excess of purchase price over the fair value of net assets acquired of $5.3 million as determined in accordance with the provisions of SFAS No. 142. The results of operations of this acquisition are included in the Company's consolidated results from the date of acquisition. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods reported.

3. ACQUISITIONS (Continued):

The following table shows the allocation of Consodata, Claritas, the Australian JV, AISS, Toplander and TUCRM purchase prices to assets acquired and liabilities assumed (dollars in thousands):

	Consodata	Claritas	Australian JV	AISS	Toplander	TUCRM
Assets acquired:						
Cash	$ 4,556	$ 12,097	$ 592	$ -	$ -	$ -
Goodwill	25,521	29,098	6,995	32,438	6,512	5,265
Other Intangible assets	4,720	8,677	-	-	-	-
Other current and noncurrent assets	16,209	41,707	2,575	3,513	1,334	66
	51,006	91,579	10,162	35,951	7,846	5,331
Accounts payable, accrued expenses and capital leases assumed	19,532	50,809	1,077	1,096	246	-
Net assets acquired	31,474	40,770	9,085	34,855	7,600	5,331
Less:						
Cash acquired	4,556	12,097	592	-	-	-
Common stock issued	-	-	-	10,525	-	-
Warrants issued for the purchase of common stock	-	-	-	14,097	2,000	-
Previous investment in Australian JV	-	-	6,357	-	-	-
Note payable	-	-	1,364	2,500	-	-
Net cash paid	$ 26,918	$ 28,673	$ 772	$ 7,733	$ 5,600	$ 5,331

The purchase price allocations for the Consodata and Claritas acquisitions are subject to adjustment as the Company makes the final determination of the fair values assigned to assets and liabilities acquired.

As a result of both the Claritas Europe and Consodata acquisitions, management has begun formulating plans to consolidate certain facilities, eliminate duplicative operations, and terminate or relocate certain associates. These plans are not yet complete. The Company has recorded aggregate accruals in other accrued liabilities of $15.4 million as of the purchase date for the estimated costs of the integration process, including lease termination costs, costs of terminating or relocating associates, and for other contract termination costs. At March 31, 2004, approximately $0.9 million of these costs had been paid, leaving a remaining accrual of $14.5 million. Further development of these integration plans may cause further adjustments to these accruals in the future. Any future adjustments will result in adjustments to the goodwill recorded for the acquisitions.

4. DIVESTITURES:

On June 27, 2003, the Company sold its Los Angeles outsourcing data center operation for $6.7 million in cash. In connection with the sale, the Company accrued $1.3 million in other accrued expenses for its estimated liability on a building lease that was not assumed by the buyer and wrote off $1.2 million of goodwill. The Company recorded a gain on the disposal of $1.0 million, net of the lease accrual and goodwill write-off, which is included in gains, losses and nonrecurring items, net for fiscal 2004. This operation accounted for approximately $20 million in revenue in fiscal 2003, with no material impact on net earnings.

During the year ended March 31, 2002, the Company sold three of its business operations, including a minor portion of its United Kingdom operations located in Spain and Portugal. During the quarter ended June 30, 2002, the Company sold the remaining portion of its assets located in Spain, which primarily consisted of tax loss carryforwards. Effective July 31, 2002, the Company sold its print shop business located in Chatsworth, California. Gross proceeds from the sales of these operations were $16.6 million, consisting of cash of $6.8 million and notes receivable of $9.8 million (see note 5 to the consolidated financial statements). The Company recorded a gain associated with the disposition in Spain of $0.5 million during the year ended March 31, 2003, including the write-off of $0.1 million of goodwill and a loss of $0.9 million during the year ended March 31, 2002.

4. DIVESTITURES (Continued):

Effective February 1, 2000, the Company sold certain assets and a 51% interest in a newly formed Limited Liability Company ("LLC") to certain management of its Acxiom/Direct Media, Inc. business unit ("DMI"). During fiscal 2001, the Company completed the sale of its remaining interest in DMI. As consideration, the Company received a 6% note of approximately $22.5 million payable over 7 years for the initial portion of its ownership interest and received an additional note in the amount of $1.0 million for its remaining ownership interest (see note 5 to the consolidated financial statements). In order to obtain a term extension and to ensure the continued viability of the business previously sold to DMI; during the year ended March 31, 2003, the Company amended its agreement with DMI whereby it agreed to provide DMI with $3.7 million of future credits against the note balance. The value of the future credits of $3.7 million was charged to cost of services expense in the accompanying consolidated statement of operations.

In fiscal 2004, due to the decline in the business prospects of the buyer of one of the disposed businesses referred to above, the Company recorded an allowance for uncollectible notes of $0.9 million. This was charged to gains, losses and nonrecurring items since it represents an adjustment of the gain or loss on the sale of the business recorded in fiscal 2002.

5. UNBILLED AND NOTES RECEIVABLE:

	2004	2003
Notes receivable from DMI, net of future credits of $2.7 million in 2004 and $3.7 million in 2003	$ 8,271	$ 10,062
Notes receivable from other divestitures, net of allowance for uncollectible note of $0.9 million in 2004	4,160	5,297
Notes receivable from divestitures	12,431	15,359
Less current portion	5,823	2,662
Long-term portion	6,608	12,697
Unbilled and notes receivable arising from operations	16,144	26,813
Less current portion	9,722	19,261
Long-term portion	6,422	7,552
Unbilled and notes receivable, excluding current portions	$ 13,030	$ 20,249

The total current portion of the unbilled and notes receivable of $15.5 million for 2004 and $21.9 million for 2003 are included in other current assets on the consolidated balance sheet. Except as disclosed above, there are no allowances recorded against any of the unbilled and notes receivable.

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

6. GOODWILL:

The carrying amount of goodwill, by business segment, for the years ended March 31, 2004 and 2003, and the changes in those balances are as follows (dollars in thousands):

	Services	Data and Software Products	IT Management	Total
Balance at April 1, 2002	$ 97,833	$ 1,533	$ 75,289	$ 174,655
Acquisitions (note 3)	39,433	4,512	-	43,945
Divestitures (note 4)	(84)	-	(131)	(215)
Change in foreign currency translation adjustment	2,799	-	-	2,799
Balance at March 31, 2003	$ 139,981	$ 6,045	$ 75,158	$ 221,184
Acquisitions (note 3)	-	54,619	-	54,619
Divestitures (note 4)	-	-	(1,234)	(1,234)
Change in foreign currency translation adjustment	4,481	1,921	-	6,402
Adjustment of previously recorded goodwill (note 3)	-	2,000	-	2,000
Balance at March 31, 2004	$ 144,462	$ 64,585	$ 73,924	$ 282,971

7. SOFTWARE AND RESEARCH AND DEVELOPMENT COSTS:

The Company recorded amortization expense and impairment charges related to internally developed computer software of $26.9 million for fiscal 2004, $34.4 million (including $10.2 million of impairment charges referred to in note 2) for fiscal 2003 and $23.6 million in fiscal 2002 and amortization of purchased software licenses of $27.1 million (including $2.8 million of impairment charges referred to in note 2), $25.9 million and $19.5 million in 2004, 2003 and 2002, respectively. Additionally, research and development costs of $20.1 million, $19.7 million and $17.8 million were charged to operations during 2004, 2003 and 2002, respectively. Amortization expense related to both internally developed and purchased software is included in cost of revenue in the accompanying consolidated statements of operations.

8. PROPERTY AND EQUIPMENT:

Property and equipment, substantially all of which has been pledged as collateral for long-term obligations (see note 9 to the consolidated financial statements), is summarized as follows (dollars in thousands):

	March 31, 2004	March 31, 2003
Land	$ 22,633	$ 19,959
Buildings and improvements	179,617	163,336
Data processing equipment	262,050	159,551
Office furniture and other equipment	56,764	46,322
	521,064	389,168
Less accumulated depreciation and amortization	253,976	180,862
	$ 267,088	$ 208,306

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

9. LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following (dollars in thousands):

	March 31, 2004	March 31, 2003
Convertible subordinated notes due February 2009; interest at 3.75%	$ 175,000	$ 175,000
Revolving credit agreement	16,203	28,799
Capital leases on land, buildings and equipment payable in monthly payments of principal plus interest at rates ranging from approximately 3% to 8%; remaining terms up to fifteen years	79,448	32,753
Other debt and long-term liabilities	21,539	10,278
Total long-term debt and capital leases	292,190	246,830
Less current installments	52,863	12,987
Long-term debt, excluding current installments	$ 239,327	$ 233,843

	March 31, 2004	March 31, 2003
Software license liabilities payable over terms up to seven years; effective interest rates at approximately 7%	$ 62,437	$ 72,338
Long-term data license agreement with related party, due over two years; interest at 6% (see note 14)	12,075	-
Total license liabilities	74,512	72,338
Less current installments	20,382	16,504
License liabilities, excluding current installments	$ 54,130	$ 55,834

Effective February 10, 2003, the Company amended and restated its revolving credit facility to allow for revolving borrowings and letters of credit of up to $150 million through July 2006. Borrowings under the revolving credit facility of $16.2 million at March 31, 2004 and $28.8 million at March 31, 2003 bear interest at LIBOR plus 1.5%, or at an alternative base rate or at the federal funds rate plus 2.0%, depending upon the type of borrowing and are secured by substantially all of the Company's assets. Weighted average interest rates on the March 31, 2004 and March 31, 2003 borrowings under the revolving credit facility were 2.74% and 2.86%, respectively. Outstanding letters of credit at March 31, 2004 and 2003 were $10.0 million and $10.8 million, respectively.

During the year ended March 31, 2002, the Company completed an offering of $175 million of 3.75% convertible subordinated notes due 2009 ("3.75% Notes"). The 3.75% Notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $18.25 per share. The 3.75% Notes are also redeemable, in whole or in part, at the option of the Company at any time on or after February 17, 2005 at a redemption premium. The holders of the 3.75% Notes also have the option to require the Company to repurchase the 3.75% Notes, at 100% of the principal amount, on February 15, 2007. The net proceeds to the Company of approximately $169.2 million (after deducting underwriting discounts and commissions and offering expenses) were used to repay $25.7 million of 6.92% senior notes payable ("6.92% Notes") and to redeem the 5.25% convertible subordinated notes ("5.25% Notes").

During February and March 2002, the Company repurchased $52.4 million of the 5.25% Notes in the open market. The remaining $62.6 million were retired on April 1, 2002. Previously deferred debt issuance costs of $1.1 million associated with the 5.25% Notes and the 6.92% Notes and certain prepayment premiums of $1.0 million incurred in connection with

9. LONG-TERM OBLIGATIONS (Continued):

the redemption of the 5.25% Notes were charged to the 2002 consolidated statement of operations as an extraordinary item, net of the income tax benefit of $0.8 million. Upon adoption of SFAS No. 145 in fiscal 2004, the extraordinary item was reclassified to other, net in the accompanying consolidated statement of operations.

Software license liabilities payable represent the present value of software license obligations payable over terms of up to seven years with several vendors. Under these agreements, the Company has negotiated substantial price discounts, annual increases in capacity, right of use by its current and future subsidiaries, and the rights to provide the licensed software to certain of the Company's customers. These liabilities will be satisfied with scheduled payments that generally increase each year. The related software assets are included in purchased software licenses on the accompanying consolidated balance sheets.

Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels, debt-to-cash flow and debt service coverage ratios, among other restrictions. At March 31, 2004, the Company was in compliance with these covenants and restrictions.

The Company's future obligations, excluding interest, under its long-term debt, capital lease obligations and software license liabilities at March 31, 2004, are as follows (in thousands):

Year ending March 31,	
2005	$ 73,246
2006	36,647
2007	38,959
2008	16,566
2009	189,258
Thereafter	12,026
	$ 366,702

10. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

A summary of the activity of the allowance for doubtful accounts, returns and credits is as follows (dollars in thousands):

	Balance at beginning of period	Additions charged to costs and expenses	Other additions	Bad debts written off, net of amounts recovered	Balance at end of period
2004:					
Allowance for doubtful accounts, returns and credits	$ 6,679	$ 789	$ 4,118	$ (5,247)	$ 6,339
2003:					
Allowance for doubtful accounts, returns and credits	$ 6,269	$ 8,435	$ 240	$ (8,265)	$ 6,679
2002:					
Allowance for doubtful accounts, returns and credits	$ 5,366	$ 8,270	$ -	$ (7,367)	$ 6,269

Included in other additions are valuation accounts acquired in connection with business combinations.

11. COMMITMENTS AND CONTINGENCIES:

In early August 2003 management determined that the Company had experienced unlawful security breaches of its file transfer protocol ("FTP") server. Unauthorized access to certain files occurred as a result of information being exchanged between the Company and a number of clients via the FTP server. Acxiom was among several companies whose security was breached. Law enforcement authorities have arrested and charged a former employee of one of Acxiom's clients and are investigating another company. Thus far, seven individuals have pled guilty and are awaiting sentencing. The Company continues to fully cooperate with the investigation, which involves multiple law enforcement agencies.

Only FTP files on a server located outside of the Company's firewall were compromised and not all FTP files nor all clients were affected. No internal systems or databases were accessed, and there was no breach that penetrated the Acxiom security firewall. Based on the facts known to management, the Company does not believe that there is any risk of harm to individuals, and the Company does not expect any material adverse effect from this incident.

The Company has a longstanding commitment to systems and network security. The Company undergoes internal security audits on a regular basis, and many clients perform audits on the Company's systems as well. The Company initiated an additional comprehensive review of its systems and procedures to guard against similar incidents in the future. Based on this incident, management is implementing improvements to its systems and procedures.

The Company leases data processing equipment, software, office furniture and equipment, land and office space under noncancellable operating leases. Additionally, the Company has entered into synthetic operating leases for computer equipment, furniture and aircraft ("Leased Assets"). These synthetic operating lease facilities are accounted for as operating leases under generally accepted accounting principles and are treated as capital leases for income tax reporting purposes. Initial lease terms under the synthetic computer equipment and furniture facility range from two to six years, with the Company having the option at expiration of the initial lease to return the equipment, purchase the equipment at a fixed price, or extend the term of the lease. The lease term of one aircraft expires in January 2011, with the Company having the option to purchase the aircraft, renew the lease for an additional twelve months, or return the aircraft to the lessor. In December 2003 the Company entered into a lease for an additional aircraft which expires in December 2013, with the Company having the option at expiration to purchase the aircraft at a fixed price or return the aircraft to the lessor.

Since the inception of the facility, the total amount drawn under these synthetic operating lease facilities was $213.3 million and the Company has a future commitment for lease payments of $39.5 million over the next ten years. In the event the Company elects to return the Leased Assets, the Company has guaranteed a portion of the residual value to the lessors. Assuming the Company elects to return the Leased Assets to the lessors at its earliest opportunity under the synthetic lease arrangements and assuming the Leased Assets have no significant residual value to the lessors, the maximum potential amount of future payments the Company could be required to make under these residual value guarantees was $11.1 million at March 31, 2004.

As discussed in note 14, the Company also has an aircraft leased from a business controlled by an officer and director of the Company. Should the Company elect early termination rights under the lease or not extend the lease beyond the initial term and the lessor sells the aircraft, the Company has guaranteed a residual value of 70% of the then outstanding indebtedness of the lessor, or $3.8 million at March 31, 2004.

11. COMMITMENTS AND CONTINGENCIES (Continued):

Total rental expense on operating leases and software licenses, including the synthetic lease facilities, was $81.8 million, $96.4 million and $88.6 million for the years ended March 31, 2004, 2003 and 2002, respectively. Future minimum lease payments under all noncancellable operating leases and software licenses, including these synthetic lease facilities, for the five years ending March 31, 2009, are as follows: 2005, $62.2 million; 2006, $39.8 million; 2007, $27.9 million; 2008, $22.2 million and 2009, $19.5 million.

In connection with certain of the Company's facilities, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the loans for the buildings. In addition, in connection with the disposal of certain assets, the Company has guaranteed loans for the buyers of the assets. These guarantees were made by the Company primarily to facilitate favorable financing terms for those third parties. Should the third parties default on this indebtedness, the Company would be required to perform under its guarantee. Substantially all of the third-party indebtedness is collateralized by various pieces of real property. At March 31, 2004, the Company's maximum potential future payments under all of these guarantees of third-party indebtedness were $5.6 million.

At both March 31, 2004 and 2003, the Company had accrued $0.3 million related to the potential obligations under all of its various guarantees.

Prior to its termination, the Company had entered into a synthetic real estate lease arrangement with respect to a newly constructed facility in Little Rock, Arkansas and land in Phoenix, Arizona. Under this arrangement, the Company had agreed to lease each property for an initial term of five years with an option to renew. The lessors funded $45.8 million for the acquisition of the Little Rock facility and acquisition of the Phoenix land. Effective February 10, 2003, the Company terminated this synthetic real estate lease arrangement by purchasing the Phoenix land and the Little Rock facility from the lessors for $45.8 million. As a result of terminating this arrangement, the underlying real estate assets consisting of the Little Rock building of $34.4 million, a building under construction in Phoenix of $1.4 million and the Phoenix land of $10.0 million were recorded in the Company's March 31, 2003 consolidated balance sheet.

The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of all of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

12. STOCKHOLDERS' EQUITY:

The Company has authorized 200 million shares of $0.10 par value common stock and 1.0 million shares of $1.00 par value preferred stock. The board of directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends, and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.

The Company has issued warrants to Allstate Insurance Company ("Allstate"), a significant customer of the Company, for the purchase of 368,290 shares of the Company's common stock at exercise prices ranging from $16.28 to $32.13 per share. These warrants represent discounts to Allstate in return for meeting certain revenue targets under Allstate's contract with the Company. The Company is not required to issue any additional warrants to Allstate under the contract. The value of the warrants issued in 2003 and 2002 was $1.3 million and $0.8 million, respectively. The cost of the warrants issued in 2003 of $1.3 million was charged to cost of data in 2002, along with $0.2 million of the cost of the warrants issued in 2002. The remaining cost of the warrants issued in 2002 was reflected as a reduction of revenue in 2001. All of these warrants expire on September 30, 2005.

12. STOCKHOLDERS' EQUITY (Continued):

In connection with the acquisition of AISS (see note 3 to the consolidated financial statements), the Company issued warrants to purchase 1,272,024 shares of its common stock at an exercise price of $16.32 per share. These warrants expire on August 12, 2017. In connection with the acquisition of Toplander (see note 3 to the consolidated financial statements) the Company issued warrants to purchase 203,500 shares of its common stock at an exercise price of $13.24 per share. These warrants expire on March 17, 2019.

On November 14, 2002, the Company announced a common stock repurchase program. From that date until March 31, 2004, the Company has repurchased 6.1 million shares of its common stock for an aggregate purchase price of $91.2 million under this repurchase program.

The Company has stock option plans for which 29.2 million shares of the Company's common stock have been reserved for issuance. These plans provide that the option price of qualified options will be at least the fair market value at the time of the grant. Board policy has required that nonqualified options be priced at or above the fair market value of the common stock at the time of grant. At March 31, 2004, there were a total of 0.9 million shares available for future grants under the plans.

Activity in stock options was as follows:

	Number of shares	Weighted-average exercise price per share	Number of shares exercisable
Outstanding at March 31, 2001	13,954,331	$ 18.82	7,722,488
Granted	7,413,429	$ 12.45	
Exercised	(735,108)	$ 4.91	
Forfeited or cancelled	(724,955)	$ 19.22	
Outstanding at March 31, 2002	19,907,697	$ 16.83	8,679,502
Granted	2,405,850	$ 19.25	
Exercised	(1,972,324)	$ 7.21	
Forfeited or cancelled	(601,938)	$ 21.30	
Outstanding at March 31, 2003	19,739,285	$ 18.09	10,947,804
Granted	1,381,628	$ 15.38	
Exercised	(1,489,440)	$ 11.42	
Forfeited or cancelled	(696,371)	$ 22.20	
Outstanding at March 31, 2004	18,935,102	$ 18.27	10,834,326

12. STOCKHOLDERS' EQUITY (Continued):

Following is a summary of stock options outstanding as of March 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise price per share	Options outstanding	Weighted-average remaining contractual life	Weighted-average exercise price per share	Options exercisable	Weighted-average exercise price per share
$ 1.49 - $ 5.88	1,267,052	1.91 years	$ 2.99	1,267,052	$ 2.99
$ 7.43 - $11.15	2,371,128	11.56 years	$ 11.04	1,027,980	$ 10.91
$11.50 - $14.00	2,771,370	11.09 years	$ 12.86	2,199,605	$ 12.63
$14.21 - $17.96	4,910,732	10.52 years	$ 16.30	1,993,694	$ 16.94
$18.38 - $23.14	1,365,652	8.27 years	$ 19.96	704,081	$ 19.72
$23.44 - $29.59	4,920,242	9.53 years	$ 24.94	2,874,742	$ 25.17
$30.93 - $39.12	990,526	9.91 years	$ 35.67	604,549	$ 35.69
$40.50 - $62.06	338,400	10.47 years	$ 44.24	162,623	$ 44.53
	18,935,102	9.71 years	$ 18.27	10,834,326	$ 17.69

The Company maintains a qualified employee stock purchase plan that provides for the purchase of shares of common stock at 85% of the market price. There were 0.2 million shares purchased under the plan during each of the years ended March 31, 2004, 2003 and 2002.

Prior to their settlement as discussed below, the Company had entered into three equity forward contracts with a commercial bank to purchase 3.7 million shares of its common stock. The Company was obligated to purchase the shares of its common stock at a total notional amount of $83.8 million. The cost of the equity forwards of $1.0 million during 2002 has been accounted for as a component of stockholders' equity.

During April 2001, the Company paid, and recorded as a component of stockholders' equity, $22.5 million to amend the agreements whereby the strike price of one of the equity forward agreements was reduced. As a result, the total notional amount under the equity forward agreements was reduced to $64.2 million. In September 2001, the Company obtained an agreement for the settlement of the equity forward contracts through borrowings of $64.2 million from a bank under a term loan facility. The funds from the term loan were used to pay the notional amount under the equity forward contracts and have been recorded as a reduction of stockholders' equity in the accompanying consolidated financial statements. Effective February 10, 2003, in connection with the termination of its synthetic real estate lease arrangement as discussed in note 11, the Company repaid this term loan. The Company has taken delivery of and retired the shares of common stock subject to the contracts and is no longer obligated under any equity forward contracts. Prior to the settlement of the contracts, all shares of the Company's common stock under these agreements were considered issued and outstanding and have been included in the Company's basic and diluted earnings (loss) per share calculations.

13. INCOME TAXES:

Total income tax expense (benefit) was allocated as follows (dollars in thousands):

	2004	2003	2002
Income (loss) from operations	$ 8,949	$ 6,321	$ (20,654)
Stockholders' equity:			
Interest on equity forward contracts	-	-	(3,352)
Unrealized loss on available-for-sale investments (note 19)	-	706	(706)
Compensation	(4,313)	(6,894)	(1,164)
	$ 4,636	$ 133	$ (25,876)

Income tax expense (benefit) attributable to earnings (loss) from operations consists of (dollars in thousands):

	2004	2003	2002
Current:			
Federal	$ 1,413	$ (1,425)	$ (44,904)
Foreign	427	1,286	-
State	214	(560)	(2,582)
	2,054	(699)	(47,486)
Deferred:			
Federal	808	8,089	27,979
Foreign	3,002	-	(848)
State	3,085	(1,069)	(299)
	6,895	7,020	26,832
Total	$ 8,949	$ 6,321	$ (20,654)

Earnings (losses) before income tax attributable to domestic and foreign operations consist of (dollars in thousands):

	2004	2003	2002
Domestic	$ 62,729	$ 24,048	$ (49,093)
Foreign	4,564	4,040	(3,525)
Total	$ 67,293	$ 28,088	$ (52,618)

A reconciliation of income tax expense (benefit) computed using the U.S. federal statutory income tax rate of 35% of earnings (loss) from operations before income taxes to the actual provision for income taxes follows (dollars in thousands):

	2004	2003	2002
Computed expected tax expense (benefit)	$ 23,553	$ 9,831	$ (18,416)
Increase (reduction) in income taxes resulting from:			
State income taxes, net of federal	2,144	(1,059)	(1,872)
Reversal of contingency reserves	(16,658)	-	-
Research, experimentation and other tax credits	(676)	(2,700)	(800)
Other, net	586	249	434
	$ 8,949	$ 6,321	$ (20,654)

13. INCOME TAXES (Continued):

During the first and fourth quarters of fiscal 2004, the IRS completed separate audits of the Company's federal income tax returns for fiscal years 1997 through 1999 and 2000 through 2002, respectively. During fiscal 2004 these tax audits were completed, resulting in the reversal of $16.7 million of previously established contingency reserves, which were primarily related to the tax effects of restructuring costs, warrants issued to a customer, and claimed research and development credits.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 2004 and 2003 are presented below (dollars in thousands).

	2004	2003
Deferred tax assets:		
Accrued expenses not currently deductible for tax purposes	$ 6,158	$ 3,542
Revenue deferred for financial reporting purposes	7,863	2,514
Investments, principally due to differences in basis for tax and financial reporting purposes	10,022	9,480
Net operating loss and tax credit carryforwards	97,256	95,186
Other	1,686	-
Total deferred tax assets	122,985	110,722
Less valuation allowance	26,364	6,189
Net deferred tax assets	96,621	104,533
Deferred tax liabilities:		
Property and equipment, principally due to differences in depreciation	$ (5,886)	$ (11,590)
Intangible assets, principally due to differences in amortization	(46,345)	(38,130)
Capitalized and purchased software differences	(68,960)	(76,392)
Other	(406)	(1,713)
Total deferred tax liabilities	(121,597)	(127,825)
Net deferred tax liability	$ (24,976)	$ (23,292)

At March 31, 2004, the Company has net operating loss carryforwards of approximately $132 million for federal income tax purposes and approximately $321 million for state income tax purposes. The Company also has federal and state income tax credit carryforwards of approximately $11.5 million. These net operating loss and income tax credit carryforwards expire in various amounts beginning in 2006 through 2023. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of profitability and taxable income and the reversal of taxable temporary differences in the U.S, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The Company has foreign net operating loss carryforwards of approximately $74 million, including approximately $57 million acquired in acquisitions during fiscal 2004. Based upon the Company's history of losses in foreign jurisdictions, management believes it is more likely than not the Company will not realize the benefits of the foreign carryforwards and has established valuation allowances for all foreign deferred assets.

14. RELATED PARTY TRANSACTIONS:

In accordance with a data center management agreement dated July 27, 1992 between Acxiom and TransUnion, Acxiom (through its subsidiary, Acxiom CDC, Inc.) acquired all of TransUnion's interest in its Chicago data center and agreed to provide TransUnion with various data center management services. In a 1992 letter agreement, the Company agreed to use its best efforts to cause one person designated by TransUnion to be elected to the Company's board of directors. Under a second letter agreement, executed in 1994 in connection with an amendment to the 1992 agreement, which continued the then-current term through 2002, the Company agreed to use its best efforts to cause two people designated by TransUnion to be elected to the Company's board of directors. While these undertakings by the Company are in effect until the end of the current term of the agreement, the Company has been notified that TransUnion does not presently intend to designate a second individual to serve as a director of the Company. The Company and TransUnion amended the data center management agreement on October 1, 2002, expanding its scope to encompass TransUnion's client/server, network and communication infrastructure. This amendment runs concurrent with the current term of the data center management agreement, which expires in August 2005. In addition to this agreement, the Company has other contracts with TransUnion related to data, software and other services. During the years ended March 31, 2004, 2003 and 2002, the Company recognized $74.1 million, $71.1 million and $50.6 million, respectively, in revenue from TransUnion.

Effective April 1, 2002, the Company and TransUnion entered into a marketing joint venture that serves as a sales agent for both parties for certain existing mutual clients. Pursuant to provisions of ARB No. 51, SFAS No. 94 and APB No. 18 the Company records the joint venture using the equity method of accounting. The purpose of the joint venture is to provide these joint clients with leading-edge solutions that leverage the strengths of both parties. Expected to serve a small number of financial service clients, the joint venture will market substantially all of the products and services currently offered by the Company and TransUnion, as well as any new products and services that may be agreed upon. The parties agreed to share equally the aggregate incremental increase (or decrease) in revenue and direct expenses generated from any client supported by the joint venture. Also, the joint venture charges both Acxiom and TransUnion a sales agency commission and Acxiom and TransUnion provide sales and administrative support to the joint venture. Effective April 1, 2003, the parties have agreed to suspend the cost and revenue sharing, sales commission, and administrative charges.

The following table details revenue and expense recorded in fiscal 2003 (dollars in thousands).

		2003
Revenue		
Revenue from personnel fees	$	1,523
Expense reimbursement – incremental direct expenses		3,855
Total revenue	$	5,378
Expense		
Expense from sales agency commission	$	1,336
Equity share of joint venture loss		700
Revenue share – incremental total revenue		3,359
Total expense	$	5,395

During fiscal year 2004 a long-term data license agreement was entered into with TransUnion which licensed data that is used by the Company's products. Cost of this data is amortized over its useful life, which is estimated to be seven years. Effective April 1, 2003, Acxiom agreed to purchase analytic, modeling, and other consulting services from TransUnion as a part of an outsourcing arrangement. The fees paid to TransUnion during the year ended March 31, 2004 were approximately $2.7 million.

14. RELATED PARTY TRANSACTIONS (Continued):

Effective August 12, 2002, the Company acquired certain assets and assumed certain liabilities of an employment screening business owned by TransUnion for an aggregate purchase price of $34.8 million. During fiscal 2002, the Company purchased certain customer relationship operations from TransUnion for $5.3 million (see note 3 to the consolidated financial statements).

The Company leases an aircraft from a business owned by an officer and director (see note 11). Rent expense under this lease was approximately $0.7 million, $0.7 million and $1.0 million during the years ended March 31, 2004, 2003 and 2002, respectively. Under the terms of the lease in effect at March 31, 2004, the Company will make monthly lease payments of $75,000 through August 2006.

The Company paid $1.5 million in fiscal 2004, $1.0 million in fiscal 2003 and $1.5 million in fiscal 2002 in NASCAR sponsorship fees to a company partially owned by an officer of the Company. In return for the sponsorship, the Company received publicity for the Acxiom brand and hospitality facilities for customers at race events.

The Company has arrangements with a family member of a director and with a former director for consulting services. Payments under these arrangements were $0.2 million in fiscal 2004 and $0.4 million in both fiscal 2003 and fiscal 2002.

The Company has an agreement to resell Acxiom products with a company whose majority shareholder is a family member of an officer of the Company. Products purchased from the Company for resale were approximately $0.7 million in fiscal 2004, $0.8 million in fiscal 2003 and $0.7 million in fiscal 2002. The account balance was approximately $1.2 million at the end of fiscal 2004, $0.9 million at the end of fiscal 2003 and $0.7 million at the end of fiscal 2002. The Company entered into an agreement in April 2004 to secure and collect the March 31, 2004 account balance by March 31, 2005.

15. MAJOR CUSTOMERS:

During the year ended March 31, 2002, the Company had one customer, Allstate, which accounted for $87.8 million (10.1%) of revenue. No single customer accounted for more than 10% of revenue during the years ended March 31, 2003 or 2004.

16. RETIREMENT PLANS:

The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental nonqualified deferred compensation plan ("SNQDC Plan") for certain management employees. The Company matches 50% of the employee's contributions under both plans up to a combined total of 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the board of directors. Company contributions for the above plans amounted to approximately $3.3 million, $3.5 million and $5.0 million in fiscal years 2004, 2003 and 2002, respectively. Included in both other current assets and other accrued liabilities are the assets and liabilities of the SNQDC Plan in the amount of $10.5 million and $8.8 million at March 31, 2004 and 2003, respectively.

17. FOREIGN OPERATIONS:

The Company attributes revenue to each geographic region based on the location of the Company's operations. The following table shows financial information by geographic area for the years 2004, 2003 and 2002 (dollars in thousands):

	2004		2003		2002	
	Revenue	Long-lived assets, excluding financial instruments	Revenue	Long-lived assets, excluding financial instruments	Revenue	Long-lived assets, excluding financial instruments
United States	$ 925,641	$ 775,627	$ 902,667	$ 740,512	$ 819,991	$ 724,821
Foreign						
United Kingdom	$ 65,442	$ 88,624	$ 50,329	$ 25,976	$ 42,218	25,647
France	6,112	33,040	1,457	5,083	3,306	4,135
Germany	2,807	1,207	-	-	-	-
Spain	424	4,309	-	2,560	563	1,648
Portugal	205	179	-	-	-	-
Poland	927	560	-	-	-	-
The Netherlands	3,433	1,801	-	-	-	-
Australia	5,679	11,081	3,182	9,751	-	-
Japan	152	-	587	-	32	-
All Foreign	$ 85,181	$ 140,801	$ 55,555	$ 43,370	$ 46,119	$ 31,430
	$ 1,010,822	$ 916,428	$ 958,222	$ 783,882	$ 866,110	$ 756,251

18. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, trade receivables, unbilled and notes receivable, short-term borrowings and trade payables - The carrying amount approximates fair value because of the short maturity of these instruments.

Investment securities - The carrying value of investment securities is equal to fair value as determined by reference to quoted market prices, where available. In the absence of quoted market prices, the Company determines approximate fair values through the use of other valuation techniques.

Long-term obligations - The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term obligations was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 2004, the estimated fair value of long-term obligations approximates its carrying value.

19. COMPREHENSIVE INCOME (LOSS):

The following table summarizes the unrealized holding gains (losses) on marketable securities included in other comprehensive income (loss) (dollars in thousands):

	2004	2003	2002
Unrealized gain (loss) arising during the year, net of income tax benefit	$ 318	$ (1,215)	$ (1,135)
Reclassification adjustment for net losses reported in net earnings for the period	-	2,350	-
Net unrealized gain (loss) reported in other comprehensive income (loss)	$ 318	$ 1,135	$ (1,135)

The balance of accumulated other comprehensive loss as reported on the consolidated balance sheets consists of the following components (dollars in thousands):

	2004	2003
Unrealized gain on available for sale marketable securities	$ 318	$ -
Cumulative income (loss) on foreign currency translation	2,622	(2,911)
Accumulated other comprehensive income (loss)	$ 2,940	$ (2,911)

20. SEGMENT INFORMATION:

The Company reports segment information consistent with the way management internally disaggregates its operations to assess performance and to allocate resources. The Company's business segments consist of Services, Data and Software Products, and IT Management. The Services segment substantially consists of consulting, database and data warehousing and list processing services. The Data and Software Products segment includes all of the Company's data content and software products. IT Management includes information technology outsourcing and facilities management for data center management, network management, client/server management and other complementary IT services. The Company evaluates performance of the segments based on segment operating income, which excludes certain gains, losses and nonrecurring items. The Company accounts for sales of its Data and Software Products as revenue in both the Data and Software Products segment and the Services segment, which bills the client. Additionally, certain information technology outsourcing and facilities management revenue is accounted for in both the IT Management segment and the Services segment, where the client is billed. These revenues are eliminated in consolidation.

20. SEGMENT INFORMATION (Continued):

Substantially all of the nonrecurring and impairment charges incurred by the Company and discussed in note 2 to the consolidated financial statements have been recorded in Corporate and other, since the Company does not hold the individual segments responsible for these charges. During fiscal 2003 the Company revised certain of its internal cost allocations to distribute substantially all recurring costs to the business segments. Accordingly, the segment information for 2002 has been restated to conform to the current year presentation. The following tables present information by business segment (dollars in thousands):

	2004	2003	2002
Revenue:			
Services	$ 749,755	$ 718,872	$ 645,735
Data and Software Products	216,241	172,979	162,585
IT Management	251,463	241,096	220,688
Intercompany eliminations	(206,637)	(174,725)	(162,898)
Total revenue	$ 1,010,822	$ 958,222	$ 866,110
Income (loss) from operations:			
Services	$ 68,949	$ 84,806	$ 42,931
Data and Software Products	49,473	30,555	26,896
IT Management	16,777	4,425	12,756
Intercompany eliminations	(47,266)	(30,936)	(27,210)
Corporate and other	5,351	(33,775)	(74,092)
Income (loss) from operations	$ 93,284	$ 55,075	$ (18,719)
Depreciation and amortization:			
Services	$ 59,914	$ 57,713	$ 33,845
Data and Software Products	35,033	34,992	17,538
IT Management	52,912	58,685	69,442
Corporate and other	2,382	3,512	2,569
Depreciation and amortization	$ 150,241	$ 154,902	$ 123,394
Total assets:			
Services	$ 560,900	$ 514,510	
Data and Software Products	187,306	132,198	
IT Management	450,944	438,472	
Corporate and other	16,634	8,066	
Total assets	$ 1,215,784	$ 1,093,246	

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004, 2003 AND 2002

21. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA:

The tables below set forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):

	First quarter ended June 30, 2003	Second quarter ended September 30, 2003	Third quarter ended December 31, 2003	Fourth quarter ended March 31, 2004
Revenue	$ 236,682	$ 241,096	$ 255,207	$ 277,837
Gross profit (revenue less cost of revenue)	43,290	50,111	61,435	57,879
Income (loss) from operations	11,234	22,716	37,335	21,999
Net earnings (loss)	11,263	11,217	19,944	15,919
Basic earnings (loss) per share	0.13	0.13	0.23	0.19
Diluted earnings (loss) per share	0.13	0.13	0.22	0.17

	First quarter ended June 30, 2002	Second quarter ended September 30, 2002	Third quarter ended December 31, 2002	Fourth quarter ended March 31, 2003
Revenue	$ 225,406	$ 235,396	$ 257,961	$ 239,459
Gross profit (revenue less cost of revenue)	46,515	48,879	55,394	3,031
Income (loss) from operations	21,688	27,635	31,737	(25,985)
Net earnings (loss)	10,465	15,526	19,537	(23,761)
Basic earnings (loss) per share	0.12	0.18	0.22	(0.27)
Diluted earnings (loss) per share	0.12	0.17	0.20	(0.27)

The quarter ended June 30, 2003 included a gain of $1.0 million related to the disposal of the Company's Los Angeles outsourcing data center operation (see note 4 to the consolidated financial statements). The quarter ended December 31, 2003 included a gain of $3.0 million due to a recovery from the Montgomery Ward bankruptcy (see note 2 to the consolidated financial statements). The quarter ended March 31, 2004 included a charge of $4.0 million related to restructuring (see note 2 to the consolidated financial statements) and $0.9 million due to the write-down of a note from a disposal (see note 4 to the consolidated financial statements). All of the above items were recorded in gains, losses and non-recurring items. In addition, in the quarter ended March 31, 2004, the Company recorded through other, net a charge of $7.2 million to write down an investment (see note 1 to the consolidated financial statements).

The quarter ended September 30, 2002 included a gain, recorded in gains, losses and non-recurring items, for the reversal of a bonus accrual (see note 2 to the consolidated financial statements). Additionally, the Company recorded investment write-downs of $8.8 million during the quarter ended March 31, 2003 in other, net (see note 1 to the consolidated financial statements).

ACXIOM CORPORATION EXCELLENCE AWARD WINNERS

Nicholas Lee Adams
Deepa Anupalli
Timothy Michael Arnold
Elizabeth Kay Atchley
A. Roxanne Atkinson
John M. Avaritt
Mark Ayzenshteyn
Joy L. Baker
Christie Lee Ballard
Benjamin A. Balogh
Mary C. Bausom
Ahmed Bayyari
Kelly Lea Bishop
Brian P. Blake
Timothy B. Blann
Jeff B. Boardman
Matt W. Botti
Derek A. Bowman
Kelly Myles Bowman
Mandy A. Bradford
Mary K. Branton-Housley
Mark E. Briggler
Lauri M. Brown
Tracy J. Brown
Susan A. Burch
Kari Dawn Bush
Charles Weldon Bussell
Maurice L. Cagle
Feng Cai
Teresa E. Calhoun
Angela Gale Campbell
Michelle D. Carnahan
Thomas A. Carnes
John C. Carpenter
Walter Joseph Carrier
Emily A. Castle
Jose L. Cervantes
David J. Chaloupka
William L. Chun
John Douglas Clower, Jr.
Sherry A. Collier
Kara Michelle Colvin
David S. Cowgill
Annette A. Cross
Gina D. Cross
Debra A. Crow
Janice C. Daniels
Joseph E. Darrah
Dee Ann Davis
Michael C. Davis
Mike Dobrovich
Gregory P. Donzelli
Travis W. Douglas
David Dudley
Elizabeth M. Dyer
Kimberly F. Eagle
Mark E. Ediger
Brian L. Emmons
Jason L. Evans
Richard E. Farmer
James T. Fleming
Marvalee M. Foster
Genevia A. Francisco
Terry R. Fulmer
Jeff D. Gaiche
Kimberly Dawn Gates
Daniel H. Gladstone
Eric J. Gonia
Keith Gregory
Fred Grigg, III
Anthony Wayne Harris
Rhonda Carol Hart
Michael Hartenau
David B. Hawkins
Bonnie Kay Hayes
Mary Ann Hayes
Pamela D. Hayes
Terri L. Hazelwood
Jefferson R. Heard
Anthony L. Heiderscheidt
William M. Hodges
Mark H. Hoffman
Dean L. Hofstedt
Heidi Ann Hoggatt
Michelle Valli Hope
Christopher Steven Hopper
Raegen Naegle Howell
Randy L. Hull
Michael C. Imboden
Anna P. Jackson
Grant E. Jackson
Kerry L. Jacobs
Clarence Arthur Jenke
Ellis J. Johnson
Steven W. Johnson
Robert M. Jones
Timothy S. Keathley
Kerrie L. Keith
Jill A. Kelly
Kevin R. Kestner
Christine Marie Kirchner
Nathan Spencer Kline
Holly A. Kolb
Srinivas Kolluru
Janet E. Kriz
Karl W. Krout
Michael M. Kuntz, Jr.
Donna A. Langley
John L. Larsen
Robert F. Little
John C. Lockyer
Richard A. Luck
Monica R. Mabry
Sarah C. Malpica
Fred D. Marler
Chester Martin, Jr.
James J. Mathis, III
Marilyn K. Matthews
Lee Matykiewicz
Casey T. Milford
Rodney P. Mimms
Kevin B. Mitchell
James S. Mixon
Kassandra K. Mize
Melory Mizicko
William Morris Mooney, Jr.
Betsy A. Moss
Allen W. Mueller
Brandon P. Myers
Mark A. Nation
Keely L. Nelson
Christie M. New
Kaveh Nickooii
Robert T. O'Dwyer
Victor Oliver
Malisia L. Padgett
Francis Parkin
Billy J. Parks
Justin L. Paschal
Richard L. Pendley
Michael S. Pennaz
John A. Perrin
Ola Mae Perry
Carla Yvonne Pumphrey
Jeremy J. Pumphrey
Aimee Celeste Puryear
Wei Qian
Daniel L. Rahn
Patrick M. Reeves
Michelle R. Reynolds
Regina L. Rice
Deborah D. Riggan
Heather R. Roach
Wendell K. Roberts
Michael Saunders
Michael P. Saviano
Ryan T. Schemm
Ted Schneider
Curt Schwall
Thomas A. Schweiger
Carolyn Shearman
Evan K. Shelton
Thomas L. Shrum
Arnold B. Silence
Jeremy I. Skinner
Scott B. Small
Billy Jerold Smith, Jr.
Martin B. Smith
Robert M. Smith
Margaret Souronis
Neva M. Spradlin
Tammy M. Spradlin
Tsanko S. Stoev
Jim Storey
William C. Stubblefield
Shelly Lynn Stubbs
Rebecca A. Summerville
Kimbra L. Tate
Michael D. Taylor
Shawn A. Thompson
Thomas L. Towler, Jr.
Amy J. Townsend
Rebecca J. Tubaugh
John D. Ussery
Maria R. Vasquez
William Matthew Walker
Elizabeth J. Walters
Gregory J. Warner
Lee C. Washington
Donald J. Wesley
Marlene Ann Whorton
James Randall Williams
Richard C. Wilson, Jr.
Wayne P. Wilson
Jeffrey M. Wingfield
Kenny W. Wood
Amy M. Worrell
Lawrence P. Zak

2004 EXCELLENCE AWARDS

Acxiom each year recognizes outstanding individual and team achievements. Winners of these awards have demonstrated significant, measurable impact in the areas of client satisfaction, associate satisfaction and profitability. We congratulate and thank these associates for making a difference in 2004.

About Acxiom

Acxiom Corporation (Nasdaq:ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan. For more information, visit www.acxiom.com.

Acxiom is an equal opportunity and affirmative action employer and does not discriminate in employment of associates or the awarding of contracts because of a person's race, sex, age, religion, national origin, veteran, disability or any other protected status.


ACXIOM®

Acxiom Corporation, 1 Information Way, P.O. Box 8180, Little Rock, Arkansas 72203-8180
1.888.3ACXIOM (1.888.322.9466) • Web: www.acxiom.com • E-mail: info@acxiom.com

Transfer Agent and Registrar EquiServe, 1 North State Street, 11th Floor, Chicago, Illinois 60602
1.312.499.7033

AR2004 38M 6/04